As confidentially submitted to the Securities and Exchange Commission on December 27, 2023.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

Anbio Biotechnology
(Exact Name of Registrant as Specified in its Charter)

__________________________________________

Not Applicable
(Translation of Registrant’s name into English)

__________________________________________

Cayman Islands	2835	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Friedrich-Ebert-Anlage 49, 60308,
Frankfurt am Main,
Germany
+49 16 0962 47281

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1-212-947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 T: 212-588-0022	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 T: 212-530-2206

_________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†  The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2023

Class A Ordinary Shares

Anbio Biotechnology

We are offering            Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Anbio Biotechnology (“Anbio”, the “Company”, “we”, “our”, “us”), a Cayman Islands exempted company. This is the initial public offering of our Class A Ordinary Shares. We anticipate the initial public offering price to be between US$            and US$            per share.

Prior to this offering, there has been no public market for our Class A Ordinary Shares or Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”). We plan to apply to list our Class A Ordinary Shares on the Nasdaq Global Select Market under the symbol “NNNN.” This offering is contingent upon us listing our Class A Ordinary Shares on the Nasdaq Global Select Market or another national exchange. There can be no assurance that we will be successful in listing our Class A Ordinary Shares on the Nasdaq Global Select Market.

Our issued and outstanding share capital is a dual class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of our company.

We are an “Emerging Growth Company” under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. Please read “Implications of Our Being an ‘Emerging Growth Company’” beginning on page 5 of this prospectus for more information.

Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Upon the completion of this offering, our outstanding shares will consist of            Class A Ordinary Shares and            Class B Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional            Class A Ordinary Shares.

	Per Share	Total(3)
Offering price(1)	US$	US$
Underwriting discounts(2)	US$	US$
Proceeds to our company before expenses	US$	US$

____________

(1)    Initial public offering price per share is assumed as US$            , which is the midpoint of the range set forth on the cover page of this prospectus.

(2)     We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering. We have agreed to issue to the underwriters, on the applicable closing date of this offering, warrants (the “Underwriters’ Warrants”) for nominal consideration of $0.01 in an amount equal to 5% of the aggregate number of Class A Ordinary Shares sold by us in this offering. For a description of other terms of the Underwriters’ Warrants and a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 100.

(3)      Assumes that the underwriters do not exercise any portion of their over-allotment option.

This offering is being conducted on a firm commitment basis. We have granted a 45-day option to the underwriter to purchase up to additional            Class A Ordinary Shares to cover over-allotments, if any.

The underwriters expect to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting”, on or about            , 2024.

Univest Securities, LLC

The date of this prospectus is            , 2024

Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the U.S. to permit a public offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions about this offering and the distribution of this prospectus applicable to those jurisdictions.

Through and including ________, 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

i

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to            additional Class A Ordinary Shares from us.

Except where the context otherwise requires and for purposes of this prospectus only the term:

•        “Anbio” refers to Anbio Biotechnology, an exempted company incorporated under the laws of the Cayman Islands;

•        “Anbio Australia” refers to Anbio Biotechnology Pty Ltd, a company incorporated under the laws of Australia;

•        “AnBai” refers to AnBai (Beijing) Biomedical Technology Limited, a company incorporated under the laws of PRC;

•        “Anbio BVI” refers to Anbio Biotechnology Limited, a company incorporated under the laws of the British Virgin Islands;

•        “Anbio France” refers to Anbio Biotechnology, a company incorporated under the laws of the Republic of France;

•        “Anbio HK” refers to Anbio Biotechnology Limited, a company incorporated under the laws of Hong Kong SAR;

•        “AnBiAo Xiamen” refers to AnBiAo Biotechnology (Xiamen) Limited, a company incorporated under the laws of PRC;

•        “Anbio UK” refers to Anbio Biotechnology Limited, a company incorporated under the laws of United Kingdom;

•        “Beijing AnBiAo” refers to Beijing AnBiAo Biotechnology Limited, a company incorporated under the laws of PRC;

•        “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan;

•        “Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

•        “LoviWell USA” refers to LoviWell Inc., a company incorporated under the laws of Delaware;

•        “LoviWell BVI” refers to LoviWell Inc, a company incorporated under the laws of the British Virgin Islands;

•        “Operating Subsidiary” refers to Anbio Biotechnology Limited or Anbio BVI;

•        “PharVac USA” refers to PharVac Inc., a company incorporated under the laws of Delaware;

•        “PharVac BVI” refers to PharVac Limited, a company incorporated under the laws of the British Virgin Islands;

•        “SEC” refers to the United States Securities and Exchange Commission; and

•        “US$” or “U.S. dollars” refers to the legal currency of the United States.

Anbio is a holding company with operations conducted mainly in Europe through its Operating Subsidiary in the British Virgin Islands, using U.S. dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at year-ended rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of year-ended British Pounds and Euros into U.S. dollars are based on the exchange rates stated on https://www.exchangerates.org.uk. Unless otherwise noted, all translations from Euro to U.S. dollars in this prospectus were made at a year-end spot rate of 1 Euro to $1.1326 USD on December 31, 2021, at a year-end spot rate of 1 Euro to $1.0726 USD on December 31, 2022, and at a month-end spot rate of 1 Euro to $1.0916 USD on June 30, 2023. All translations from British pounds to U.S. dollars in this prospectus were made at a year-end spot rate of $1.2098 USD to 1 GBP on December 31, 2022 and at a month-end spot rate of $1.2706 USD to 1 GBP on June 30, 2023.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        introduction of new product and service offerings;

•        expected changes in our revenues, costs or expenditures;

•        our expectations regarding the demand for and market acceptance of our products and services;

•        expected growth of our customers, including consolidated account customers;

•        competition in our industry;

•        government policies and regulations relating to our industry; and

•        uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s operations, the demand for the Company’s products and services, and economic activity in general; and

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Class A Ordinary Shares.

Overview

Anbio Biotechnology is dedicated to the advancement of medical technology and the provision of in vitro diagnostics (IVD) products. Our unwavering commitment lies in transforming the diagnostics landscape on a global scale, fostering a paradigm shift towards personalized and decentralized diagnostic solutions. By doing so, we aim to significantly enhance patient prognosis and contribute to the betterment of healthcare worldwide. At Anbio Biotechnology, our extensive portfolio comprises an array of IVD products designed to cater to diverse diagnostic needs. Our comprehensive range encompasses solutions for various applications, including over-the-counter (OTC) utilization, point-of-care (POCT) settings, and laboratory applications. By offering a versatile range of products, we ensure that healthcare providers and patients alike can access reliable and efficient diagnostic tools regardless of the healthcare setting.

Our IVD products are designed to detect a wide range of biomarkers associated with critical medical domains. These domains encompass infectious diseases, cancer, cardiovascular diseases, inflammation, drug abuse, endocrine disorders, renal disease, pharmacogenomics, and diabetes. By providing advanced diagnostic capabilities in these areas, we empower healthcare professionals to accurately identify and monitor various conditions, facilitating timely intervention and patient care. Moreover, our IVD products are compatible with multiple sample collection matrices, including serum, plasma, whole blood, feces, urine, and saliva, to ensure ease of use and convenience for both healthcare providers and patients. This flexibility allows for diagnostic testing across diverse patient populations and healthcare settings.

Anbio Biotechnology has developed a comprehensive range of IVD products to meet the growing demand in the POCT and OTC market. Our main sales revenue was from SARS-CoV-2 and SARS-CoV-2/Flu A/Flu B Antigen Rapid Test Kit, under our Lateral Flow Immunoassay (LFIA) technology, which accounted for over 99% of total revenue for the six months ended June 30, 2023 and for the fiscal year ended December 31, 2022; 100% of total revenue for the fiscal year ended December 31, 2021 was from SARS-CoV-2 Antigen Rapid Test Kit. For more information about our IVD products, see “Business — Our Products.”

For the six months ended June 30, 2023 and 2022, we generated revenue of $3.05 million and $17.78 million, respectively, of which about 99% and 99% were from respiratory diseases and COVID-19 related products. For the fiscal years ended December 31, 2022 and 2021, we generated revenue of $23.54 million and $4.43 million, respectively, of which 99% and 100% were from respiratory diseases and COVID-19 related products. Among them, 99% revenue is from LFIA type of solutions, less than one percent of revenue is from other types of solutions. Our non-COVID-19 products are primarily focused on laboratory and point of care type of solutions.

Our Competitive Strengths

We believe the following attributes differentiate us from other diagnostic solution and digital health companies:

•        Diagnostic solution provider, focused on speed, innovation and low-cost;

•        Supply capability;

•        Diversified global customer portfolio;

•        Our suppliers’ quality management system and quality control: and

•        Experienced and proven management team.

Our Strategies

To achieve our goal, we strive to provide high-quality diagnostic products with competitive prices to increase our global market share as follows:

•        Expand market share in the diagnostic and biotechnology sectors;

•        Continue to promote our mature line of diagnostic products with global and regional market conditions in mind;

•        Provide superior quality products and customer service; and

•        Focus on efficient manufacturing and cost management.

Corporate History and Structure

On July 27, 2021, Anbio Biotechnology was incorporated under the laws of the Cayman Islands as an exempted company with limited liability.

On November 30, 2021, Anbio BVI was incorporated under the laws of the British Virgin Islands as a wholly owned subsidiary of Anbio to design and provide IVD products.

On August 6, 2021, Anbio HK was incorporated under the laws of Hong Kong as a wholly owned subsidiary of Anbio. Anbio HK has minimum operation in fiscal year ended December 31, 2021 but has no operation since then and as of the date of this prospectus.

On September 10, 2021, Beijing AnBiAo was incorporated under the laws of PRC as a wholly owned subsidiary of Anbio HK. Beijing AnBiAo has no operation as of the date of this prospectus.

On October 6, 2021, Anbio Australia was incorporated under the laws of Australia, which became a wholly owned subsidiary of Anbio on February 21, 2022. Anbio Australia has no operation as of the date of this prospectus.

On October 22, 2021, Anbio UK was incorporated under the laws of United Kingdom, which became wholly owned subsidiary of Anbio on December 28, 2022. Anbio UK has no operation as of the date of this prospectus.

On October 22, 2021, AnBiAo Xiamen was incorporated under the laws of PRC, which is wholly owned by Beijing AnBiAo. AnBiAo Xiamen has no operation as of the date of this prospectus.

On November 18, 2021, Anbio France was incorporated under the laws of France as a wholly owned subsidiary of Anbio HK. Anbio France has no operation as of the date of this prospectus.

On April 13, 2022, PharVac BVI was incorporated under the laws of the British Virgin Islands as a wholly owned subsidiary of Anbio. PharVac BVI has no operation as of the date of this prospectus.

On January 18, 2023, PharVac USA was incorporated under the law of Delaware as a wholly owned subsidiary of PharVac BVI. PharVac USA has no operation as of the date of this prospectus.

On May 26, 2021, AnBai was incorporated under the laws of PRC, which became a wholly owned subsidiary of Beijing AnBiAo on February 7, 2023. AnBai has no operation as of the date of this prospectus.

On February 22, 2023, LoviWell BVI was incorporated under the law of the British Virgin Islands as a wholly owned subsidiary of Anbio. LoviWell BVI has no operation as of the date of this prospectus.

On March 28, 2023, LoviWell USA was incorporated under the law of Delaware as a wholly owned subsidiary of LoviWell BVI. LoviWell has no operation as of the date of this prospectus.

On June 30, 2023, the Company adopted its amended and restated memorandum and articles of association. Simultaneous with the adoption of the amended and restated memorandum and articles of association, the Company’s shareholders resolved to alter the Company’s authorized share capital to consist of 500,000,000 shares, par value US$0.0001 per share, divided into (i) 400,000,000 Class A Ordinary Shares with a par value of US$0.0001 each, and (ii) 100,000,000 Class B Ordinary Shares with a par value of US$0.0001 each (the “Share Restructuring”).

Pursuant to the Share Restructuring, 49 out of the 50 Class B Ordinary Shares held by Growth Incorporation were surrendered without consideration and 1 Class B Ordinary Share was transferred to CVC Investment; and 49 out of 50 Class B Ordinary Shares held by Successful Incorporation were surrendered without consideration and 1 Class B Ordinary Share was transferred to Northwestern Investment, in each case with economic effect as of June 30, 2023. Concurrently therewith, the Company issued an aggregate of 42,291,200 Class A Ordinary Shares, par value US$0.0001 per share, to various subscribers, including 2,100,000 Class A Ordinary Shares to CVC Investment and 2,100,000 Class A Ordinary Shares to Northwestern Investment, and issued an aggregate of 99,999,998 Class B Ordinary Shares, par value US$0.0001 per share, consisting of 49,999,999 Class B Ordinary Shares to CVC Investment and 49,999,999 Class B Ordinary Shares to Northwestern Investment, in each case with economic effect as of June 30, 2023. Prior to this offering, CVC Investment holds 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, representing 4.97% and 50% of the total Class A Ordinary Shares and Class B Ordinary Shares respectively, and 49.62% of the total voting rights; and Northwestern Investment holds 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, representing 4.97% and 50% of the total Class A Ordinary Shares and Class B Ordinary Shares respectively and 49.62% of the total voting rights.

Impact of COVID-19

Most of our revenue in 2021, in 2022, and for the six months ended June 30, 2023, was generated from respiratory diseases related products. We generated revenue from the commercial sale of products. We purchased our raw materials in bulk to lower the cost of goods sold (“COGS”). As a result, the lower COGS allowed us to maintain a healthy gross profit margin in a competitive market. Hence, if the demand for COVID-19 related tests declines, we may not be able to purchase the raw reagents in large quantities to sustain profitability. As the COVID-19 pandemic transitions from an epidemic to an endemic phase, there has been a notable decrease in market demand for COVID-19 related raw materials. Consequently, the prices of these raw materials have experienced a significant decline.

Other factors that are beyond our control that can affect our profitability include:

•        the ability of our COVID-19 tests to accurately detect different strains of SARS-CoV-2, the virus that causes COVID-19, created by genetic mutation or otherwise, such as the SARS-CoV-2 variants of concern known as the Alpha, Beta, Gamma, Delta, and Omicron variants or other new variants that have emerged or may emerge. Therefore, it is imperative for us to persistently monitor and investigate the mutation patterns of emerging respiratory infectious disease viruses. By doing so, we can consistently enhance our product offerings and ensure the availability of continuous, high-quality detection capabilities;

•        the ability of customers to pay for or otherwise obtain payment coverage for our COVID-19 Test kits; and

•        the length of the COVID-19 pandemic/endemic and the extent to which widespread vaccinations globally reduce demand for our COVID-19 test.

Rapid technological developments characterize the COVID-19 diagnostic testing market. The demand for our COVID-19 and respiratory disease IVD products may be materially affected by the availability and efficaciousness of vaccines or the emergence of treatments for COVID-19 and other respiratory diseases. Nevertheless, diseases associated with COVID-19 and other respiratory infections are also influenced by seasonal variations and temperature fluctuations, resulting in a surge in revenue during the peak infection seasons. The unpredictability of demand for our COVID-19 tests and our other respiratory portfolio products could mean that our quarterly and annual operating results may fluctuate significantly. As a result, the variability and unpredictability of demand for our COVID-19 tests could have a material adverse effect on our business, financial condition and results of operations.

Risk Factor Summary

Investing in our Class A Ordinary Shares involves a high degree of risk. Below is a summary of material factors that make an investment in our Class A Ordinary Shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 9 of this prospectus for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face. These risks include, but are not limited to, the following:

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry, beginning on page 4 of this prospectus, include but not limited to the following:

•        We have a relatively short operating history compared to some of our established competitors, and face significant risks relying on third-party suppliers and distributors, and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects (page 9).

•        Geopolitical risks may adversely impact economic conditions, increase market volatility, cause operational disruption to us and impact our strategic plans, which could have adverse effects on our business and its profitability (page 10).

•        We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business (page 13).

•        Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them (page 16).

•        We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties and expose ourselves to new geographical markets (page 13).

•        We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters (page 16).

Risks Relating to our Class A Ordinary Shares and this Offering

Risks and uncertainties relating to our Class A Ordinary Shares and this offering, beginning on page 19 of this prospectus, include but not limited to the following:

•        There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all (page 19).

•        Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will experience immediate and substantial dilution (page 21).

•        There is uncertainty as to the enforceability in the Cayman Islands of judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdiction (page 22).

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences (page 24).

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

Our principal executive offices are located at Friedrich-Ebert-Anlage 49, 60308, Frankfurt am Main, Germany. Our telephone number is +49-16-0962-47281. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.anbio.com. The information contained on our website is not a part of this prospectus.

THE OFFERING

Issuer	Anbio Biotechnology

Securities offered by us	Class A Ordinary Shares, par value US$0.0001 per share.

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per share.

Ordinary Shares outstanding prior to the offering	42,291,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

Over-allotment option	We have granted the underwriters an option for a period of 45 days to purchase up to additional Class A Ordinary Shares, if any.

Ordinary Shares to be outstanding after this offering

           Class A Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares (or            Class A Ordinary Shares if the underwriters exercise their option in full) and 100,000,000 Class B Ordinary Shares.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately US$           or approximately US$           if the underwriters exercise their over-allotment option to purchase additional Class A Ordinary Shares in full, assuming an offering price of US$           per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us, including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses.

We intend to use the net proceeds of this offering primarily for expansion of sales and distribution network in the global market, seeking regulatory approval in global market including relevant clinical studies and trial testing, research and development of new products, commercialization of existing products and validation of quality assurance and working capital and general corporate matters expanding research & development pipeline, advancing customer service, strengthening sales operations and supporting general corporate matters and working capital. See “Use of Proceeds” on page 29 for additional information.

Proposed Nasdaq Trading Symbol and Listing

We plan to apply to list our Class A Ordinary Shares on the Nasdaq Global Select Market under the symbol “NNNN” This offering is contingent upon us listing our Class A Ordinary Shares on Nasdaq Global Select Market or another national exchange. No assurance can be given that such listing will be approved or that a liquid trading market will develop for our Class A Ordinary Shares.

Lock-up

Our directors, executive officers, and shareholder who own 5% or more of the outstanding Class A Ordinary Shares have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for a period of 180 days commencing on the date of this prospectus. See “Underwriting” beginning on page 100 for additional information.

Transfer Agent

Risk factors	See “Risk Factors” beginning on page 9 for a discussion of risks you should carefully consider before investing in our Class A Ordinary Shares.

Unless we specifically state otherwise, the information in this prospectus assumes no exercise by the underwriters of the over-allotment option.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment.

Risks Relating to our Business Operations and Industry

We, through our Operating Subsidiary, have a relatively short operating history compared to some of our established competitors and face significant risks relying on third-party suppliers and distributors and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

We, through our Operating Subsidiary, have a relatively short operating history compared to some of our established competitors. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

•        build a well-recognized and respected brand;

•        establish and expand our client base;

•        maintain and enhance our relationships with our business partners;

•        attract, retain, and motivate talented employees;

•        anticipate and adapt to changing market conditions and a competitive landscape;

•        manage our future growth;

•        ensure that the performance of our products and services meets client expectations;

•        maintain or improve our operational efficiency;

•        navigate a complex and evolving regulatory environment;

•        defend ourselves in any legal or regulatory actions against us;

•        avoid and remedy operating errors as a result of human or system errors;

•        identify and address conflicts of interest; and

•        identify and appropriately manage our related party transactions.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

In addition, we rely on third-party suppliers and distributors for manufacturing and distributing IVD products, technology development, and other aspects of our business. If our suppliers or distributors are unable or unwilling to provide the services necessary to support our business, or if our agreement is terminated or we are otherwise unable to maintain these relationships, our business and operations could be adversely affected. Increase in cost of purchase for any products and our suppliers’ cost of raw material, cost of labor and cost of research and development could prevent us from increasing or sustaining our revenues or achieving sustained profitability.

We may maintain a certain level of finished goods inventory to ensure the adequate lead time and immediate delivery when required to meet our customers’ demands and expectations. On one hand, our suppliers are required to maintain an appropriate level of raw materials for the production and supply of our IVD products. On the other hand, we may also be exposed to excess inventory levels that may lead to increases in inventory holding costs, risks of inventory obsolescence, and provisions for write-downs, which will materially and adversely affect our business, financial condition, and the results of operations. To maintain an appropriate inventory level to meet market demand, we will conduct an inventory review and an aging analysis regularly since our IVD reagents are perishable and have a defined shelf-life. In addition, we will provide obsolete and slow-moving finished goods that are no longer suitable for use in production or sale. However, we cannot guarantee that these measures will always be effective and that we will be able to maintain an appropriate inventory level. Also, termination of our relationship with suppliers or distributors can incur substantial costs, delays, and disruptions to our business in transitioning such services to ourselves or another third-party supplier or distributor.

As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. As a result, initial timetables for introducing and developing new lines of business and products may not be achieved, and price and profitability targets may not prove feasible. Both global and regional external factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or product. For instance, to promote sales in the United States market, some diagnostic instruments and assays may need to be registered with the regulatory authorities for the IVD products, although not a requirement to sell certain IVD products in the United States. Registrations potentially could limit further commercialization of our IVD products and could materially adversely impact our business, financial condition, results of operations, and prospects. The same scenario can also be applied to global markets, where country-specific regulatory authorities require clearance. To mitigate the risks of delays and non-revenue generating periods due to regulatory clearance requirements, we are setting up a lab-developed tests (“LDT”) sales channel in the US for certain ChLIA, FIA, LFIA and molecular diagnostic tests. Additionally, many of our IVD products are CE marked and allow us to generate revenue globally while submitting for additional regulatory clearance for our line of IVD products in regional markets, globally.

Moreover, failure to successfully manage these risks in developing and implementing new lines of business or products could adversely affect our business, operations, and financial condition. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Geopolitical risks may adversely impact economic conditions, increase market volatility, cause operational disruption to us and impact our strategic plans, which could have adverse effects on our business and its profitability.

Geopolitical risks may adversely impact our operations. The global healthcare system, particularly in the United States, has historically been slow to change. We cannot assure you that we will succeed in bringing about innovative disruption and emerging a new healthcare paradigm. Many different constituencies make up the global healthcare system, many of whom may have a significant interest in trying to maintain the status quo. We cannot assure you that we will not face resistance from certain participants in the healthcare system as we seek to bring about change. To the extent we encounter such challenges, the global market potential for our IVD instruments and tests and future offerings may be more limited than anticipated. Our success and future growth largely depend on our ability to increase awareness of IVD products among consumers, healthcare providers, enterprises, payors, and other stakeholders in the global healthcare system and on the willingness of these stakeholders to utilize the our IVD products, including our current and future instruments and tests. Diagnostic testing in the United States and elsewhere worldwide continues to rely significantly on a centralized clinical testing model. We cannot assure you that we will successfully change historical practices in diagnostic testing or our efforts to bring about connectivity within the healthcare system. Consumers and other stakeholders in the healthcare system may be slow in changing their habits and may be hesitant to use our IVD solution for a variety of reasons, including:

•        lack of experience with our company and products, and concerns about the newness of our technology or that we are relatively new to the diagnostic industry;

•        perceived health, safety, or quality risks associated with the use of a new platform and at the point of care;

•        traditional or existing relationships between and among healthcare stakeholders that administer, process, and sell diagnostic testing;

•        competition and negative selling efforts from competitors, including competing tests and platforms and other providers of healthcare technology platforms and services; and

•        perception regarding the complexity of using our IVD solution.

If we are unsuccessful in bringing about the disruptive change we seek to achieve, our company’s opportunity may be more limited than we currently anticipate. To mitigate such risks, we supply traditional laboratory products, offer self-test retail products, and actively participate in government procurement orders. These avenues represent business opportunities that we can pursue before, during, and after our transformation as industry disruptors.

Our success depends on the success of our IVD product portfolio and attracting and retaining customers and commercializing our IVD products globally, and several other factors, including widespread market adoption of our IVD instruments and tests and our ability to introduce new tests for use with our FIA, ChLIA, Molecular, and LFIA solutions.

Our success depends on the continued commercializing of our IVD products globally and several factors. However, the continued commercial success of our IVD products in the global markets will depend on many factors, some of which are outside of our control, including the following:

•        our ability to continue our excellent business relationship with our current supplier and seeking other capable suppliers in parallel so we can continue to scale up the production capabilities and timely manufacture our diagnostics products, and assays in sufficient capacity to meet customer requirements and market demand;

•        acceptance by key opinion leaders, healthcare systems and providers, governments and regulatory authorities, enterprise and health plan customers, consumers, and others of the convenience, accuracy, and other benefits our IVD product portfolio offers;

•        the availability, perceived advantages, relative cost, relative convenience, and relative accuracy of our IVD solution compared to products produced by our competitors;

•        the ability of consumers and other customers to pay for or otherwise obtain payment coverage or reimbursement from third-party payors for our diagnostic tests;

•        our ability to obtain requisite future regulatory approval, as well as our ability to obtain and maintain regulatory authorizations, clearances, and approvals in other jurisdictions; and

•        our ability to comply with all regulatory requirements applicable to our IVD products, including applicable marketing, manufacturing, and other regulatory requirements.

If our IVD products do not gain broad market acceptance, it could adversely affect the broader commercial success of our current IVD product line and our future IVD products. In addition, the diagnostic testing market is characterized by rapid technological developments. Our current and future competitors may develop products and services that are more commercially attractive than ours, and they may bring those products and services to market earlier or more effectively than us. If we are unable to compete successfully against current or future competitors, we may be unable to increase market acceptance for and sales of our products. Therefore, if our IVD products are rendered uncompetitive or obsolete, even if they were to gain widespread market acceptance initially, the demand for our IVD products could be greatly reduced and a decrease in demand for any products could prevent us from increasing or sustaining our revenues or achieving sustained profitability.

If we cannot obtain and maintain adequate coverage and reimbursement from third-party payors for our IVD products in the US, the US market opportunity for our tests may be less than expected.

Our US market success depends on government and commercial third-party payors providing coverage and adequate reimbursement for our IVD products. While the reimbursement status for diagnostic tests generally is still evolving, many of our large panel of tests may not be reimbursed by third-party payors. However, we expect that in the future, healthcare providers that purchase our IVD products will look to various third-party payors, such as Medicare, Medicaid, private commercial insurance companies, health maintenance organizations, accountable care organizations(“ACOs”), and other healthcare-related organizations, to cover and pay for our IVD tests. Decisions regarding the extent of coverage and the amount of reimbursement to be provided are made on a payor-by-payor basis. Therefore, sales volumes and prices of our diagnostic test will largely depend on the availability of coverage and reimbursement from such third-party payors. In addition, these third-party payors decide which products will be covered and establish reimbursement levels.

Reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that a clinical laboratory test is safe, effective, and medically necessary, appropriate for the specific patient, cost-effective, supported by peer-reviewed medical journals, included in clinical practice guidelines, and neither cosmetic, experimental, nor investigational. Even if a third-party payor covers a particular test or procedure, the resulting reimbursement payment rates may not be adequate. Coverage criteria and reimbursement rates for diagnostic tests are subject to adjustment by payors, and current reimbursement rates could be reduced or coverage criteria restricted in the future, which could adversely affect the market for our line of diagnostic tests or any diagnostic tests we may receive governmental or other regulatory approval for in the future. Moreover, third-party payors may require additional clinical or other data to cover any of our diagnostic tests or future tests we may develop in certain settings.

If our IVD products do not perform as expected, our business, operating results, reputation, and prospects may suffer.

Our success depends on our ability to provide reliable IVD instruments and tests that enable high-quality diagnostic testing with high accuracy, ease of use, and short turnaround times. Unfortunately, the accuracy and reproducibility we have demonstrated concerning our IVD instruments and tests may not continue or indicate future performance as the product attains more widespread usage.

Our IVD instruments use complex and sophisticated biochemical processes, many highly sensitive to external factors, including human error. An operational, technological, or other failures in one of these complex processes or fluctuations in external variables may result in lower sensitivity and specificity rates. And it could also result in longer than anticipated or expected turnaround times. Operational, technical, user and other difficulties may also adversely affect test performance. If our tests do not perform or are perceived not to have performed as expected or favorably compared to competitive products, our business, operating results, reputation, and prospects may suffer. We may also be subject to legal claims arising from product limitations, errors, or inaccuracies. Any of the preceding could have a material adverse effect on our business, financial condition, and the results of operations.

We may be unable to timely and accurately respond to changes in the latest market trends for our IVD products due to future development of COVID-19 pandemic.

For the six months ended June 30, 2023, we generated 99% of our revenue from respiratory diseases and COVID-19 related products and we have not yet recognized material revenue from non-COVID-19 related products. While the world continues to deal with the global pandemic associated with COVID-19 and its variants, we cannot predict the future development of the COVID-19 pandemic. Even with the commercialization of our diagnostic products outside of COVID-19, a potential decline in demand for COVID-19 tests due to the latest market trends may cause our revenue to decline and adversely affect our business, financial condition and results of operations.

Failure of our suppliers’ systems upon which we rely could adversely affect our business operation.

For the six months ended June 30, 2023, two suppliers accounted for 100% of our total cost of sales. For the fiscal years ended December 31, 2022 and 2021, two suppliers and one supplier accounted for 100% of our total cost of sales, respectively. Any interruption in the suppliers’ services, or deterioration in the suppliers’ performance or quality could adversely affect our business operation if we cannot effectively replace such supplier.

A limited number of customers currently represent a substantial portion of our revenue. If we fail to retain these customers, our revenue could decline significantly.

We currently derive a substantial portion of our revenue from sales to certain key customers. For the six months ended June 30, 2023, three customers accounted for nearly 99% of our total revenues. For the six months ended June 30, 2022, four customers accounted for nearly 90% of our total revenues. For the fiscal years ended December 31, 2022 and 2021, four customers accounted for nearly 88% and 93% of our total revenues, respectively. As a result, our revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of these customers or any other significant future customers. Any of our significant customers may decide to purchase less than they have in the past, may alter their purchasing patterns or procurement policies at any time with limited notice, or may decide not to continue to use our IVD products at all, any of which could cause our revenue to decline and adversely affect our business, financial condition and results of operations.

The loss of any customers or a material decline in their order through us would have an adverse effect on our operating results.

Although our Operating Subsidiary strive to provide excellent service and experience to our customers, we cannot guarantee that these customers will continue to order our products in the future. Any decline in our customers’ order volume would lower our revenues, which would adversely affect our profitability.

Our growth requires hiring additional personnel in various areas, including customer service, billing, and general commercial process improvements, and expanding our internal quality assurance program. Among other areas, we believe that customer service could be particularly important to us given that our IVD products have only very recently been introduced to the commercial market and the lack of experience some of our potential customers will have with our products and its benefits.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business.

A critical component of our future growth is our ability to promote and sustain our brand. Promoting and positioning our brand and platform will depend largely on the success of our marketing efforts, our ability to attract users and clients cost-efficiently, and our ability to consistently provide high-quality services and a superior experience. We have incurred and will continue to incur significant expenses related to advertising and other marketing efforts, which may not be effective and may adversely affect our net margins.

We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties and expose ourselves to new geographical markets.

We, through our Operating Subsidiary, are committed to providing new products and services in order to strengthen our market position in the IVD industry and client relationships. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. For further details, see “Business — Our Strategies” on page 51. These activities expose us to new and increasingly challenging risks, including, but not limited to:

•        we may have insufficient experience or expertise in offering new products and services and dealing with inexperienced counterparties and clients may harm our reputation;

•        we may be subject to stricter regulatory scrutiny, or increasing tolerance of credit risks, market risks, compliance risks, and operational risks;

•        we may be unable to provide clients with adequate levels of service for our new products and services;

•        our new products and services may not be accepted by our clients or meet our profitability expectations;

•        our new products and services may be quickly copied by our competitors so that its attractiveness to our clients may be diluted; and

•        our suppliers’ new product research and development involves a lengthy and complex process, which could prevent us from increasing or sustaining our revenues or achieving sustained profitability. Development efforts may fail for many reasons, including failure of the products to perform as expected at the research or development stage, lack of validation data, failure to demonstrate the clinical utility of the products or pass clinical trials or obtain relevant regulatory approval, authorization, certification or clearance.

If we are unable to achieve the expected results with respect to our offering of new products and services, our business, financial condition, and results of operations could be materially and adversely affected.

In addition, engaging in business internationally may expose us to additional risks and uncertainties. As we have limited experience in operating our business, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions, or face difficulties in operating effectively in overseas markets including but not limited to delay of payment or longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations. We may also fail to adapt our business models to local markets due to various legal requirements and market conditions. Compliance with applicable foreign laws and regulations, increases the costs and risk exposure of doing business in local and foreign jurisdictions including but not limited to economic sanctions, export and import restrictions, employment laws and tax violation, misunderstanding of regulatory requirements, and revocation of governmental approvals, permits, and licenses. In addition, in some cases, compliance with the laws and regulations of one country could nevertheless cause violation of the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts, and business.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Our commercial success depends on our ability to develop, market and sell our products without infringing, misappropriating or otherwise violating the intellectual property rights of third parties including but not limited to the confidential information deriving from business relationship. We operate in a crowded technology area in which there are numerous issued patents and patent applications and in which there has been substantial litigation regarding patent and other intellectual property rights. There are inherent uncertainties in these legal matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. If third parties, including our competitors, believe that our products or technologies infringe, misappropriate or otherwise violate their intellectual property, such third parties may seek to enforce their intellectual property, including patents, against us by filing an intellectual property-related lawsuit, including a patent infringement lawsuit, against us. There is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. We may also choose to challenge the validity or enforceability of any third-party intellectual property that we believe may have applicability in our field, and any other third-party patent that may be asserted against us. Such challenges may be brought either in court or by requesting that the U.S. Patent and Trademark Office (“USPTO”), or other foreign intellectual property offices’ review the intellectual property claims. However, there can be no assurance that any such challenge will be successful and if not successful, we may be estopped from asserting in a district court any grounds already raised or that could have been raised in certain proceedings, such as inter partes review at the USPTO.

Intellectual property litigation is costly, and even if we prevail, the substantial cost of such litigation could affect our business and financial condition. Intellectual property litigation may also be lengthy and time-consuming and may divert the attention of our management and technical personnel in defending ourselves against any of these claims. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position, reputation and stock price. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize, and sell products. In the event of a successful claim against us of infringement or misappropriation, we may be required to pay substantial damages (including treble damages and attorneys’ fees if we are found to have willfully infringed a patent) to and obtain one or more licenses from third parties, or we may be prohibited from selling certain products, all of which could have a material adverse impact on our cash position and business and financial condition. Moreover, any licenses that we are compelled to obtain may require substantial payments or cross-licenses under our intellectual property rights, and it may be nonexclusive, in which case our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse effect on our business and financial condition.

In addition, we may be unable to obtain any required licenses at a reasonable cost, if at all. We could therefore incur substantial costs relating to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Moreover, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any required licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products would materially affect our ability to grow and maintain profitability and would have a material adverse impact on our business.

Any failure to protect our intellectual property could harm our business and competitive position.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries for our IVD products. Patent law as applied to inventions in the fields in which we operate is complex and uncertain, so we cannot make any assurances that we will be able to obtain or maintain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. If we are unable to obtain or maintain patent or other intellectual property protection with respect to our proprietary products, our business, financial condition and results of operations could be materially harmed.

Changes in the intellectual property laws or in the interpretation thereof in the United States and other countries may diminish our ability to protect our inventions and to obtain, maintain, and enforce our intellectual property rights; more generally, such changes could affect the value of our intellectual property, including by limiting the potential scope of patent coverage that we can obtain. We cannot predict whether any particular patent applications we are currently pursuing will be granted as a patent or whether the claims of any particular patents, if obtained, will provide sufficient exclusivity over our competitors.

We, through our Operating Subsidiary, own and maintain a registered domain names (including our website www.anbio.com). Although we do not currently own any registered trademarks, we may in the future acquire new intellectual property such as trademarks, copyrights, domain names, and know-how. We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. We may not be able to successfully pursue claims for infringement that interfere with our ability to use our trademarks, website, or other relevant intellectual property or have adverse impact on our brand. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages.

Some of our IVD products have been CE Marked but we may not obtain other necessary regulatory approvals, authorizations, certifications or clearances, and we may not be able to successfully commercialize our IVD products in the future.

Some of our IVD products which are CE Marked, will require additional regulatory approvals, authorizations, certifications or clearances prior to commercialization in professional settings in certain countries outside the European Economic Area (“EEA”). In addition, we may need to seek additional regulatory approvals, authorizations, certifications or clearances for specific or limited use cases based on our commercialization plans. We may need to perform additional clinical testing to obtain additional regulatory approvals, authorizations, certifications or clearances. Sales of our products in the EU are regulated through a process that may require certification by a Notified Body in order to affix a CE Mark. Such processes are uncertain, particularly in light of changes to the regulatory framework. There may be a risk of delay in placing our products on the market and, once on the market, a risk of review and challenges to certain certified statuses.

Our commercially available products were CE Marked in accordance with the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices (the “IVDD”). In accordance with the IVDD conformity assessment procedures, we performed a self-assessment of the conformity of these products with the Essential Requirements of Annex I to the IVDD. Following this self-assessment, we issued a Declaration of Conformity allowing us to affix the CE Mark to the products.

Products for which we issued a Declaration of Conformity in accordance with the IVDD based on a self-assessment, and which will be up-classed under the IVDD and require the involvement of a Notified Body under the In Vitro Diagnostic Regulation (IVDR) for the first time, may rely on the transitional provisions of the IVDR and can continue to be placed on the EEA market until the following dates:

•        high individual risk and high public health risk products (Class D): May 26, 2025;

•        high individual risk and/or moderate public health risk products (Class C): May 26, 2026;

•        moderate individual risk and/or low public health risk (Class B): May 26, 2027; and

•        low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): May 26, 2027.

However, we may only rely on the transitional provisions of the IVDR provided that: (i) the devices continue to comply with applicable requirements imposed by the IVDD; (ii) we respect the IVDR requirements relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and devices from May 26, 2022, in place of the corresponding requirements in the IVDD; and (iii) no significant changes are made in the design and intended purpose of the devices during the transitional period. Besides, if EU regulatory bodies reclassify the product class, some certified products may have to be re-certified to be marketable.

Our CE Marked products which have been placed on the market in accordance with the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices for which we may seek an extension of their intended use. If any significant changes are made to these products, these products could no longer benefit from the transitional provisions above and we may need to CE Mark these products in accordance with the IVDR. CE Marking our products in accordance with the IVDR is likely to require the intervention of a Notified Body to obtain CE Certificates of Conformity. There is a risk of delay in getting these products to market if the Notified Body has capacity constraints and/or if the Notified Body has any issues with our technical documentation. Our ability to continue selling our products may be impacted if we cannot update our products to the new IVDR standards before the end of the transitional periods described above.

It should be appreciated that there is a severe shortage of capacity of Notified Bodies to assess all IVDs that will require Notified Body certification under the IVDR, and that it is widely recognized that applications for assessment by the Notified Bodies may be subject to significant delays. There can be no assurance that our ability to market IVDs in the EEA in the future will not be interrupted and this could, in turn, have a negative impact on our business and operating results.

After the launch of any additional products or certain improvements to existing products, we may be subject to challenges by National Competent Authorities of EU Member States if there are issues that arise that question the safety and performance of these products. Such challenges may arise from a routine audit by a regulatory authority, due to device vigilance reports submitted by us, Field Safety Corrective Actions being initiated by us or the regulatory authority, or complaints made by competitors, whether those complaints are founded or not.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics such as COVID-19, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man- made disaster, disruption due to political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the global economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them.

Our businesses depend on the skills, reputation, and professional experience of our key management executives, the network of resources and relationships they generate during the normal course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

Moreover, our business operations depend on our professional staff, our most valuable asset. Their skills, reputation, professional experience, and client relationships are critical elements in obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. We expect to face significant competition in hiring such personnel. Additionally, as we mature, current compensations scheme to attract employees may not be as effective as in the past. If we do not succeed in attracting, hiring and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

Although we have not been subject to any lawsuits and arbitration claims in relation to our current business since the commencement in 2021, operating in the IVD industry may subject us to significant risks, including the risk of lawsuits and other legal actions relating to compliance with regulatory requirements. The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our IVD products identified inaccurate or incomplete information or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. Any product liability claims could result in substantial damages and be costly and time-consuming for us to defend. Any product liability brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, cause current customers to terminate existing agreements, or cause potential customers to seek other suppliers, any of which could adversely impact our business, financial condition and results of operations.

From time to time, we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Any such claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects.

Any negative publicity with respect to the Company, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the IVD industry in general or product or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

Our risk management and internal control systems, as well as the risk management tools available to us, may not fully protect us against various risks inherent in our business.

We follow our comprehensive internal risk management framework and procedures to manage our risks, including, but not limited to, reputational, legal, regulatory, compliance, operational, market. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the IVD industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Any deficiencies or failures in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance. In addition, failure of our employees to effectively enforce such risk management and internal controls procedures, or any of the foregoing risks, may have a material and adverse effect on our business, financial condition and operating results.

Although we currently have not identified any material weakness in our internal control over financial reporting, if we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting if any, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for each of the two years ended December 31, 2022 and 2021, we and our independent registered public accounting firm have not identified certain material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Upon completion of this offering, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Global Select Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets relevant requirements differently from us.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, although we currently have not identified any material weakness in our internal control over financial reporting, if we fail to maintain proper and effective of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. If we violated federal securities laws and other compliance requirements as U.S. public companies, we might be delisted from the stock exchange on which we list, and regulatory investigations, and civil or criminal sanctions. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our corporate actions will be substantially controlled by our shareholders, CVC Investment and Northwestern Investment, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment.

Immediately following this offering, CVC Investment and Northwestern Investment, our shareholders, will beneficially own            % of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares, representing            % of the total voting power, assuming that the underwriters do not exercise their over-allotment option. Accordingly, CVC Investment and Northwestern Investment will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Class A Ordinary Shares in this offering.

Risks Relating to our Class A Ordinary Shares and this Offering

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. Although we plan to apply to have our Class A Ordinary Shares listed on Nasdaq Global Select Market, we cannot assure you that a liquid public market for our Class A Ordinary Shares will develop. If an active public market for our Class A Ordinary Shares does not develop following the completion of this offering, the market price of our Class A Ordinary Shares may decline and the liquidity of our Class A Ordinary Shares may decrease significantly.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiation between us and the underwriters based on several factors, and we cannot assure you that the price at which the Class A Ordinary Shares are traded after this offering will not decline below the initial public offering price. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their Class A Ordinary Shares due to insufficient or a lack of market liquidity of our Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares may be volatile, including any stock run-ups, which could result in substantial losses to you.

Our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us or our industry;

•        variations in our revenues, profit, and cash flow;

•        changes in the economic performance or market valuations of other financial services firms;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

•        announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

•        sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be            Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares outstanding immediately after this offering; or            Class A Ordinary Shares, if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full, and 100,000,000 Class B Ordinary Shares. In connection with this offering, we, our officers, directors, and existing shareholders have agreed not to sell any of our Class A Ordinary Shares or are otherwise subject to similar lockup restrictions for six (6) months after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the IVD regulatory authorities. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. See “Underwriting” beginning on page 100 and “Shares Eligible for Future Sale” on page 93 for a more detailed description of the restrictions on selling our securities after this offering.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. All dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” section on page 30 for more information.

Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase our Class A Ordinary Shares in this offering, you will pay more for your Class A Ordinary Shares than the amount paid by existing shareholders for their Class A Ordinary Shares on a per Ordinary Share basis. As a result, you will experience immediate and substantial dilution of US$            per share (assuming that the underwriters do not exercise their over-allotment option), representing the difference between (i) our as adjusted net tangible book value per share of US$            as of            , after giving effect to this offering, and (ii) the assumed initial public offering

price per share of US$            per share (the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus). See “Dilution” on page 32 for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this offering.

There is uncertainty as to the enforceability in the Cayman Islands of judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdiction.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, or other relevant jurisdictions may render you unable to enforce a judgment against our assets.

Mourant Ozannes (Cayman) LLP, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Mourant Ozannes (Cayman) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

There is uncertainty as to the enforceability in the British Virgin Islands of judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Therefore, certain judgments obtained against our Operating Entity may be difficult to enforce in such jurisdiction.

Mourant Ozannes, our counsel as to the laws of the British Virgin Islands, has advised us that the courts of the BVI (where our Operating Entity is located) are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the BVI, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, in so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the BVI of judgments obtained in the United States, the courts of the BVI will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the BVI, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a BVI judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the BVI (awards of punitive or multiple damages may well be held to be contrary to public policy).

A BVI Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the BVI Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the BVI Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the courts’ discretion.

We understand that there is not any BVI Court judgment or statute that conclusively resolves these conflicting approaches and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands (the “Cayman Islands Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal, are of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the amended and restated memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow the Cayman Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Islands Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law” beginning on page 87.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in what that director considers to be the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Select Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Select Market listing standards.

As a Cayman Islands company to be listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Global Select Market listing standards. However, the Nasdaq Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Select Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Global Select Market listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this offering) the value of the assets held by our strategic investment business, the expected proceeds from this offering as well as projections as to the market price of our Class A Ordinary Shares immediately following the completion of this offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” beginning on page 98.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our Class A Ordinary Shares and Class B Ordinary Shares that are held by non-affiliates exceeds US$700 million as of June 30, 2024 (the last business day of the second fiscal quarter) (ii) the end of the fiscal year in which we have total annual gross revenues of US$1.235 billion or more during such fiscal year, (iii) the date on which we issue more than US$1 billion in non-convertible debt in a three-year period, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us, or to enforce judgments obtained in U.S. courts against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Mourant Ozannes (Cayman) LLP, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Mourant Ozannes (Cayman) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

British Virgin Islands

Mourant Ozannes (BVI), our counsel as to British Virgin Islands law, has advised us that there is uncertainty as to whether the courts of the British Virgin Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the British Virgin Islands against us or our Directors or Executive Officers that are predicated upon the U.S. federal securities laws or the securities laws of any U.S. state.

Anbio BVI, PharVac BVI and LoviWell BVI are each incorporated in the British Virgin Islands as BVI business companies with limited liability. The constitutional documents of Anbio BVI, PharVac BVI and LoviWell BVI do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between each of Anbio BVI, PharVac BVI and LoviWell BVI, their respective officers, directors and shareholders, be arbitrated.

We have been advised by our BVI legal counsel, Mourant Ozannes (BVI), that the courts of the BVI are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the BVI, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, insofar as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the BVI of judgments obtained in the United States, the courts of the BVI will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the BVI , such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a BVI judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or public policy of the BVI (awards of punitive or multiple damages may well be held to be contrary to public policy). A BVI Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the BVI Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the BVI Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the courts’ discretion. We understand that there is no BVI Court judgment or statute that conclusively resolves these conflicting approaches and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

USE OF PROCEEDS

Based upon an assumed initial public offering price of US$            per Ordinary Share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us, of approximately US$            assuming the underwriters do not exercise its over-allotment option.

We plan to use the net proceeds we receive from this offering for the following purposes:

	Use of Net Proceeds Approximate Amount	%
Expansion of sales and distribution network in the global market		$35%
Seeking regulatory approval in global market including relevant clinical studies and trial testing		25%
Research and development of new products, commercialization of existing products and validation of quality assurance		20%
Working capital and general corporate matters		20%
Total		$100%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not imminently used for the above purposes, we intend to invest in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Except as disclosed below, we have never declared or paid any cash dividends on our Class A Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our Class A Ordinary Shares, if any, will be paid in U.S. dollars.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Dividends in the British Virgin Islands

Distributions by BVI companies are governed by the BVI Business Companies Act, 2004 (as amended) (the “BVI Companies Act”) and the memorandum and articles of the relevant BVI company. Under the BVI Companies Act, a “distribution”, in relation to a distribution by a BVI company to a member, means (i) the direct or indirect transfer of an asset, other than the company’s own shares, to or for the benefit of the member; or (ii) the incurring of a debt to or for the benefit of a shareholder, in relation to shares held by a shareholder, or to the entitlements to distributions of a member who is not a shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend.

Subject to the memorandum and articles of the relevant BVI company, the directors of a BVI company may, by resolution, authorize a distribution by the company to shareholders at such time and of such an amount, as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, (i) the value of the company’s assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due (the “Solvency Test”). A resolution of directors authorizing a distribution must contain a statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the Solvency Test. If, after a distribution is authorized and before it is made, the directors cease to be satisfied on reasonable grounds that the company will, immediately after the distribution is made, satisfy the Solvency Test, any distribution made by the company is deemed not to have been authorised.

CAPITALIZATION

The following table sets forth our capitalization as of            :

•        on an actual basis; and

•        on a pro forma basis to reflect the issuance and sale of            Class A Ordinary Shares by us in this offering at the initial public offering price of US$            per Class A Ordinary Share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated discounts, non-accountable expense allowance, and the estimated offering expenses payable by us.

The pro forma information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of
	Actual	Pro Forma As adjusted(1)
	Actual	Without Exercise of the Over-allotment Option	Full Exercise of the Over-allotment Option
	US$	US$	US$
Equity

Ordinary shares, 500,000,000 shares authorized, consisting of 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, 42,291,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding; Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding, as adjusted without exercise of the Overallotment Option; Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding, as adjusted with full exercise of the Overallotment Option

$
Additional paid-in capital(2)
Retained earnings
Accumulated other comprehensive income (loss)
Total equity	$

Total capitalization	$

____________

(1)      Reflects the sale of Class A Ordinary Shares in this offering at the initial public offering price of US$            per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. (See note 2 below). “Without Exercise of the Over-allotment Option” column does not give effect to shares sold pursuant to the exercise of the over-allotment option, if any. “Full Exercise of the Over-allotment Option” column assumes            Class A Ordinary Shares are sold pursuant to the exercise of the over-allotment option.

(2)      Reflects the sale of            Class A Ordinary Shares in this offering at the assumed initial public offering price of US$            per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We expect to receive net proceeds of (a) approximately US$            in the event the over-allotment option is not exercised (US$            offering, less underwriting discounts of US$            , and other offering expenses of approximately US$            , including reimbursement of underwriters’ out-of-pocket expenses) or (b) approximately US$            in the event the over-allotment option is exercised (US$            offering, less underwriting discounts of US$            , and other offering expenses of approximately US$            , including reimbursement of underwriters’ out-of-pocket expenses).

DILUTION

If you invest in our Class A Ordinary Shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per Class A Ordinary Share after this offering.

Our historical net tangible book value as of            was US$            million, or US$            per Class A Ordinary Share. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per Class A Ordinary Share is our historical net tangible book value divided by the number of outstanding Class A Ordinary Shares as of            .

Assuming an initial public offering price of US$            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of            would have been US$            per Class A Ordinary Share. This amount represents an immediate increase in net tangible book value of US$            per Class A Ordinary Share to our existing shareholders and an immediate dilution of US$            per Class A Ordinary Share to new investors purchasing the Class A Ordinary Shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a Class A Ordinary Share.

The following table illustrates this dilution:

Assumed initial public offering price per share	US$
As adjusted net tangible book value per share as of , 2023	US$
Increase per share attributable to this offering	US$
As adjusted net tangible book value per share after this offering	US$
Dilution per share to new investors in this offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per Class A Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per share by US$            , and increase (decrease) dilution to new investors by US$            per share, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Class A Ordinary Shares in this offering, the as adjusted net tangible book value after the offering would be US$            per share, the increase in net tangible book value to existing shareholders would be US$            per share, and the dilution to new investors would be US$            per share, in each case assuming an initial public offering price of US$            per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on a pro forma basis as of            , the differences between the existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Class A Ordinary Shares paid at the assumed initial public offering price of US$            per Class A Ordinary Shares, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and estimated offering expenses. The total number of Class A Ordinary Shares does not include            Class A Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Class A Ordinary shares Purchased		Total Consideration		Average Price Per Class A Ordinary Share
Amount
	Number	Percent	US$	Percent	US$
Existing shareholders		%		%
New investors		%		%
Total		%		%

The pro forma as adjusted information as discussed above is illustrative only. Our net income book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, for the six months ended June 30, 2023 and 2022 and their respective related notes in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements.” All amounts included in the fiscal years ended December 31, 2022 and 2021 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles or US GAAP.

Overview

Anbio Biotechnology is a medical device company emphasizing in vitro diagnostics. Our mission is to change the global diagnostics market by personalizing and decentralizing the current diagnostic solutions for faster diagnosis to improve patient prognosis. We propose this by providing rapid, accessible, and affordable diagnostic solutions globally at the forefront of science and offering innovative laboratory, wellness, at-home, and point-of-care (POCT) in vitro diagnostic (IVD) solutions.

Incorporated on July 27, 2021, under the laws of the Cayman Islands, we are a diagnostic solution provider in the medical device industry. Our laboratory, wellness, at-home, and POCT IVD products include products for the detection of infection disease, inflammation, cerebral apoplexy, glycuresis, kidney function, cancer, bone health, digestive tract health, thyroid health, pharmacogenomics, cardiovascular, allergy, diabetes, hormones, and drugs of abuse.

We matured financially during the COVID-19 pandemic by providing our portfolio of respiratory disease tests including SARS-CoV-2 Rapid Antigen Tests COVID related tests to France, Spain, Germany, Hong Kong SAR, and other countries during 2022 and 2021. Due to the impact of the COVID-19 pandemic, we generated approximately $23.5 million and $4.4 million in revenue for the years ended on December 31, 2022 and 2021 respectively and $3.1 million and $17.8 million for the six months ended June 30, 2023 and 2022. Our gross profit during year 2022 and 2021 was approximately $12.6 million and $2.5 million. Gross profit for the six months ended June 30, 2023 and 2022 was approximately $1.8 million and $10.2 million.

The COVID-19 pandemic provided us with a healthy model for business generation, and we expect to continue our new business model using concentric diversification and globalization strategy to continue and sustain our business growth as COVID-19 subsides.

Factors Affecting Our Operating Results

The business, financial condition, and results of operations of the Company and its subsidiaries have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our business success depends on increasing and retaining customers and commercializing our IVD products globally. If we cannot attain or maintain regional and global market acceptance for our IVD products, our business could be materially adversely affected.

Our business success depends on the commercialization of our IVD products globally. However, the commercial success of our IVD products globally will depend on many factors, some of which are outside of our control, including the following:

•        our ability to continue our excellent business relationship with suppliers so we can continue to scale up the production capabilities and timely manufacture our IVD products in sufficient capacity to meet customer requirements and market demand;

•        acceptance by key opinion leaders, healthcare systems and providers, governments and regulatory authorities, enterprise and health plan customers, consumers, and others of the convenience, accuracy, and other benefits to our IVD product portfolio offers;

•        our ability to be competitive, to expand the application fields of our products, and to diversify our customer base;

•        the ability of consumers and other customers to pay for or otherwise obtain payment coverage or reimbursement from third-party payors for our IVD products;

•        our ability to obtain requisite future regulatory approval, as well as our ability to obtain and maintain regulatory authorizations, clearances, and approvals in other jurisdictions; and

•        our ability to comply with all regulatory requirements applicable to our IVD products, including applicable marketing, manufacturing, and other regulatory requirements.

If our IVD products do not gain market acceptance globally, it could adversely affect the broader commercial success of our current and future IVD product line. In addition, the diagnostic testing market is characterized by rapid technological developments. Therefore, if our IVD products are rendered uncompetitive or obsolete, even if they were to gain widespread market acceptance initially, the demand for our IVD products could be greatly reduced.

The Ability to Increase and Retain Customers and Establish Our Brand.

We believe effectively developing and maintaining our brand awareness is critical to attracting new and retaining existing clients in the global markets. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products.

Unexpected Logistic Issues May Harm Our Profitability.

Our suppliers produce our diagnostics instruments and reagents to supply us. Certain medical device exports must be properly registered with the authorities and are subjected to inspection before exportation and importation. This can lead to delays in product delivery and increased customer lead time. Presently, the risk is low for logistics restrictions to impact our business. However, logistic issues may arise unexpectedly to affect our profitability potentially adversely.

Increases in the Price of Life Sciences Reagents and Consumables May Harm Our Profitability.

Our IVD products require life sciences reagents and consumables sourced by suppliers from various reagent suppliers. Thus, should there be a significant increase in the cost of reagents and consumables, suppliers may be required to increase the prices of their manufacturing services to us, adversely affecting our profitability. Moreover, we ask our suppliers not to increase prices unilaterally without giving us a 12-month advance notice due to the fluctuation in foreign exchange.

Trend Information

Other than the impact of the COVID-19 pandemic disclosed below, we are not aware of any trends, uncertainties, demands, commitments or events, that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Impact of COVID-19

As a fast-growing biomedical diagnostic company, we are confident that we will offer our mature non-COVID-19 IVD products to the global market as soon as possible. However, our line of mature diagnostic products and our limited commercial operating history may make it difficult to evaluate our current business and predict our future performance. Most of our revenue in 2021 and 2022 and for the six months ended June 30, 2023 were generated by providing tests for COVID-19 and other respiratory diseases; where we started realizing revenue from commercial product sales since November 2021 in the EU and other regions by devoting our resources in response to the COVID-19 pandemic. Before November 1, 2021, we had never generated any revenue from commercial sale of IVD products.

Our ability to sustain profitability is based on numerous factors beyond our control, among other factors, including market acceptance and recognition of our IVD products, the duration of the COVID-19 pandemic and the impact of changes in regulations on the certification and regulation of IVD products on the legal sale of products in different countries. For example, since our IVD products are CE marked under the declaration of conformity Directive 98/79/EC of the EU, when the transition period for the IVDR 2017/746 Directive ends, our CE marked products may need to be re-certified under the IVDR 2017/746 Directive before they can be legally sold in the EU. In addition, due to the limited number of notified bodies that have obtained IVDR certification qualification, the EU CE certification cycle based on the IVDR 2017/746 directive may be longer than expected, resulting in the impact of products that cannot be sold on time.

Even with the commercialization of our diagnostic products outside of COVID-19, a potential decline in demand for COVID-19 tests may significantly impact our business. For example, we purchased our raw materials in bulk to lower the cost of goods sold (“COGS”). As a result, the lower COGS allowed us to maintain a healthy gross profit margin in a competitive market. Hence, if the demand for COVID-19 tests declines, we cannot purchase the raw reagents in large quantities to sustain profitability. As the COVID-19 pandemic transitions from an epidemic to an endemic phase, there has been a notable decrease in market demand for COVID-19 related raw materials. Consequently, the prices of these raw materials have experienced a significant decline.

Other factors that are beyond our control that can affect our profitability:

•        the ability of our COVID-19 tests to accurately detect different strains of SARS-CoV-2, the virus that causes COVID-19, created by genetic mutation or otherwise, such as the SARS-CoV-2 variants of concern known as the Alpha, Beta, Gamma, Delta, and Omicron variants or other new variants that have emerged or may emerge;

•        the ability of consumers and other customers to pay for or otherwise obtain payment coverage for our respiratory diseases test kits including COVID-19; and

•        the length of the COVID-19 pandemic and the extent to which widespread vaccinations globally reduce demand for our respiratory disease tests including COVID-19.

Rapid technological developments characterize the COVID-19 diagnostic testing market. If our COVID-19 test is rendered uncompetitive or obsolete, the demand for our COVID-19 test could be greatly reduced. Moreover, the demand for our respiratory diseases and COVID-19 tests may also be materially affected by the availability and efficaciousness of vaccines or the emergence of treatments for COVID-19. As the newly developed treatments are approved and widely used, market interest and the commercial opportunity for our COVID-19 test may significantly lessen.

Results of Operations

Comparison of Results of Operations for the Six Months Ended June 30, 2023 and 2022

	For the Six Months Ended June 30,
	2023	2022
Revenues	$3,059,575	$17,841,057
Total Revenues	3,059,575	17,841,057

Cost of Revenues	1,262,554	7,670,728
Gross Profit	1,797,021	10,170,329
Operating Expenses
Selling, general and administrative	375,773	7,264

Total operating expenses	375,773	7,264

Income from operations	1,421,248	10,163,065
Other Income (Expenses)
Interest income	17,354	7,023
Interest expense	—	(7,295)
Foreign exchange gain (loss)	71,483	(190,856)
Others, net	10,541	40,008
Total other (expenses) income	99,378	(151,120)
Income before provision for income taxes	1,520,626	10,011,945
Provision for income taxes	—	—

Net income	$1,520,626	$10,011,945

Revenue

We generated revenue of $3,059,575 for six months ended June 30, 2023, as compared to $17,841,057 for six months ended June 30, 2022. Total revenue significantly decreased by $14,781,482 or approximately 82.85%. The decrease was due to the slowdown of the COVID-19 related test market worldwide.

Cost of Revenue

Our cost of revenue for the six months ended June 30, 2023 and 2022 is $1,262,554 and $7,670,728, respectively. The cost of revenue significantly decreased by $6,408,174 or approximately 83.5% which is in line with our decrease of revenue.

Gross Profit

Gross profit for the six months ended June 30, 2023 amounted to $1,797,021, representing a gross margin of approximately 58.7%, as compared to $10,170,329 for the six months ended June 30, 2022, which was equivalent to a gross margin of approximately 57.0%. The increase margin is a result of the lowing of cost of goods sold.

Selling, general and administrative expenses

Our selling, general and administrative expenses for the six months ended June 30, 2023 amounted to $375,773 as compared to $7,264 for the six months ended June 30, 2022, an increase of $368,509 or approximately 5,073.1%. We were still in a start-up stage during the first half of 2022. As such, our expense in those 6 months were relatively low.

Interest income and expenses

Our interest income was $17,354 for the six months ended June 30, 2023 compared to $7,023 for the six months ended June 30, 2022 and is mainly consist of the interest earned from our short-term investment.

Our interest expense was nil for the six months ended June 30, 2023 compared to $7,295 for the six months ended June 30, 2022 and is mainly due to we did not have instruments that required we pay any interest expense.

Foreign exchange gain (loss), net

We have generated $71,483 foreign exchange gain and $190,856 foreign exchange loss for the six months ended June 30, 2023 and 2022, respectively. The fluctuation in foreign exchange gain/loss is mainly due to the changes of the currency exchange rates of various currencies that we held.

Other income, net

Our other income, net for the six months ended June 30, 2023 and 2022 were $10,541 and $40,008, respectively. The other income, net decreased by $29,467 or approximately 73.7% which mainly due to the decrease of sample income in 2023.

Net income

We generated a net income of $1,520,626 for the six months ended June 30, 2023, as compared to $10,011,945 for the six months ended June 30, 2022, a decrease of $8,491,319 or approximately 84.81%, predominately due to reasons as discussed above.

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

	For the Years Ended December 31,
	2022	2021
Revenues	$23,544,652	$4,428,473
Total Revenues	23,544,652	4,428,473
Cost of Revenues	10,980,847	1,886,500
Gross Profit	12,563,805	2,541,973

Operating Expenses
Selling, general and administrative	2,168,217	86,095
Research and development	200,000	—
Total operating expenses	2,368,217	86,095

Income from Operations	10,195,588	2,455,878

Other Income (Expenses)
Interest income	42,245	—
Interest expense	(7,999)	—
Foreign exchange loss	(262,219)	(65)
Others, net	43,562	80,000
Total other (expenses) income	(184,411)	79,935

Income before provision for income taxes	10,011,177	2,535,813

Provision for income taxes	—	—

Net income	$10,011,177	$2,535,813

Revenue

We generated revenue of $23,544,652 for the year ended December 31, 2022, as compared to $4,428,473 for the year ended December 31, 2021. Total revenue significantly increased by $19,116,179 or approximately 431.7%. The increase was mainly due to the Company only operated for two months in the year ended December 31, 2021 compared to the twelve-month operation for the year ended December 31, 2022.

Cost of revenue

Our cost of revenue for the years ended December 31, 2022 and 2021 is $10,980,847 and $1,886,500, respectively. The cost of revenue significantly increased by $9,094,347 or approximately 482.1%, which is in line with our increase of revenue.

Gross Profit

Gross profit for the year ended December 31, 2022 amounted to $12,563,805, representing a gross margin of approximately 53.4%, as compared to $2,541,973 for the year ended December 31, 2021, which was equivalent to a gross margin of approximately 57.4%. The slight decrease in gross margin was caused by variance in quantities and types of products we sell.

Selling, general and administrative expenses

Our selling, general and administrative expenses mainly consist of professional, marketing, and salary expenses. Selling, general and administrative expenses for the year ended December 31, 2022 amounted to $2,168,217 as compared to $86,095 for the year ended December 31, 2021, an increase of $2,082,122 or approximately 2,418.4%. The increase was mainly due to the difference of the operation period as we only operated two months in the year ended December 31, 2021 and we have incurred more professional expense in the year ended December 31, 2022 as we prepared to issue our financial statements to public investors.

Research and development expenses

Our research and development expenses amounted to $200,000 for the year ended December 31, 2022, compared to nil for the year ended December 31, 2021, which mainly consisted of the development of our new medical devices.

Interest income and expenses

Our interest income was $42,245 for the year ended December 31, 2022 compared to nil for the year ended December 31, 2021 and is mainly consist of the interest earned from our short-term investment.

Our interest expense was $7,999 for the year ended December 31, 2022 compared to nil for the year ended December 31, 2021 and is mainly due to negative credit interest charged by the bank to reflect differences of interest rates among various currencies that we held.

Foreign exchange gain (loss), net

We have generated $262,219 and $65 foreign exchange loss for the years ended December 31, 2022 and 2021, respectively. The increase in foreign exchange loss is mainly due to the changes of the currency exchange rates of various currencies that we held.

Other income, net

Our other income, net for the years ended December 31, 2022 and 2021 were $43,562 and $80,000, respectively. The other income, net decreased by $36,438 or approximately 45.5% which mainly due to the decrease of customized package design service provided in 2022.

Net income

We generated a net income of $10,011,177 for the year ended December 31, 2022, as compared to $2,535,813 for the year ended December 31, 2021, an increase of $7,475,364 or approximately 294.8%, predominately due to reasons as discussed above.

Liquidity and Capital Resources

As of December 31, 2022, we had a working capital of $12,531,942 consisting of cash and cash equivalent of $7,102,271 as compared to working capital of $2,535,813 consisting of cash and cash equivalent of $4,181,325 as of December 31, 2021. As of June 30, 2023, we had a working capital of $13,805,554 consisting of cash and cash equivalent of $10,561,173. To date, we have primarily funded our operations through the net cash flow generated by our core business activities. We expect to finance our operations, and working capital needs in the near future from part of our net proceeds of the initial public offering and cash generated through operations.

We believe that our current levels of cash, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We do not anticipate that in the future, we will require additional cash resources because of our diversified portfolio of IVD products and the implementation of our strategy to expand our business. If our financial resources cannot satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operate and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following summarizes the key components of our cash flows for the six months ended June 30, 2023 and 2022:

	For the six months ended, June 30
	2023	2022
Net cash provided by operating activities	$2,147,917	$1,087,021
Net cash provided by (used in) investing activities	1,566,785	(1,890,317)
Net cash used in financing activities	(255,800)	—
Net change in cash and cash equivalents	$3,458,902	$(803,296)

The following summarizes the key components of our cash flows for the years ended December 31, 2022 and 2021:

	For the years ended December 31,
	2022	2021
Net cash provided by operating activities	$4,487,731	$4,181,325
Net cash used in investing activities	(1,566,785)	—
Net change in cash and cash equivalents	$2,920,946	$4,181,325

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2023 was $2,147,917 and were mainly comprised of the net income of $1,520,626, the non-cash amortization of right-of-use asset of $8,786, the decrease of inventory of $353,872, the decrease of prepayment of $481,032, increase of prepaid and other current assets of $146,813, the decrease of account payable of $100,102, the increase of other current liabilities of $30,516.

Net cash provided by operating activities for the six months ended June 30, 2022 was $1,087,021 and were mainly comprised of the net income of $10,011,945, the decrease of account receivable of $717,500, the increase of prepayment of $7,758,432, the decrease of prepaid and other current assets of $2,508, the decrease of account payables of $1,886,500.

Net cash provided by operating activities for the year ended December 31, 2022 was $4,487,731 and were mainly comprised of the net income of $10,011,177, the non-cash amortization of right-of-use asset of $6,252, the decrease of accounts receivable of $717,500, the increase of inventory of $353,872, the increase of prepayment of $4,822,426, increase of prepaid and other current assets of $81,019, the increase of rent deposit of $2,989, the decrease of account payable of $481,824, the decrease of other current liabilities of $486,757 and the increase of right of use asset of $18,311.

Net cash provided by operating activities for the year ended December 31, 2021 was $4,181,325 and were mainly comprised of the net income of $2,535,813, the increase of account receivable of $717,500, the increase of prepaid and other current assets of $16,854, the increase of account payables of $1,889,866 and the increase of accrued expenses and other current liabilities of $490,000.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2023 was $1,566,785, the amount entirely derived from the investment redemption. Net cash used in investing activities for the six months ended June 30, 2022 was $1,890,317.

Net cash used in investing activities for the year ended December 31, 2022 was $1,566,785, the amount entirely for the investment in the money market.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2023 was $255,800 and nil for the six months ended June 30, 2022. We did not have any financing activities for the years ended as of December 31, 2022 and 2021.

Critical Accounting Estimates

We prepare consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. We periodically evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since estimates are an integral component of the financial reporting process, actual results could differ from those estimates. In addition, some of our accounting policies require higher degrees of judgment than others in their application. The following accounting policies involve the most significant judgments and estimates to prepare our consolidated financial statements.

Estimated allowance for Accounts Receivable

The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. Based on the review, there was no provision for doubtful accounts as of June 30, 2023, December 31, 2022 and 2021.

Critical Accounting Policies

Revenue Recognition

The Company has adopted Accounting Standards Codification (“ASC”) Topic 606 and recognizes revenue when control of the promised goods is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods. Revenue recognized when the following 5-step revenue recognition criteria are met:

1)      Identify the request/contract with a customer

2)      Identify the performance obligations in the contract

3)      Determine the transaction price

4)      Allocate the transaction price

5)      Recognize revenue when or as the entity satisfies a performance obligation

Leases

The Company has adopted Accounting Standards Codification (“ASC”) Topic 842 and recognizes right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. ROU assets represent the Company’s right to use an underlying asset for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company elected to adopt Accounting

Standards Update (“ASU”) 2021-09, Discount rate for leases that are not public business entities, where allows a lessee that is not a public business entity to elect an accounting policy to use a risk-free rate as its discount rate by class of underlying asset. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not have any finance leases since the adoption date.

Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:    Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2:    Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3:    Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

There is currently no taxation imposed by the Government of the Cayman Islands and BVI. The Company has no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands, BVI, Hong Kong SAR or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

Recently Issued and Adopted Accounting Standards

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Off-balance Sheet Commitments and Arrangements

As of June 30, 2023, December 31, 2022 and December 31, 2021, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our reporting and functional currency is the U.S. Dollar, but most of our customers are located in various countries. For instance, the functional currency in the European Union is the Euro, so some of customers will use Euro to pay our invoice. In some cases, we will give customers a payment term of 30 to 90 days. During the payment term, Euro versus US Dollar could fluctuate significantly. Moreover, sometimes we will hold Euros in our bank account. If Euro versus US Dollar fluctuates significantly, our asset value could also fluctuate when converted to our reporting currency. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

As for foreign exchange risk relating to purchasing, since our suppliers bill us in U.S. Dollars, our reporting and functional currency is the same. Therefore, there is no foreign exchange risk for our purchasing.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Since we currently do not have any loans or borrowings, we currently do not have significant interest rate risk.

Inflation Risk

We are also exposed to inflation risk. Inflationary factors, such as increases in labor costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses.

OUR INDUSTRY

All the information and data presented herein have been extracted from BCC Research, LLC’s industry report, commissioned by us, titled “Custom Report: In Vitro Diagnostics (Focus on Immunoassays and RT-PCR)”, dated March 20, 2023, unless otherwise noted. The following discussions contain projections for future growth in the IVD market, which may not occur at the projected rates.

Global Immunoassays Market

The immunoassays market witnessed a valuation of $24.7 billion in 2020 and is projected to reach $43.8 billion by 2032, exhibiting a compound annual growth rate (CAGR) of 6.0% during the forecast period. This growth can be attributed to various factors, including the increasing prevalence of chronic diseases like cancer, diabetes, autoimmune diseases, cardiovascular diseases, as well as infectious diseases such as influenza, HIV, and tuberculosis. Additionally, the adoption and utilization of immunoassays in oncology for their test specificity, along with the expanding application of immunoassay products in drug discovery and development, basic research, and environmental testing to detect food and water contamination, contribute to the market’s expansion.

In 2020, the COVID-19 pandemic led to a temporary halt in routine diagnostic procedures, including immunoassay testing, in healthcare facilities worldwide. However, these procedures largely resumed in the second half of 2021, driving the growth of the global immunoassays market. With low incident cases of COVID-19 expected in 2023, the focus on routine immunoassay testing is anticipated to increase, resembling pre-pandemic sales.

Lateral flow immunoassays dominated the market in 2022, accounting for over 60% of the market share, primarily driven by the widespread adoption of rapid antigen detection tests for COVID-19.

The rising incidence of infectious diseases, cardiac diseases, cancer, autoimmune diseases, and diabetes is fueling the demand for immunoassays, as they enable early diagnosis and monitoring. The need for rapid diagnosis of SARS-CoV-2 infection during the pandemic and the extensive use of immunoassays in oncology testing are additional factors propelling market growth. Technological advancements, automation in diagnostic laboratories, and the cost-effectiveness of immunoassay technology are further contributing to market expansion. Moreover, the availability of increased health insurance coverage in developing countries is aiding market growth.

The growing global burden of diseases requiring preventive care, including early diagnosis and treatment, such as cardiovascular diseases, cancer, diabetes, and respiratory infections, is a key driving force behind the immunoassay market’s growth.

The global population of elderly individuals is increasing, with projections indicating a 56% growth in the number of people aged 60 years or over between 2015 and 2030. By 2050, the population of older persons is expected to more than double compared to 2015, reaching 2.1 billion. This aging population is accompanied by deteriorating overall health, leading to weakened immune systems and increased vulnerability to infectious diseases, cardiac diseases, diabetes, hypertension, and other ailments. Consequently, the demand for therapeutic diagnostics is expected to rise, thereby boosting the immunoassays market.

Immunoassays are emerging as a reliable field for aiding in the diagnosis and treatment guidance of cardiovascular diseases, infectious diseases, and cancer. Significant advancements in technology, such as chemiluminescent immunoassays (ChLIA), which have evolved from measuring single analytes to utilizing multiplex bead-based technology for measuring autoantibodies, as well as the increasing adoption of lateral flow assays, are facilitating the diagnosis of complex diseases in the field of in-vitro diagnostics and point-of-care testing.

The immunoassays market presents substantial opportunities due to improved healthcare infrastructure, growing awareness, and acceptance of personalized medicine. However, capitalizing on these opportunities will require novel innovations in terms of instruments with innovative technologies and the identification of novel biomarkers for diagnosis. Expanding the applications of lateral flow assays, similar to previous technologies like ELISA, could also contribute to capturing a significant market share.

The global immunoassays market is highly fragmented. Abbott Laboratories, Roche, Siemens, QuidelOrtho, Thermo Fisher Scientific, and Danaher Corporation are market leaders and account for more than 60% of the immunoassays market. Other significant market players include PerkinElmer, SD Biosensor, Mindray, Randox Laboratories, Abcam Plc, Abnova Corp, and Orasure Technologies. Smaller market players include, Werfen, R&D Systems, Maccura Biotechnology Co. Ltd., Diatron, Acon, and DaAn Gene Co. Ltd.

Global ChLIA Market

Chemiluminescence immunoassay (ChLIA) is an immunological technique for detecting and monitoring chronic disorders. The diagnostic testing technique is carried out in a ChLIA analyzer. These chemiluminescence immunoassays find extensive application in clinical diagnostics of various diseases, such as inherited genetic diseases, infectious diseases, and cardiovascular diseases. The size of the global ChLIA market in 2020 was $7.2 billion and this segment is expected to grow at a CAGR of 6.5% to reach more than $15.3 billion in 2032. The ChLIA market is primarily driven by these tests widespread use in diagnostic applications such as Cardiology, cancer, reproductive tests, endocrinology, HIV, hepatitis and retroviruses, bone and mineral disorders, auto-immune diseases, and others. The global ChLIA market is driven by several factors, such as the growing product innovations and development of ChLIA systems by market players, integration of technological advancements to address growing diagnostic needs of chronic diseases, and rising demands for such diagnostic techniques to address the growing global diseased population. Furthermore, the pandemic caused by the novel coronavirus is also expected to upsurge the demand for novel chemiluminescence immunoassay solutions for diagnostics and testing purposes. The huge patient pool and the growing number of suspects being tested worldwide have created several opportunities within the market.

Global CLIA Market, By Product Type, Through 2032
($ Million)

Product Type	2020	2021	2022	2023	2027	2032	CAGR% 2023 – 2032
Instruments	1,492.4	1,602.7	1,699.9	1,804.8	2,301.5	3,156.6	6.4%
Consumables	5,693.3	6,150.9	6,533.5	6,944.4	8,895.9	12,206.9	6.5%
Total	7,185.7	7,753.6	8,233.4	8,749.2	11,197.5	15,363.5	6.5%

____________

Source: BCC Research

Global Fluorescent Immunoassay Market

Fluorescent Immunoassay (FIA) is a unique assay utilizing biochemical techniques to detect the binding of the primary detector antibody and the analyte molecule. FIA is a sensitive technique that can measure many compounds, including drugs, hormones, and proteins; identify antibodies; and quantify antigens such as viral particles and possibly bacteria. The key advantages of the FIA include higher sensitivity detection of the analyte, simplified reagents, and simpler assay designs. In addition, key technological advances in recent years have allowed FIA to be utilized at the point of care. These include the availability of narrow-wavelength, low-cost light sources, newer, more stable fluorophores, stable solid-state light detectors, and microprocessors to process and analyze the data from each test. When a fluorescence detection system is connected to a lateral flow immunoassay and combined with a powerful yet inexpensive analyzer, the result is improved assay performance.

The size of the global FIA market in 2020 was $4.2 billion and is expected to grow at a CAGR of 5.0% to reach $6.9 billion in 2032. Increasing adoption of FIA applications in diagnosis of infectious and chronic diseases coupled with increasing investments to develop novel FIA technology products are the major factors driving the growth of this segment.

Global FIA Market, By Product Type, Through 2032
($ Million)

Product Type	2020	2021	2022	2023	2027	2032	CAGR% 2023 – 2032
Instruments	856.3	821.9	861.1	902.2	1,087.7	1,375.1	4.8%
Consumables	3,334.0	3,232.2	3,394.2	3,564.3	4,336.1	5,543.5	5.0%
Total	4,190.3	4,054.2	4,255.3	4,466.5	5,423.8	6,918.6	5.0%

____________

Source: BCC Research

Global Lateral Flow Immunoassay Market

Lateral Flow Immunoassays (LFIA) are used to detect the presence of a target component in the liquid sample without the need for expensive or specialized equipment. The LFIA enables greater adaptability to capture and detect any analyte without spraying the captured antibodies on the test strip. Due to their versatility, these kits are also used in pharmaceuticals, animal health, environmental testing, feed & food testing, and crop & plant testing. The LFIA is widely used in physician offices, hospitals, clinical laboratories, and clinics for the quantitative and qualitative detection of a wide variety of antibodies & antigens. It is an easy-to-perform, low-cost analytical method to screen, monitor, and diagnose numerous diseases. Thus, the applicability of LFIA is very high; any health staff and patients can use these at home.

The recent pandemic has propelled the adoption of LFIA due to a sharp rise in the demand for rapid, point-of-care testing of the deadly disease. As LFIA represents a cost-effective, easy-to-use testing solution for mitigating the disease outbreak, these assays are in significant demand for disease surveillance during the pandemic and endemic. As a result, applications of LFIA are significantly increasing globally. Public awareness campaigns aimed at identifying the symptoms of infectious diseases and ways to prevent them play an important role in controlling disease epidemics. Thus, increased patient awareness has led to high demand for LFIA.

The size of the global LFIA market in 2020 was $10.4 billion and is expected to reach nearly $16.2 billion by 2032, with a CAGR of 6.9%. The demand for rapid diagnosis of COVID-19 has declined and anticipated this trend will continue as the pandemic is at endemic stage. In another scenario if disease hits globally, then this LFIA market will grow at double digits in order to meet another unprecedent testing demand. Otherwise, LIFA tests for infectious diseases and pregnancy are the major contributors of this market.

Global LFIA Market, Through 2032
($ Million)

Product Type	2020	2021	2022	2023	2027	2032	CAGR% 2023 – 2032
LFIA Devices/Kits	10,398.6	26,591.3	27,172.7	8,913.9	11,536.8	16,194.1	6.9%

____________

Source: BCC Research

Global RT-PCR Market

All the information and data presented herein have been extracted from BCC Research, LLC’s industry report, commissioned by us, titled “Custom Report: In Vitro Diagnostics (Focus on Immunoassays and RT-PCR)”, dated March 20, 2023, unless otherwise noted. The following discussions contain projections for future growth in the IVD market, which may not occur at the projected rates.

PCR is one of the most valuable techniques currently used in bioscience, diagnostics, and forensic science. In response to the pandemic, laboratories are equipped with high volume PCR testing for COVID-19 in order to increase the testing capacity and preferring RT-PCR as gold standard technique to diagnosis infections such as COVID-19, influenza, HIV are major reasons driving this market. Increasing incidence of cancer and infectious diseases such as HIV and need for reliable diagnostic technique with high specificity and sensitivity such as RT-PCR is propelling the growth of this market.

The size of the global RT-PCR market in 2023 was $10.9 billion and is expected to reach $19.6 billion by 2032, with a CAGR of 6.8%. The demand for RT-PCR diagnosis of COVID-19 has declined and anticipated this trend will continue as the pandemic is at endemic stage. In another scenario if disease hits globally, then this RT-PCR market will grow substantially in order to meet another unprecedent testing demand.

Global RT-PCR Market, By Product Type, Through 2032
($ Million)

Product Type	2020	2021	2022	2023	2027	2032	CAGR% 2023 – 2032
Instruments	6,156.9	7,145.9	7,433.2	2,497.7	3,179.2	4,308.5	6.2%
Consumables	23,241.0	27,906.7	29,046.0	8,397.4	10,961.2	15,338.5	6.9%
Total	29,370.9	35,052.6	36,479.3	10,895.2	14,140.4	19,646.9	6.8%

Global INAAT (LAMP) Market

The information and data presented herein have been extracted from Isothermal Nucleic Acid Amplification Technology Market Size, Share & Trends Analysis Report By Product, By Technology (NASBA, HDA, LAMP, SDA, SPIA, NEAR), By Application, By End-use, By Region, And Segment Forecasts, 2023 — 2030, unless otherwise noted. The following discussions contain projections for future growth in the IVD market, which may not occur at the projected rates.

The global isothermal nucleic acid amplification technology (INAAT) market size was valued at USD 4235.34 million in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 12.3% from 2023 to 2030. The Isothermal Nucleic Acid Amplification Technology (INAAT) is experiencing a notable surge in demand as a molecular testing technique, primarily attributed to the growing prevalence of infectious diseases. Tuberculosis, hepatitis, and influenza are among the leading causes of deaths caused by infectious diseases, especially in the developing countries. As a result, demand for rapid, user-friendly, and disease-specific testing options is expected to boost the adoption of INAAT offerings.

Loop-mediated Isothermal Amplification (LAMP) enables the rapid and sensitive detection of target DNA or RNA sequences under isothermal conditions. LAMP offers advantages such as simplicity, speed, and robustness, making it suitable for various applications, including infectious disease diagnostics. Loop-mediated isothermal amplification (LAMP) accounted for the largest market share of 16.10% in 2022. The technology enables multiple modes of detection such as use of real-time fluorescence using intercalators, or lateral flow and agarose gel detection. As a result, the technique can detect a broad range of RNA and DNA targets, such as Zika virus and SARS-CoV-2 virus, in human samples. Furthermore, demand for the technique is supported by its tolerance to inhibitors that enables use of crude samples and minimally purified nucleic acids.

Key players in the global INAAT market include Alere, Inc., bioMerieux SA, Eiken Chemical, Hologic, QIAGEN, QuidelOrtho, Thermo Fisher Scientific, BD, and among others. These companies are investing in research and development activities to expand their INAAT product portfolios and cater to the increasing demand.

Global LDT Market

The information and data presented herein have been extracted from Laboratory Developed Tests Market Size, Share & Trends Analysis Report By Technology (Immunoassay, Molecular Diagnostics), By Application (Oncology, Nutritional & Metabolic Disease), By Region, And Segment Forecasts, 2023 — 2030, unless otherwise noted. The following discussions contain projections for future growth in the IVD market, which may not occur at the projected rates.

The global laboratory developed tests market size was valued at USD 10.04 billion in 2022 and is expected to expand at a compound annual growth rate (CAGR) of 6.58% from 2023 to 2030. The industry is witnessing growth due to the factors, such as increasing demand for in vitro diagnostic tests that are currently unavailable in the market for laboratory developed tests (LDT), increasing demand for personalized medicine, and the fact that these tests do not require any regulatory approval. Moreover, these tests are available at lower cost and can aid in developing a wide range of diagnostic tools for various health conditions. This further drives the growth of the industry.

LDTs constitute about 50% of total in-vitro diagnostics devices that are used in some laboratories. The lack of an equivalent IVD on the market is the primary reason labs develop LDTs. However, even after the availability of an approved IVD test may be insufficient due to a lack of specificity and sensitivity. Thus, LDTs play a significant role in bridging gaps in diagnostic demands. This includes testing for rare genetic disorders when designing and commercializing an FDA-approved test that may not be economically feasible. For instance, in May 2022, Guardant Health launched Shield, a blood test that is available as a laboratory-developed test for the detection of early signs of colorectal cancer in the population aged above 45 years.

Key players in the global lab-developed test market include Quest Diagnostics, QIAGEN, Eurofins Scientific, Illumina, Roche Diagnostics, and Abbott, among others. These companies invest in research and development to innovate and expand their test portfolios, as well as engage in partnerships and collaborations to enhance their market presence.

BUSINESS

Overview

Anbio Biotechnology dedicates to the advancement of medical technology and the provision of in vitro diagnostics (IVD) products. Our unwavering commitment lies in transforming the diagnostics landscape on a global scale, fostering a paradigm shift towards personalized and decentralized diagnostic solutions. By doing so, we aim to significantly enhance patient prognosis and contribute to the betterment of healthcare worldwide. At Anbio Biotechnology, our extensive portfolio comprises an array of IVD products designed to cater to diverse diagnostic needs. Our comprehensive range of products encompasses solutions for various applications, including over-the-counter (OTC) utilization, point-of-care (POCT) settings, and laboratory applications. By offering such a versatile range of products, we ensure that healthcare providers and patients alike can access reliable and efficient diagnostic tools regardless of the healthcare setting.

Our IVD products are designed to detect a wide range of biomarkers associated with critical medical domains. These domains encompass infectious diseases, cancer, cardiovascular diseases, inflammation, drug abuse, endocrine disorders, renal disease, pharmacogenomics, and diabetes. By providing advanced diagnostic capabilities in these areas, we empower healthcare professionals to identify and monitor various conditions, facilitating timely intervention and patient care. Moreover, our IVD products are compatible with multiple sample collection matrices, including serum, plasma, whole blood, feces, urine, and saliva, to ensure ease of use and convenience for both healthcare providers and patients. This flexibility allows for efficient and reliable diagnostic testing across diverse patient populations and healthcare settings.

Anbio Biotechnology has developed and distributed a comprehensive range of robust solutions to meet the growing demand in the POCT and OTC markets. Our main sales revenue was from SARS-CoV-2 and SARS-CoV-2/Flu A/Flu B Antigen Rapid Test Kit, under our Lateral Flow Immunoassay (LFIA) technology, which accounted for over 99% of total revenue for the six months ended June 30, 2023 and for the fiscal year ended December 31, 2022; 100% of total revenue for the fiscal year ended December 31, 2021 was from SARS-CoV-2 Antigen Rapid Test Kit. Our LFIA together with our Fluorescence Immunoassay (FIA) and Loop-Mediated Isothermal Amplification (LAMP) technologies deliver accurate and efficient diagnostic capabilities.

LFIA technology is a diagnostic test that uses gold nanoparticles conjugated to antibodies or antigens to detect the presence of specific biomolecules in a patient’s sample. If the target biomolecule is present in the sample, it will bind to the conjugated gold particles, forming a visible colored line in the detection zone. Our LFIA (Colloidal Gold) utilizes the immunochromatography principle for a versatile and fast method for visual detection of a specific biomarker in a sample. Our broad range of infectious disease tests can be a valuable revenue source, particularly in less developed countries where rapid tests can be easily administered without the need for expensive and complex laboratories. This accessibility enables rapid diagnosis, timely treatment, and effective containment of infectious diseases.

For the six months ended June 30, 2023 and 2022, we generated revenue of $3.05 million and $17.78 million, respectively, of which about 99% and 99% were from respiratory diseases and COVID-19 related products. For the fiscal years ended December 31, 2022 and 2021, we generated revenue of $23.54 million and $4.43 million, respectively, of which 99% and 100% were from respiratory diseases and COVID-19 related products. Among them, 99% revenue is from LFIA type of solutions, less than one percent of revenue is from other types of solutions. Our non-COVID-19 products are primarily focused on laboratory and point of care type of solutions.

Corporate History and Structure

On July 27, 2021, Anbio was incorporated under the laws of the Cayman Islands as an exempted company with limited liability.

On November 30, 2021, Anbio BVI was incorporated under the laws of the British Virgin Islands as a wholly owned subsidiary of Anbio to design and provide IVD products.

On August 6, 2021, Anbio HK was incorporated under the laws of Hong Kong as a wholly owned subsidiary of Anbio. Anbio HK has minimum operation in fiscal year ended December 31, 2021 but has no operation since then and as of the date of this prospectus.

On September 10, 2021, Beijing AnBiAo was incorporated under the laws of PRC as a wholly owned subsidiary of Anbio HK. Beijing AnBiAo has no operation as of the date of this prospectus.

On October 6, 2021, Anbio Australia was incorporated under the laws of Australia, which became a wholly owned subsidiary of Anbio on February 21, 2022. Anbio Australia has no operation as of the date of this prospectus.

On October 22, 2021, Anbio UK was incorporated under the laws of United Kingdom, which became wholly owned subsidiary of Anbio on December 28, 2022. Anbio UK has no operation as of the date of this prospectus.

On October 22, 2021, AnBiAo Xiamen was incorporated under the laws of PRC, which is wholly owned by Beijing AnBiAo. AnBiAo Xiamen has no operation as of the date of this prospectus.

On November 18, 2021, Anbio France was incorporated under the laws of France as a wholly owned subsidiary of Anbio HK. Anbio France has no operation as of the date of this prospectus.

On April 13, 2022, PharVac BVI was incorporated under the laws of the British Virgin Islands as a wholly owned subsidiary of Anbio. PharVac BVI has no operation as of the date of this prospectus.

On January 18, 2023, PharVac USA was incorporated under the law of Delaware as a wholly owned subsidiary of PharVac BVI. PharVac USA has no operation as of the date of this prospectus.

On May 26, 2021, AnBai was incorporated under the laws of PRC, which became a wholly owned subsidiary of Beijing AnBiAo on February 7, 2023. AnBai has no operation as of the date of this prospectus.

On February 22, 2023, LoviWell BVI was incorporated under the law of the British Virgin Islands as a wholly owned subsidiary of Anbio. LoviWell BVI has no operation as of the date of this prospectus.

On March 28, 2023, LoviWell USA was incorporated under the law of Delaware as a wholly owned subsidiary of LoviWell BVI. LoviWell has no operation as of the date of this prospectus.

On June 30, 2023, the Company adopted its amended and restated memorandum and articles of association. Simultaneous with the adoption of the amended and restated memorandum and articles of association, the Company’s shareholders resolved to alter the Company’s authorized share capital to consist of 500,000,000 shares, par value US$0.0001 per share, divided into (i) 400,000,000 Class A Ordinary Shares with a par value of US$0.0001 each, and (ii) 100,000,000 Class B Ordinary Shares with a par value of US$0.0001 each. (the “Share Restructuring”).

Pursuant to the Share Restructuring, 49 out of the 50 Class B Ordinary Shares held by Growth Incorporation were surrendered without consideration and 1 Class B Ordinary Share was transferred to CVC Investment; and 49 out of 50 Class B Ordinary Shares held by Successful Incorporation were surrendered without consideration and 1 Class B Ordinary Share was transferred to Northwestern Investment, in each case with economic effect as of June 30, 2023. Concurrently therewith, the Company issued an aggregate of 42,291,200 Class A Ordinary Shares, par value US$0.0001 per share, to various subscribers, including 2,100,000 Class A Ordinary Shares to CVC Investment and 2,100,000 Class A Ordinary Shares to Northwestern Investment, and issued an aggregate of 99,999,998 Class B Ordinary Shares, par value US$0.0001 per share, consisting of 49,999,999 Class B Ordinary Shares to CVC Investment and 49,999,999 Class B Ordinary Shares to Northwestern Investment, in each case with economic effect as of June 30, 2023. Prior to this offering, CVC Investment holds 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, representing 4.97% and 50% of the total Class A Ordinary Shares and Class B Ordinary Shares respectively, and 49.62% of the total voting rights; and Northwestern Investment holds 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, representing 4.97% and 50% of the total Class A Ordinary Shares and Class B Ordinary Shares respectively and 49.62% of the total voting rights.

Our Competitive Strengths

We believe the following attributes differentiate us from other diagnostic solution and digital health companies:

Diagnostic Solution Provider, Focused on Speed, Innovation and Low-Cost

Combining the sophistication and accuracy of complex diagnostic systems with a consumer electronic device’s simplicity, convenience, and speed, our diagnostic solutions have been developed to deliver highly specific and sensitive results in less than one hour.

We advance diagnostics globally by providing accessible and affordable diagnostic solutions at the forefront of science. Our expertise in diagnostic instruments and reagents provides actionable information at the care site, allowing timely clinical decision-making and improved prognosis. Given that global healthcare emphasis is shifting toward precision medicine, population health, and chronic disease management, we provide solutions to laboratory diagnostics and point-of-care technology globally. With a focus on low-cost, accessible IVD solutions, we have developed a variety of mobile diagnostic instruments that are small, reliable, and accurate to detect diseases in patients who need prompt treatment quickly.

Before November 2021, we had never generated any revenue from the commercial sale of products. For the fiscal year ended 2022, we generated revenue with a high gross profit (53.4%) for our portfolio of IVD products, especially Severe Acute Respiratory Syndrome Coronavirus 2 (“SARS-CoV-2”) products. Due to its large production scale, and lean and flexible manufacturing platform, variable cost is optimal, allowing for a favorable price per unit and significant overall gross profit. Additionally, starting from the first quarter of 2022, we prepaid suppliers for the raw reagents in bulk that allow for low-cost goods sold to maximize profitability.

Large Scale Manufacturing and Supply Capability

We utilize suppliers for manufacturing our products. Their manufacturing scale may require a large amount of raw material consumption, allowing them to obtain favorable financing terms from suppliers, driving down the cost of goods, and exhibiting economies of scale. These factors have allowed our partners to maintain lean manufacturing processes, lowering the transfer price to us and maximizing our gross profit margin. We have a diverse portfolio of IVD instruments and reagents to detect various diseases and abnormalities. With IVD products marketed throughout the European Union (“EU”) under CE Mark authority, we have a diverse product portfolio that can interest healthcare, diagnostic, biotechnology, and academic channels for sustainable and steady revenue generation. For more information about our IVD products portfolio, see “Business — Our Products — Types of Products.”

Diversified Global Customer Portfolio

We seek to expand our customer portfolio expands across the Asia Pacific (“APAC”), EU, Africa and the North and South American markets. We operate under our British Virgin Islands (“BVI”) company and have established subsidiaries in the United Kingdom (“UK”), France, the United States (“US”), Australia, Hong Kong SAR, and Mainland China to expand markets around the globe in the future. Thus, our diversified customer portfolio helps mitigate the negative impact caused by one specific country’s economic cycling. Additionally, we continue to expand globally to diversify the risks.

Our Suppliers’ Top-tier Quality Management System and Quality Control

We choose our suppliers with experienced quality assurance specialists who ensure our customers globally receive products of the highest quality and reliability.

Experienced and Proven Management Team

Our management team has significant leadership experience in the diagnostic space for developing and commercializing IVD instruments and consumables globally. For instance, our Chief Executive Officer Michael Lau has more than 10 years of experience in life sciences, therapeutics and molecular diagnostic industries. Not only he has been as an executive for business development and management of manufacturing process for biologics production but also as a scientist for examination the effects of cell culture medium modifications on antibody production using a mock perfusion model.

Our Strategies

Our IVD products create value and competitive advantage through innovation, speed to result, and low cost, enabling sustained growth and cash flows in the global diagnostic and biotechnology sectors. To achieve our goal, we strive to provide high-quality diagnostic products with competitive prices to increase our global market share.

Expand Market Share in the Diagnostic and Biotechnology Sectors

Our technological prowess allows us to provide diagnostic solutions to the global diagnostic sector, especially with our innovative laboratory and POCT pipeline. The SARS-CoV-2 and SARS-CoV-2/Flu A/Flu B Antigen Rapid Test Kit we supplied accounted for over 99% of our revenue for the fiscal year ended December 31, 2022. Our non-COVID-19 related products, including most of our LFIA, FIA, Loop-Mediated Isothermal Amplification (LAMP), ChLIA, and RT-PCR products, are registered for commercialization in the EU under CE Mark authority. For the six months ended June 30, 2023, we have not yet recognized material revenue from non-COVID-19 related products. We plan to commercialize non-COVID-19 related products via distributors for the fiscal year ending December 31, 2023, and beyond. Our suppliers’ manufacturing platform and large production capacity will allow us to optimize variable costs and transfer prices to our customers.

We plan to utilize providers of logistics service to transport products globally, allowing for penetration to markets where we currently do not have a presence. In the long run, partnering with competitive suppliers allows us to provide innovative technology at optimal prices to capture additional global market share while maintaining profitability for the sustainability of growth and cash flow.

Market Expansion and Regulatory Approval

We focus on expanding its global IVD market share by maturing and expanding our sales team, marketing team, and distribution partners. We are targeting key regions, including the EU, APAC, North America and South America, and Africa, with a particular emphasis on countries offering the highest potential for success. We aim to navigate the complex regulatory landscape by allocating 25% of the net proceeds we receive from this offering, partnering with local distributors, and registering products with local authorities to ensure compliance. For the EU, our focus will be Germany, France, Austria, Spain, Italy, Portugal, the UK, Poland, Romania, and Bulgaria. For APAC, our focus will be India, Malaysia, Indonesia, Philippines, Thailand, Vietnam, Pakistan, and Bangladesh. For the North and South American regions, we will focus on the United States, Canada, Brazil, Mexico, Peru, Chile, Bolivia, Venezuela, Guatemala, Colombia, and the Dominican Republic. For Africa, we will first focus on some countries that do not need regulatory approval to commercialize our IVD products. For the United States, our business model will slightly differ from that of the EU, APAC, and South America. We plan to have two revenue-generating channels in the United States: (1) an authorized regulatory diagnostics channel and (2) a lab-developed tests (LDT) channel. We also plan to establish an authorized regulatory line of products in North America requires regulatory submissions and approvals from the FDA. Currently, our IVD products are not 510(K) approved by the U.S. FDA. The registration process can be expensive and time-consuming. However, in the US, short-term revenue can be generated for our IVD products in the Lab-Developed Tests (LDT) route by selling our laboratory instruments and reagents to CLIA-accredited complex laboratories. These laboratories can validate assays and use them as diagnostic tests.

We offer IVD products that detect infections, diseases, and other biological correlates of human health. Most countries require regulatory registration before commercializing IVD products to ensure adherence to established regulations. The regulatory registration, for example, FDA 510K and CE IVDR processes, and others, for IVD products can be complex and stringent, as these products directly impact patient care and safety. The process typically involves multiple steps, ensuring that the IVD products are safe, effective, and meet the regulatory requirements of the region or country where they will be marketed.

Continue to Promote Our Line of Diagnostic Products with Global and Regional Market Conditions in Mind

Promote Our Mature Line of Diagnostic Products

To sustain continued business growth and cash flow, we seek to heavily promote our current line of IVD products globally. We have a diverse portfolio of IVD products to detect various diseases and abnormalities. With FIA, LFIA, PCR, LAMP and ChLIA, we have a comprehensive product portfolio that have potentials uses in the healthcare, diagnostic, biotechnology, and academic channels for future revenue generation. To mitigate against regional market recessions beyond our control, we have expanded our customer portfolio across the EU, APAC, African and American regions. As of the date of this prospectus, we only operate under Anbio BVI, and we have no business operations outside of Anbio BVI. We have established subsidiaries in the US, France, Australia, the UK, Hong Kong SAR and Mainland China in anticipation of future global market expansion.

Diversify Portfolio of IVD Products via Sales and Marketing

We adopt a concentric diversification approach, expanding its product offerings within the IVD sector through thorough market research, product development, and cross-selling to existing clients. Our experienced marketing team utilizes the concentric diversification business approach to expand our global sales. We always seek to expand our product offerings within related markets globally by offering novel immunoassays and molecular assays for our existing line of IVD instruments. This allows us to increase our customer base and market share in the IVD sector by enhancing our IVD product offerings. To implement this strategy, we conduct thorough market research to identify diversification opportunities, such as unmet needs, emerging trends, and complementary IVD products. We then initiate our product development, creating IVD offerings related to our existing product line, targeting specific niches within the IVD field. We then inform our sales and distribution groups to use the established customer base and engage in cross-selling, promoting the new offerings to our existing clients. For example, we are developing an assay in our current FIA platform to identify the brain-derived neurotrophic factor (BDNF) for the clinical diagnosis of depression. For more information about BDNF, see “Business — Research & Development.”

Provide Superior Quality Products and Customer Service

Our products provide valuable information to medical professionals to treat diseases. We have provided our customers with high-quality products with excellent sensitivity and specificity because of our expertise in diagnostics product development. Our suppliers ensure that all products undergo rigorous quality control testing for batch-to-batch consistency to provide quality IVD products. For more information, see “Our Suppliers.” In addition, our experienced field application scientist (“FAS”) and sales team are dedicated to providing superior customer service. Field Application Scientists (FASs) serve as the technical expert in the successful integration of new lab instruments and applications, ensuring they meet our client’s scientific expectations. In collaboration with engineers, they oversee on-site instrument installation and validation, providing hands-on training for our customers. We also seek to deliver our products quickly to our customers with continued inventory optimizations. Thus, we believe that our technology, our suppliers’ optimized logistics, and our speed of delivery represent a key area of commercial differentiation relative to our competitors.

Focus on Efficient Manufacturing and Cost Management

We strive for continued operational excellence to provide high-quality products at competitive prices. Our suppliers’ operating personnel continually examine costs and profitability by product, plant, and region. In addition, our suppliers work closely with us to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

Our Products

Overview

As of the date of this prospectus, we have conducted clinical testing for some of our products in the laboratory and plan to prepare the technical documentation of our developed IVD products to comply with the registration requirements of the regulatory authorities in the jurisdictions in which we intend to sell our IVD products, including but not limited to the European Union, India, Thailand, Indonesia, Philippines, Ethiopia, Nigeria, Kenya, South Africa, Egypt, Dubai, Brazil, Bolivia, Venezuela, Guatemala, Uruguay, and Paraguay. For more information about clinical trials of the main products we sold, please see “Business — Clinical Results.” Prior to the sale of our IVD products globally, we may have to apply individually to each country or region for regulatory approvals. For more details, see “Regulation — European Conformity Marking and Certifications.”

Key Products

Our product lineup primarily features rapid antigen tests for COVID-19. We use third-party suppliers to manufacture our assays. Most of our revenue in 2021 and 2022 and for the six months ended June 30, 2023 was generated from sales of respiratory diseases and COVID-19 related products, where our rapid antigen tests generated more than 99% of our total revenues.

We specialize in distributing two types of rapid antigen tests manufactured by third-party suppliers, SARS-CoV-2 Antigen Rapid Test and SARS-CoV-2/Influenza A/B Antigen Rapid Test.

Our SARS-CoV-2 Antigen Rapid Test is a colloidal gold immunochromatography test for qualitatively detecting nucleocapsid antigens from SARS-CoV-2 in humans. It is suitable for use by people who are suspected of having COVID-19 disease-symptomatic individuals and asymptomatic individuals who have been in contact with infected people. COVID-19, caused by SARS-CoV-2, is an acute respiratory infectious disease with a wide range of susceptibility among individuals. The primary source of infection is currently individuals infected with the novel coronavirus, with asymptomatic carriers also capable of transmitting the virus. The incubation period typically ranges from 1 to 14 days, with common symptoms including fever, fatigue, dry cough, and in some cases, nasal congestion, runny nose, sore throat, myalgia, and diarrhea. The results are for the identification of the 2019-nCoV nucleocapsid protein antigen. The SARS-CoV-2 antigen is generally detectable in anterior nares specimens during the acute phase of infection. Positive results indicate the presence of viral antigens, and negative results indicate the absence of viral antigens.

Our SARS-CoV-2/Influenza A/B Antigen Rapid Test is designed as a colloidal gold immunochromatography test specifically for the qualitative detection of SARS-CoV-2 antigen, as well as Influenza A and Influenza B viral antigens in humans. Influenza infection is a viral illness marked by acute fever and primarily affects the respiratory tract, often taking the form of epidemics or pandemics. This infectious disease is mainly transmitted via droplets, with the virus initially infecting the upper respiratory mucous membrane and then spreading throughout the bronchial tract. Influenza A is known for its severe clinical manifestations and epidemic potential. At the same time, Influenza B tends to cause chills, fever, and slower mutation rates, preventing it from causing widespread epidemics. The test itself operates on a double antibody sandwich immunoassay principle, using colloidal gold-labeled monoclonal antibodies to detect the presence of SARS-CoV-2, Influenza A, and Influenza B antigens in the sample, providing rapid and reliable results. Positive results indicate the presence of viral antigens, and negative results indicate the absence of viral antigens.

The global COVID-19 pandemic has transitioned to a worldwide endemic state, so the demand for COVID-19 tests has drastically declined since December 2022 and is expected to continue falling. Hence, to continue our growth in the competitive diagnostic market, in addition to our existing innovative products, we will work closely with our third-party suppliers to develop new products and technologies to fulfill the evolving needs of the domestic and international diagnostic market. Research and development efforts are essential for competing with other diagnostic, biotechnology, and medical device companies.

Types of Products

Point-Of-Care Technology (POCT)	Solutions/Products	Description
Lateral Flow Immunoassay (LFIA)	• SARS-CoV-2 /Flu A/Flu B Antigen Rapid Test Kit

Our SARS-CoV-2/Flu A/Flu B Antigen Rapid Test Kit is a 3 in 1 lateral flow sandwich immunoassay with colloidal gold labelled monoclonal antibodies for the individual detection of SARS-CoV-2, Flu A, and Flu B in just 20 minutes.

• LFIA

Our LFIA (Colloidal Gold) utilizes the immunochromatography principle for a versatile and fast method for visual detection of a specific biomarker in a sample. With many different high-quality assays to visually detect analytes for various abnormalities including cardiovascular, cancer, infectious diseases, drug of abuse, and hormone, our LFIA (Colloidal Gold) is easy to use and can generate accurate test results within 15-20 minutes without the need of expensive instrumentation.

Fluorescence ImmunoAssay (FIA) AF-100 Fluorescent Immunochromatographic Assay	• AF-100S AF-100S Handheld Reader

Our AF-100S is a handheld, easy-to-use, affordable, and rapid point-of-care FIA that utilizes an LED light source from the reader for excitation of fluorescent microsphere which labeled with specific antibodies or antigens for immunochromatographic qualitative or quantitative testing of analytes in whole blood and urine samples, including hormones detection, myocardial disease detection, infectious disease detection, and tumor-related antigens detection.

• D-Dimer Rapid Test Kit

Our D-Dimer Rapid Test Kit is a lateral flow sandwich immunoassay with fluorescent microspheres labelled monoclonal antibodies for the quantitative detection of the D-Dimer protein for potential blood clot of blood clotting problems. Our D-Dimer Rapid Test Kit can generate test results within 15 minutes.

Molecular Diagnostic Assays	• Loop-Mediated Isothermal Amplification (LAMP)

Our LAMP solution, or Loop-Mediated Isothermal Amplification, is a diagnostic technique used to amplify and detect specific DNA or RNA sequences. The LAMP assay is used for various applications, including the detection of infectious diseases, genetic disorders, and foodborne pathogens. Our LAMP solution has high specificity, sensitivity, and fast too results, suitable for point-of-care diagnostics. LAMP solution can generate test results within 20 minutes.

Point-Of-Care Technology (POCT)	Solutions/Products	Description
Laboratory Diagnostics
ChLIA Analyzer and Assays	• ADL-i1910

Our ADL i1910 is a fully Automated, compact, and affordable ChLIA analyzer that adopts direct Chemiluminescence method based on acridinium ester and works clinically with supporting reagents for qualitative or quantitative testing of analytes in human serum, plasma, whole blood and urine samples, including hormones detection, myocardial disease detection, infectious disease detection, and tumor-related antigens detection. Our ADL i1910 can generate test results of different testing items within 5-30 minutes.

• cTnI ChLIA

Our cTnI ChLIA Test is an immunoassay with monoclonal antibodies to detect for the detection of Cardiac Troponin I, which could be used to determine if a patient is having or had a heart attack. cTnI ChLIA Test can generate test results within 20 minutes.

Real-Time Polymerase Chain Reaction (RT-PCR)	• RT-PCR

We simplify the challenges faced in pharmacogenomics with our real-time PCR (RT-PCR) solutions approach that caters to the needs of both new and experienced users in quantitative reverse transcriptase PCR (qRT-PCR) and pharmacogenomics. Our portfolio of pharmacogenomics assays supports HCP’s analysis of genetic variations that affect drug metabolism, efficacy, and toxicity to determine personalized treatment options. Our reagent kits are compatible with most RT-PCR readers and can support user customization and optimization for even the most demanding assays. RT-PCR can generate test results the same day.

POCT types of solutions

LFIA

Our Lateral flow immunoassay (LFIA) is a membrane-based technique for detecting specific analytes in complex samples. Additionally, because LFIA does not require refrigerated storage, it is well-suited to use in developing countries, remote geographies, and settings with limited facilities. For these reasons, LFIA is seeing an increased uptake for a broad range of applications. A typical LFIA comprises several core components, all of which are mounted on an inert backing material and housed in a plastic case (either a cassette or a dipstick format) for easier handling. The first of these is a sample pad, an adsorbent pad permeated with salts and surfactants to promote analyte detection, which is where the sample is applied. This is followed by a conjugate release pad containing analyte-specific antibodies that are labeled with detection moieties such as colloidal gold or colored latex beads. After the conjugate release pad comes a porous membrane (usually nitrocellulose) where further antibodies are immobilized in one or more lines. Commonly, both a test line and a control line are included on the membrane, which respectively function to capture the analyte and ensure the LFIA is performing correctly. The final component of the LFIA is an absorbent pad, which serves to keep the sample moving (via capillary action) and prevent backflow. As the sample migrates through the LFIA, target accumulation gives rise to a signal that can normally be seen with the naked eye.

Sample
Labeled Detector Antibody
Labeled Control IgG
Antigen
Control Anti-IgG
Sample pad
Conjugate pad
Test
Control
Membrane
Wicking Pad
KEY
Sample
Labeled Detector Antibody
Sample Droplet
Labeled Control IgG
Control Anti-IgG
Antigen

The majority of our portfolio of LFIA tests are our SARS-CoV-2 and SARS-CoV-2/Flu A/Flu B Antigen Rapid Test Kit, registered and commercialized in EU under EU medical regulatory regulations. Other LFIA tests are registered for commercialization in the EU under EU medical regulatory regulations, encompassing infectious diseases, drug of abuse, cancers, cardiac disorders, and hormonal disorders. Our broad range of infectious disease tests can be a valuable revenue source, particularly in less developed countries where rapid tests can be easily administered without the need for expensive and complex laboratories. This accessibility enables rapid diagnosis, timely treatment, and effective containment of infectious diseases.

Our LFIA technology is a diagnostic test that uses gold nanoparticles conjugated to antibodies or antigens to detect the presence of specific biomolecules in a patient’s sample. If the target biomolecule is present in the sample, it will bind to the conjugated gold particles, forming a visible colored line in the detection zone. Our LFIA (Colloidal Gold) utilizes the immunochromatography principle for an extremely versatile and fast method for visual detection of a specific biomarker in a sample. With a diverse portfolio of different high-quality assays to visually detect analytes for various abnormalities including cardiovascular, cancer, infectious diseases and drug of abuse, our LFIA (Colloidal Gold) is easy to use and can generate accurate test results quickly without the need of expensive instrumentation.

The SARS-CoV-2 pandemic has propelled the adoption of LFIA due to a sharp rise in the demand for rapid, point-of-care testing of the deadly disease. As LFIA represents a cost-effective, easy-to-use testing solution for mitigating the SARS-CoV-2 outbreak, these assays are in significant demand for disease surveillance during the pandemic and endemic. As a result, applications of LFIA are significantly increasing globally. Public awareness campaigns aimed at identifying the symptoms of infectious diseases and ways to prevent them play an important role in controlling disease epidemics. Thus, increased patient awareness has led to high demand for our SARS-CoV-2 and SARS-CoV-2/Flu A/Flu B Antigen Rapid Test Kit.

In addition to SARS-CoV-2, we have many different LFIA tests marketed throughout EU under CE Mark authority that detect infectious diseases, drug of abuse, cancers, cardiac disorder, and hormonal disorders. We are confident of generating significant revenue in the LFIA market. The global LFIA market is expected to grow to $16.1 billion in 2032 with a CAGR of 6.9%. The main growth driver for the LFIA market is the rising prevalence of infectious diseases, including malaria, tuberculosis, HIV/AIDS, hepatitis, and influenza, which are all in our portfolio of LFIAs, positioning us well to capture a significant market share in the LFIA market. Hence, we believe our large portfolio of infectious disease test distribution can be a significant source of revenue generation in less developed countries, where rapid tests are easy to administer without the need for expensive, complex laboratories. This allows for rapid diagnosis, timely treatment, and mitigation of the spread of infectious diseases.

Since Severe Acute respiratory syndrome coronavirus 2 (SARS-CoV-2) was declared a public health emergency of international concern in late January 2020, medical professionals and researchers have pressed for comprehensive and rapid testing of citizens to plan measures that can contain the spread of the virus. Real-time Polymerase Chain Reaction (“PCR”) tests have been recognized as the gold standard for diagnosing diseases. Still, over time, antigen tests have been recognized as the most effective method of testing for SARS-CoV-2 due to ease of use, accessibility over the counter, and low cost.

FIA

Our FIA technology uses fluorescent markers to detect the presence of specific biomolecules in a patient’s sample. The sample is mixed with fluorescently-labeled antibodies or antigens. If the biomolecule is present in the sample, it will bind to the labeled antibodies or antigens, forming a complex, if it is a sandwich method testing, the complex moves along the nitrocellulose membrane and will be captured by a detection line which coated with specific antibodies or antigens. If it is a competition method testing, the free fluorescently-labeled antibodies will be captured by the detection line which coated with specific antigens. The fluorescent signal of the detection line will be measured and then calculated according to the calibration curve (in chip card provided with the reagents) to represent the concentration of the specific biomolecules in the patient’s sample.

Our AF-100S FIA solution includes our compact AF-100S FIA analyzer, measuring just around 195x100x70mm, specifically tailored to serve private clinics, urgent care facilities, emergency rooms, and ambulances. Using fluorescently-labeled antibodies or antigens, our AF-100S FIA solution forms complexes with target biomolecules in patient samples to precisely measured and compared to established standards, yielding clear, semi-quantitative, and interpretable results displayed through a fluorescent signal. With a diverse portfolio of FIA tests, medical professionals can swiftly obtain rapid test results, enabling prompt diagnoses and timely treatment for patients using our FIA solution. We believe that our cardiovascular disease FIA tests will redefine cardiovascular diagnostics and redefine the standards of patient care. The current healthcare system faces significant challenges in accurately diagnosing and treating cardiovascular conditions, leading to unfavorable prognoses due to lengthy delays in diagnosis and treatment. In contrast, our FIA cardiovascular assays play a crucial role in early detection of myocardial injuries, enabling healthcare providers to swiftly diagnose patients and improve their prognosis. For example, our cardiac troponin FIA test (cTnT) empowers healthcare providers to detect early-stage myocardial injuries at the scene or during transportation, allowing for prompt treatment without the hours-long wait for central laboratory testing. Recognizing the pressing need for efficient and accurate cardiovascular diagnostics, we leverage our FIA technology in the AF-100S analyzer to provide a transformative solution that empowers healthcare professionals to swiftly and accurately diagnose myocardial injuries, ultimately improving patient outcomes.

We expect our cardiovascular portfolio of assay distribution will be the highest performing for the FIA solution. Presently the healthcare system for diagnosing and treating patients is inadequate. The long lead time from the patient experiencing myocardial abnormality to diagnosis and treatment has led to unfavorable prognoses. Hence, we believe FIA cardiovascular assay distribution can play a critical role in the early-stage detection of myocardial injuries, leading to faster diagnosis by HCP and improved patient prognosis. For example, Emergency Medical Technicians (“EMTs”) and paramedics can use the Cardiac Troponin FIA test (“cTnT”) we provide to detect early-stage myocardial injury at the incident site or during transport to the hospital. This early detection of myocardial injury allows the HCP to treat patients quickly, rather than waiting hours after the patient reaches the hospital to provide the treatment. They must collect the patient sample and send it to the central laboratory for testing.

Molecular Diagnostic Assays

We have molecular diagnostic tests suitable for disease detection applications, and some molecular assays have been registered for commercialization in the EU and suitable to be validated as a point of care or laboratory-developed diagnostic test.

With increased emphasis on commercializing our mature line of diagnostic products, we will see an upcoming surge in demand for the products we provide that will improve our sales pipeline and organically grow our sales by increasing utilization of our suppliers’ manufacturing and supply capability. For example, our H5N1 LAMP Test Kit is a rapid nucleic acid test kit that is easy to use and one-step but has the accuracy of PCR.

Our LAMP solution, known as Loop-Mediated Isothermal Amplification, is a rapid and highly specific diagnostic technique for amplifying and detecting specific DNA or RNA sequences. This versatile assay is utilized in various fields, including the detection of infectious diseases. With its high sensitivity and specificity, our LAMP solution provides fast results, making it ideal for point-of-care diagnostics. This ready-to-use, all-in-one LAMP kit enables the quantitative detection of molecular biomarkers within just 20 minutes, ensuring its suitability for on-the-spot testing and immediate decision-making in healthcare settings.

Laboratory Diagnostics Types of Solutions

We cater to the laboratory sector with two key solutions: the Chemiluminescence Immunoassay solution (ChLIA) and the Reverse-Transcription Polymerase Chain Reaction (RT-PCR).

ChLIA analyzer and assays

Chemiluminescence immunoassay (“ChLIA”) is a highly sensitive and widely used technique in the field of diagnostics and biomedical research. It combines the principles of immunoassay, which relies on the specific interaction between antigens and antibodies, with the detection capabilities of chemiluminescence. In a ChLIA, the target analyte is typically a specific protein or biomolecule of interest, and it is bound to a solid surface, such as a microplate or magnetic beads, through antigen-antibody interactions. Subsequently, a labeled antibody conjugated with a chemiluminescent molecule is introduced, which specifically binds to the target analyte, forming an immunocomplex. When a triggering reagent is added, it initiates a chemical reaction that releases energy in the form of light. This emitted light is detected and quantified using a specialized instrument, such as a luminometer. The intensity of the chemiluminescent signal is directly proportional to the concentration of the target analyte, allowing for accurate and precise measurements. ChLIA offers several advantages, including high sensitivity, a wide dynamic range, and excellent reproducibility, making it an indispensable tool for clinical diagnostics, drug discovery, and biomarker detection.

The Chemiluminescence Immunoassay Analyzer (“ChLIA”) provides a fast, reliable, and more portable option to replace the current ChLIA technology, which tends to be physically large and heavy. For example, the Ortho Clinical Diagnostics Vitros® System has a high throughput ChLIA instrument that is large at around 2.79 x 0.89 x 1.73m (W x D x H) and at 2360 pounds. Our ChLIA technology uses a chemical reaction to detect the presence of specific biomolecules in a patient’s sample. The test works by mixing the sample with antibodies or antigens that are conjugated to a molecule that emits light when oxidized. If the biomolecule of interest is present in the sample, it will bind to the labeled antibodies or antigens, forming a complex that produces a chemical reaction and emits light. We have developed our ADL-i1910 ChLIA analyzer, which is high throughput, affordable, and has a unique design that is an all-in-one turnkey solution while being small. ADL-i1910 consumables and reagents portfolio can detect cancer biomarkers, inflammatory biomarkers, hormone levels, diabetes, and cardiovascular diseases, with a simple cartridge change. With the ADL-i1910, laboratories can provide tests in a high-throughput and reliable manner. The ADL-i1910 analyzer and assays are registered for commercialization in the EU and suitable for the LDT space in the US.

Key advantages of the ADL-i1910 ChLIA solution:

1)      Compatible with many sample types including serum, plasma, whole blood, urine, and stool

2)      High sensitivity and specificity

3)      High throughput and small footprint

4)      Easy to use graphic user interface (“GUI”) with large touchscreen

We believe that we will be a significant player in the ChLIA market with our ChLIA solution distribution. The ChLIA market is projected to reach $15.4 billion by 2032, growing at a CAGR of 6.5%, a lucrative market that we are well positioned to capture a significant market share. For example, our ADL-i1910 ChLIA solution can detect biomarkers well characterized to correlate with specific types of cancers. Using the ADL-i1910 allows for early detection of cancers for early treatment and improved prognosis. This will improve the cost of treatment and better the quality of life for the patients.

Reverse-Transcription Polymerase Chain Reaction (“RT-PCR”)

We offer a comprehensive RT-PCR solution that encompasses both pharmacogenomic and non-pharmacogenomic applications. Our approach to molecular diagnostics (MDx) simplifies the challenges associated with RT-PCR, catering to the requirements of both novice and experienced users in quantitative RT-PCR. Our reagent kits are designed to be compatible with a wide range of RT-PCR readers, allowing for seamless integration into existing workflows. Moreover, our kits can be customized and optimized to meet the specific needs of even the most demanding assays. In particular, our portfolio of pharmacogenomic assays supports healthcare providers in analyzing genetic variations that impact drug metabolism, efficacy, and toxicity, enabling the determination of personalized treatment options.

Our Technology

The current state of diagnostic infrastructure requires significant improvement, as healthcare providers (HCPs) heavily rely on accurate diagnostic results to effectively treat their patients. The existing process involves patients visiting HCP and subsequently going to a lab or clinic for testing. Patient samples are then transported by couriers to offsite central laboratories, resulting in suboptimal turnaround times. In some cases, it takes up to 14 days or longer for the test results to reach the HCP, leading to adverse disease progression and unnecessary anxiety for patients awaiting diagnosis and treatment. Furthermore, the reimbursement infrastructure in the United States can pose a barrier to diagnosis by denying payment for critical laboratory tests, thereby hindering healthcare providers from providing proper care.

To address these challenges, we are dedicated to providing innovative diagnostic technologies that are mobile and capable of delivering accurate and reliable test results at the point of care. We believe this approach will significantly advance healthcare and enhance the quality of life for patients.

With the advancement of mobile technology and rapid information dissemination, we are witnessing the emergence of a new wave of medical devices capable of rapid diagnosis at the point of care on a global scale. Our diagnostic solutions, particularly point-of-care (“POC”) offerings, differ from the traditional care diagnostic. From the moment the patient sees the HCP, our POC assays can provide same-day results, such as our Fluorescent Immunoassay (FIA) solution.

By introducing these innovative diagnostic technologies, we aim to revolutionize the diagnostic process, eliminating lengthy wait times and ensuring that patients receive timely and accurate diagnoses and treatments. Our commitment to mobile diagnostic solutions and rapid result delivery will empower healthcare providers to make informed decisions and provide optimal care to their patients, ultimately improving overall healthcare outcomes.

Clinical Results

Anbio Biotechnology has diligently pioneered developing and commercializing two lateral antigen lateral flow assays directly responding to the global COVID-19 pandemic. These two assays detect (i) SARS-CoV-2 and (ii) SARS-CoV-2/Influenza A/B antigens. Notably, the for the six months ended June 30, 2023 and for the fiscal year concluded on December 31, 2022, these two antigen tests contributed to an overwhelming majority, exceeding 99% of our total sales, mostly sales made in the EU market.

SARS-CoV-2 Antigen Rapid Test

Our SARS-CoV-2 Antigen Rapid Test is a colloidal gold immunochromatography test for qualitatively detecting nucleocapsid antigens from SARS-CoV-2. It is suitable for use by people who are suspected of having COVID-19 disease-symptomatic individuals and asymptomatic individuals who have been in contact with infected people. The results are for the identification of the 2019-nCoV nucleocapsid protein antigen. The SARS-CoV-2 antigen is generally detectable in anterior nares specimens during the acute phase of infection. Positive results indicate the presence of viral antigens, and negative results indicate the absence of viral antigens.

We conducted a study to determine the clinical performance of our SARS-CoV-2 Antigen Rapid Test. The primary objective of this study is to assess the diagnostic sensitivity and specificity of our SARS-CoV-2 Antigen Rapid Test. This evaluation was conducted through a comparative test, using the RT-PCR method as the “gold standard,” to gauge the device’s reliability in detecting SARS-CoV-2 with specific sample types. The comparator RT-PCR kit used in the study was the QuantiVirus™ SARS-CoV-2 Test Kit manufactured by DiaCarta. The QuantVirusTM is certified by both CE and FDA-EUA. The study adheres rigorously to the guidelines outlined in the “MDCG 2021-21 Guidance on performance evaluation of SARS-CoV-2 in vitro diagnostic medical devices.” Furthermore, it references and incorporates pertinent recommendations from the EU, the World Health Organization (WHO), and the Food and Drug Administration (FDA). By following these guidelines and drawing from multiple reputable sources, the evaluation aims to ensure objectivity and enhance the reliability of its findings.

Reference panel testing involved 441 patients using the Diacarta QuantiVirus™ SARS-CoV-2 Test Kit on an Applied Biosystems™ QuantStudio 5 Real-Time PCR Instrument RT-PCR testing. The primary focus was positive and negative percent agreement between our SARS-CoV-2 Antigen Rapid Test and the Diacarta QuantiVirus™ SARS-CoV-2 Test Kit. Overall, our COVID-19 test exhibited a 99.32% concordance with the reference laboratory test. Positive test agreement (sensitivity) was 97.73% (129 out of 132). The negative test agreement (specificity) was 99.99% (309 out of 312). The study findings indicated that our SARS-CoV-2 Antigen Rapid Test exhibited excellent sensitivity and specificity compared to the QuantiVirus™ SARS-CoV-2 Test Kit manufactured by DiaCarta, suggesting its suitability as a point-of-care and at-home solution for SARS-CoV-2 detection.

SARS-CoV-2/Influenza A/B Antigen Rapid Test

Our SARS-CoV-2/Influenza A/B Antigen Rapid Test is designed as a colloidal gold immunochromatography test specifically for the qualitative detection of SARS-CoV-2 antigen, as well as Influenza A and Influenza B viral antigens. Influenza infection is a viral illness marked by acute fever and primarily affects the respiratory tract, often taking the form of epidemics or pandemics. This infectious disease is mainly transmitted via droplets, with the virus initially infecting the upper respiratory mucous membrane and then spreading throughout the bronchial tract. Influenza A is known for its severe clinical manifestations and epidemic potential. At the same time, Influenza B tends to cause chills, fever, and slower mutation rates, preventing it from causing widespread epidemics. COVID-19, caused by SARS-CoV-2, is an acute respiratory infectious disease with a wide range of susceptibility among individuals. The primary source of infection is currently individuals infected with the novel coronavirus, with asymptomatic carriers also capable of transmitting the virus. The incubation period typically ranges from 1 to 14 days, with common symptoms including fever, fatigue, dry cough, and in some cases, nasal congestion, runny nose, sore throat, myalgia, and diarrhea. The test itself operates on a double antibody sandwich immunoassay principle, using colloidal gold-labeled monoclonal antibodies to detect the presence of SARS-CoV-2, Influenza A, and Influenza B antigens in the sample, providing rapid and reliable results. Positive results indicate the presence of viral antigens, and negative results indicate the absence of viral antigens.

We conducted a study to determine the clinical performance of our SARS-CoV-2/Influenza A/B Antigen Rapid Test. The primary objective of this study is to assess the diagnostic sensitivity and specificity of our SARS-CoV-2/Influenza A/B Antigen Rapid Test. This evaluation was conducted through a comparative test, using the RT-PCR method as the “gold standard,” to gauge the device’s reliability in detecting SARS-CoV-2, Influenza A, and Influenza B, with specific sample types. The comparator RT-PCR kit used in the study was the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing).

Reference panel testing using the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing) involved 3000 patients on an Applied Biosystems™ QuantStudio 5 Real-Time PCR Instrument RT-PCR testing. The primary focus was positive and negative percent agreement between our SARS-CoV-2/Influenza A/B Antigen Rapid Test and the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing).

For detecting SARS-CoV-2 antigen, 1000 patient samples were analyzed, and our SARS-CoV-2/Influenza A/B Antigen Rapid Test exhibited a 99.50% concordance with the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing). Positive test agreement (sensitivity) was 97.50% (195 out of 200). The negative test agreement (specificity) was 100% (800 out of 800). For Influenza A, 1000 patient samples were analyzed, and our SARS-CoV-2/Influenza A/B Antigen Rapid Test exhibited a 98.80% concordance with the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing). Positive test agreement (sensitivity) was 94.00% (188 out of 200). The negative test agreement (specificity) was 100% (800 out of 800). For Influenza B, 1000 patient samples were analyzed, and our SARS-CoV-2/Influenza A/B Antigen Rapid Test exhibited a 98.40% concordance with the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing). Positive test agreement (sensitivity) was 92.00% (184 out of 200). The negative test agreement (specificity) was 100% (800 out of 800). The study concluded that our SARS-CoV-2/Influenza A/B Antigen Rapid Test is accurate, sensitive, specific, and user-friendly, requiring minimal training, and is suitable for point-of-care and home use to detect COVID-19, Influenza A, and Influenza B.

Research & Development

To be at the forefront of science in the IVD market, we have allocated approximately $200,000 in R&D expense for the fiscal year ended December 30, 2022 for validating, developing, and commercializing novel IVD products. For the first six months ended on June 30, 2023, we have yet to incur any R&D expense.

The discovery phase begins with a literature screen to identify a potential biomarker correlated with a specific disease. A biomarker is a measurable biological molecule or characteristic that can indicate the presence or absence of a disease or monitor the response to treatment. Once the biomarker is selected, we validate its clinical utility, where studies are conducted to assess its sensitivity, specificity, and reproducibility. Sensitivity is the ability of the biomarker to detect the disease or condition of interest, while specificity is the ability of the biomarker to avoid detecting false positives. Reproducibility is the ability of the biomarker to produce consistent results over time and between different laboratories. After we validate the biomarker, we conduct our technology transfer to measure the biomarker in one (or more) of our platforms. For example, a protein biomarker validated for detecting a specific disease and/or monitoring the response to a specific treatment will be measured in our immunoassay platforms, including LFIA, FIA, and ChLIA. For a molecular biomarker validated for detecting a specific disease and/or monitoring, the response to treatment will be measured in our molecular platforms, including RT-PCR and LAMP. Our marketing group conducts the literature screen, and we utilize third-party contract research organization (CRO) to conduct the specificity, specificity, and reproducibility studies. For the fiscal year ended December 31, 2022, we spent around 40% of the research and development cost for biomarkers discovery and validation.

For development, we utilize our third-party partners to develop our IVD products. The development process involves optimizing the performances of our new IVD products and preparing them for manufacturing. This includes determining the optimal conditions, such as the operating procedure, sample type, and calibration procedure. Analytical performance for our new IVD products are also evaluated during this phase, including limits (detection, blank, quantitation), hook effect, interferences, sample matrix analysis, flex studies, cross-reactivity, usability, and clinical performance to ensure that our new IVD products meet the required standards for commercialization. For the fiscal year ended December 31, 2022, we spent around 30% of the research and development cost for IVD products development.

Once our IVD products are optimized, we intend to engage in closer collaboration with our third-party suppliers to develop a manufacturing process that consistently produces high-quality IVD products. This process is validated to ensure that it meets all regulatory requirements. By working closely with our third-party suppliers, we also conduct our regulatory filings, i.e. CE Marking for the developed IVD products. This allows for the commercialization of our IVD products. For the fiscal year ended December 31, 2022, we spent around 30% of the research and development cost for IVD products manufacturing process development and commercialization.

In addition, our third-party suppliers also have dedicated research and development teams to develop new IVD instruments and assays and improve production operations. For example, we are developing one FIA assay to identify the biomarkers correlated with depression. Depression is a common mood disorder that can cause mental malaise and poor social adaptability. At its worst, depression can lead to severe consequences such as suicide. As depression cases grow globally, it is speculated that it will become the second-largest disease in the next decade.

Scientists have identified brain-derived neurotrophic factor (BDNF) as a biomarker and correlate of the disease. BDNF plays a vital role in the growth, survival, and differentiation of neurons in the nervous system and is found mainly in the hippocampus and amygdala. Studies have identified that BDNF levels in serum were elevated in depressed patients, and BDNF levels were correlated with the degree of disease. Hence, we believe BDNF is a biomarker that can diagnose depression and identify the progression of the disease.

Presently, BDNF detection suitable for diagnostics is not available. For example, Abcam has a commercially available immunoassay that can detect the BDNF level human serum and plasma for research use only and is unsuitable for diagnostic use. Hence, we have developed a solution that utilizes our FIA platform to detect the levels of BDNF for diagnosis and monitoring of depression. Our BDNF fluorescent immunoassay has the following advantages:

•        Fluorescent microspheres are less susceptible to external environmental influences for stable fluorescence and accurate results.

•        A Fluorescence analyzer allows for rapid and mobile detection of BDNF.

•        Compatible with serum and plasma samples.

•        Easy to use and has no washing steps.

•        Test results are available in just 15 minutes.

•        Stable at room temperature; no cold chain transportation needed.

•        18-month product shelf-life.

•        Minimally invasive and safe to use.

We believe that our BDNF fluorescent immunoassay will be a significant part of the clinical development of targeted treatment plans that will improve the treatment of depression and the prognosis of patients.

Sales and Marketing

Our global go-to-market strategy involves two key efforts: an in-house direct sales team targeting customer segments and sub-distribution partners.

Our internal marketing team focuses on building strong brand awareness for our IVD solution and delivering quantifiable value to customers and partners. We employ various marketing channels, including our website, social networks press releases, scientific publications, industry engagement, partnerships with key opinion leaders, and targeted marketing through digital and non-digital channels. We plan to expand our marketing capabilities to increase our brand awareness and generate demand across our markets.

Our global go-to-market strategy primarily follows business-to-business (“B2B”) approach through distributors and our direct sales channel. For instance, if a laboratory is interested in our IVD products, we can directly engage with the decision-makers through our sales team or through our distributors. This approach allows us to fulfill market demand through both internal and external sales channels while maintaining direct customer relationships for future product enhancements and care offerings.

To support our sales efforts, we will continue to expand our direct sales team by hiring experienced professionals focused on the following two categories: public sector sales and healthcare provider sales. The public sector sales team will identify opportunities within federal, state, and local government agencies. While revenue from other customer categories is expected to increase over time, our public sector sales strategy continues to target opportunities with government agency customers. Additionally, our healthcare provider sales strategy focuses on major healthcare systems, hospitals, private clinics, concierge health systems, and physicians’ offices.

Our sales and marketing efforts are focused on promoting our diagnostic products in the European Union (EU), Asia Pacific (APAC), and North and South American markets. Currently, we have not generated significant revenue in the American markets. To expand our sales and marketing in these regions, we aim to further penetrate the North and South American markets.

European Union (EU)

To continue our success and organically grow in the EU market, we are focusing on countries such as Germany, France, Spain, Italy, Portugal, Austria, Slovakia, Belgium, and the UK. Our primary focus in this region is on respiratory diseases and COVID-19 related products; we intend to leverage our established distribution channels to promote our products.

Asia Pacific (APAC)

To gain market share and penetration into the APAC market, our focus is on establishing local representation, regulatory support, and distribution. We are targeting major revenue-generating markets such as Singapore, Australia, Japan, Indonesia, India, Malaysia, and Hong Kong SAR. We plan to market our SARS-COV-2 products, LFIA and FIA instruments and assays, molecular diagnostic assays, and ChLIA instruments and reagents.

The North and South American markets

Our future revenue-generating channels in North America involves two approaches: authorized regulatory diagnostics and laboratory-developed tests (“LDT”). We also plan to establish an authorized regulatory line of products in North America requires regulatory submissions and approvals from the Food and Drug Administration in the United States (“FDA”) and Health Canada in Canada. Laboratories in the US can validate assays and use them as diagnostic tests, under the Centers for Medicare & Medicaid Services (“CMS”) guidelines. In addition, our direct sales and marketing group is promoting our assays and instruments to CLIA laboratories to establish our brand to drive sales.

Our Suppliers

We plan to establish strong supply partnerships with reputable suppliers for IVD instruments and assays. These suppliers adhere to quality management system standards for IVD production, ensuring consistent product quality.

We will require our suppliers to maintain an effective quality management system for IVD production by implementing a well-defined set of procedures and practices. This involves the creation of a thoroughly documented Quality Management System (QMS) that includes detailed policies, procedures, and work instructions. Regular internal audits and assessments play a crucial role in identifying non-compliance areas and opportunities for improvement, ensuring the consistent production of high quality IVD products.

We plan to diversify our suppliers across different regions to enhance our business’s sustainability, as it mitigates the risk of catastrophic impact from economic downturns in a specific region. Moreover, this enables us to meet a broad range of customer preferences and specifications across various markets.

Two major suppliers represented greater than 10% of the total cost of sales of the Company for the six months ended June 30, 2023. One major supplier individually represented greater than 10% of the total cost of sales of the Company for the six months ended and June 30, 2022:

	For the Six Months Ended June 30,
	2023	2022
Supplier A	69%	100%
Supplier B	31%	0%

One major supplier individually represented greater than 10% of the total cost of sales of the Company for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021
Supplier A	94%	100%

Our Customers

As of the date of this prospectus, all of our customers are our distributors. In our sales operations, we work closely with our distributors to facilitate the selling of our IVD products. These distributors are authorized to sell our products in their respective markets. When a distributor is ready to place an order, our dedicated team initiates the ordering process with our supplier(s). This ensures that production is initiated promptly and enables the products to be delivered to our distributors.

Our distributors in 2022 are strategically located in various countries, including Spain, France, Germany, Italy, Belgium, Portugal, Hong Kong SAR and the USA. This expansion of our distribution network allows us to effectively reach these key markets. By collaborating with distributors in these regions, we are able to leverage their local expertise, networks, and market knowledge to effectively distribute and deliver our IVD products to healthcare providers around the world.

The top customers who individually represented greater than 10% of the total revenues of the Company for the six months ended June 30, 2023 and 2022 were as follows:

	For the Six Months Ended June 30,
	2023	2022
Customer A	14%	50%
Customer B	59%	8%
Customer C	0%	21%
Customer D	0%	11%
Customer G	26%	0%

The top customers who individually represented greater than 10% of the total revenues of the Company for the years ended December 31, 2022 and 2021 were as follows:

	For the Years Ended December 31,
	2022	2021
Customer A	41%	18%
Customer B	20%	14%
Customer C	16%	0%
Customer D	11%	0%
Customer E	2%	13%
Customer F	0%	48%

Intellectual Property

Our trademarks and patents are important to us as it distinguishes our brand, products, and services from other competitors in the market.

Patent Information

As of the date of this prospectus, Anbio BVI has four patent applications pending in U.S. Patent and Trademark Office (USPTO), and eight patent applications pending with the European Patent Office and IP Australia.

Pending U.S. Patent Applications

Type	Application Date	Jurisdiction
Utility	January 18, 2023	United States
Utility	January 6, 2023	United States
Utility	January 6, 2023	United States
Utility	January 18, 2023	United States

Pending Foreign Patent Applications

Type	Application Date	Jurisdiction
Utility	February 14, 2023	European Union
Utility	February 8, 2023	European Union
Utility	February 10, 2023	European Union
Utility	February 14, 2023	European Union
Utility	February 13, 2023	Australia
Utility	February 8, 2023	Australia
Utility	February 8, 2023	Australia
Utility	February 13, 2023	Australia

Trademark Information

As of the date of this prospectus, Anbio BVI has three trademark applications pending with the USPTO.

Application Date	Jurisdiction
March 20, 2023	United States
April 26, 2022	United States
April 26, 2022	United States

Competition

The global market for diagnostic testing is extremely competitive. Further, the diagnostic testing industry, as well as how healthcare services are delivered more broadly, is currently experiencing rapid change, technological and scientific breakthroughs, new product introductions and enhancements, and evolving industry standards, as well as the emergence of telehealth and other changes in the way healthcare services are delivered. All these factors could affect the degree to which our products gain market acceptance or approval or result in our products being less marketable or obsolete. Therefore, our future success will depend on our ability to compete successfully with established and new market participants and keep pace with scientific and technological changes and the evolving needs of customers and the healthcare marketplace.

We will be required to continuously enhance our IVD products and develop new tests to keep pace with evolving standards of care. If we do not update our products to keep pace with technological and scientific advances, our products could become obsolete, and sales of our products could decline or fail to grow as expected.

Central labs represent the most significant portion of the global diagnostic testing market. These companies have expanded beyond centralized laboratory testing into a home or point-of-care sample collection. Thus, we face intense competition from other companies that develop or already have immune and molecular assays, whether at point-of-care or home. These competitors with diagnostic testing platforms include private and public companies, such as Abbott Laboratories, Becton, Dickinson and Company, BioMerieux SA, Bio-Rad Laboratories, Inc., F. Hoffman-La Roche Ltd., Fluidigm Corporation, Qiagen N.V., QuidelOrtho Corporation, Siemens AG, and Thermo Fisher Scientific, Inc.

Further, some of our competitors’ products may be sold at prices that may be lower than our pricing, which could adversely affect our sales or force us to reduce our prices, which could harm our revenue, operating income, or global and regional market share. As a result, if we cannot compete successfully, we may be unable to increase or sustain our revenue or achieve profitability, and our future growth prospects may be materially harmed.

To remain competitive, we will need to expand our test menu and continually develop improvements to our products and other offerings. However, we cannot assure you that we will be able to compete successfully in the global marketplace or develop and commercialize new tests or improvements to our products and other offerings on a timely basis. Our competitors may develop and commercialize competing or alternative products or services and improvements faster than we can, which would negatively affect our ability to increase or sustain our revenue or achieve profitability and could materially adversely affect our future growth prospects.

Insurance

We do not maintain any insurance but plan to secure directors and officers liability prior to the effective date of the registration statement of which this prospectus forms a part.

Seasonality

Our operating results have been subject to seasonal trends as a result of, or influenced by, numerous factors, including national holidays, weather patterns, consumer demands, economic conditions, and others. Although seasonal changes have not significantly impacted on our cash flow or affected our operations, we cannot guarantee that it will not adversely impact us in the future.

Employees

As of the date of this prospectus, we have 27 staff members including full time employees and contractors on an as needed basis. Our staff includes individuals with bachelor’s, master’s, and PhD qualifications. Around 15% of our staff members are involved with research and development, while the rest are engaged in various business functions.

Facilities

In 2023, Anbio BVI entered into a renewed lease agreement for our principal executive office, which is located at Friedrich-Ebert-Anlage 49, Frankfurt 60308, Germany. We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing or acquiring to accommodate our future expansion plans.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Regardless of the outcome, litigation or any other legal or administrative process is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Relating to Our Business and Industry — We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” on page 17 and “Risk Factors — Risks Relating to Our Business and Industry — We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us” on page 14.

REGULATION

Government regulations on our product

Anbio’s IVD products, are subject to laws and regulations applicable to health care providers and suppliers. Anbio is subject to laws and regulations pertaining to health care fraud and abuse, including state and federal anti-kickback, anti-self-referral, and false claims laws in the United States. Medical device providers such as Anbio are also subject to taxes, as well as application, product, user, establishment, and other fees. If Anbio fails to comply with these laws and regulations, it may face heavy fines and have a significant impact on the company’s business.

Among other effects, Anbio will also face significant updates/changes in healthcare regulations that may occur in the future, such as the introduction of the Medical Devices Regulation and the In Vitro Diagnostic Medical Devices Regulation 2017/746 (“IVDR”) in the EU substantially increase the time, difficulty, and costs incurred in developing, obtaining and maintaining approval to market, and marketing newly developed and existing products. Anbio expects this regulatory environment will continue to require significant technical expertise and investment to ensure compliance. Failure to comply can delay the release of a new product or result in regulatory and enforcement actions, the seizure or recall of a product, the suspension or revocation of the authority necessary for a product’s production and sale, suspension or revocation of billing privileges, and other civil or criminal sanctions, including fines and penalties.

Anbio’s business can also be affected by ongoing studies of the utilization, safety, efficacy, and outcomes of health care products and their components that are regularly conducted by industry participants, government agencies, and others. These studies can call into question the utilization, safety, and efficacy of previously marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuation of marketing of such products in one or more countries, and may give rise to claims for damages from persons who believe they have been injured as a result of their use.

European Conformity Marking and Certifications

Some of our IVD products are currently available for sale in the European Economic Area (“EEA”) in accordance with the In-Vitro Diagnostic Devices EU directive (98/79/EC) (the “Directive”).

On May 26, 2022, the IVDR entered into application, repealing and replacing the Directive on In-Vitro Diagnostic Devices (98/79/EC) (the “Directive”). The IVDR and its associated guidance documents and harmonized standards govern, among other things, device design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance. IVDs must comply with the General Safety and Performance Requirements (“GSPRs”) set out in Annex I of the IVDR. Compliance with these requirements is a prerequisite to be able to affix the CE Mark to IVDs, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the GSPRs provided in the IVDR and obtain the right to affix the CE Mark, IVD manufacturers must undergo a conformity assessment procedure, which varies according to the type of IVD and its classification. The IVDR introduces new classification rules based on the Global Harmonization Task Force System with four risk-based classes — Class A (lowest), Class B, Class C and Class D (highest risk). Apart from IVDs with low individual and public health risk (Class A non-sterile), in relation to which the manufacturer may issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the GSPRs, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a Competent Authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body audits and examines the technical documentation and the quality system for the manufacture, design and final inspection of the IVD. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the IVD, its manufacturer and their conformity with the GSPRs. This CE Certificate of Conformity and the related conformity assessment process entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of IVDs and their manufacturers with the GSPRs must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (i) clinical studies conducted on the devices being assessed, (ii) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (iii) both clinical studies and scientific literature. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the Competent Authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming. After a device is placed on the market, it remains subject to significant regulatory requirements.

The IVDR provides a transitional provision. Accordingly, IVDs which are the subject of a valid CE Certificate of Conformity issued under the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices (the “IVDD”) can continue to be placed on the market or put into service until 26 May 2025. IVDs for which a Declaration of Conformity was issued under the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices (the “IVDD”) based on a self-assessment but which will be up-classed and require the involvement of a Notified Body under the IVDR for the first time, can continue to be placed on the market until the following dates:

•        high individual risk and high public health risk products (Class D): 26 May 2025;

•        high individual risk and/or moderate public health risk products (Class C): 26 May 2026;

•        moderate individual risk and/or low public health risk (Class B): 26 May 2027;

•        low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 26 May 2027.

IVD manufacturers may only rely on the transitional provisions above provided that: (i) the devices continue to comply with applicable requirements imposed by the IVDD; (ii) they respect the IVDR requirements relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and devices under the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices (the “IVDD”) in place of the corresponding requirements in the IVDD; and (iii) no significant changes are made in the design and intended purpose of the devices during the transitional period.

IVDs placed on the EEA market in accordance with the IVDD were subject to a similar process. IVD manufacturers were required to comply with the Essential Requirements laid down in Annex I to the IVDD. Compliance with these requirements entitled manufacturers to affix the CE Mark on products, without which they cannot be placed on the E.U. market. To demonstrate compliance with the Essential Requirements laid down in Annex I to the IVDD and obtain the right to affix the CE Mark, IVD manufacturers had to undergo a conformity assessment procedure, varying according to the type of IVDs.

Following determination of the appropriate category for an IVD, manufacturers were required to follow the related conformity assessment procedures laid down in Article 9 of the IVDD.

For general IVDs, a self-assessment process in accordance with Annex III of the IVDD and a related Declaration of Conformity by the manufacturer prior to affixing the CE Mark was sufficient. In the Declaration of Conformity, the manufacturer certified that its product complies with the Essential Requirements provided for in Annex I to the IVDD.

For IVDs for self-testing and those falling within List A or B of Annex II to the IVD, a Notified Body must undertake an assessment of the conformity of the manufacturer and/or the device with the applicable provisions of the IVDD.

The Notified Body would commonly audit and examine a product Technical File and the quality management system for the manufacture, design, and final inspection of a medical device before issuing a CE Certificate of Conformity demonstrating compliance with the requirements of the IVDD. Following the issuance of a CE Certificate of Conformity, manufacturers could draw up the Declaration of Conformity and affix the CE Mark to the products covered by the CE Certificate of Conformity and the Declaration of Conformity.

To date, we have initiated discussions with several Notified Bodies with the intent of establishing a formal partnership in accordance with IVDR requirements. However, due to the limited number of Notified Bodies worldwide that have received certification from the European Union, the resource constraints, the intricate nature of the audit process, and the lengthy audit duration, we have yet to formalize a designated partnership with any Notified Body. Concurrently, we are diligently updating our technical documentation to align with the more stringent IVDR mandates.

Per IVDR 2017/746 Amendment 2021/0323 (COD), devices with a CE certificate that was issued in accordance with IVDD may be placed on the market or put into service until May 26, 2025.

In the future, in order to place an IVD, or an accessory to an IVD, on the market in the European Economic Area (“EEA”), the device must be designed, developed, manufactured, and marketed in compliance with the relevant legal framework detailed in the In Vitro Diagnostics Medical Devices Regulation (IVDR).

Per IVDR 2017/746 Amendment 2021/0323 (COD), devices without a CE certificate that was issued in accordance with IVDD, for which a declaration of conformity was drawn up prior to May 26, 2022, per IVDD and for which the conformity assessment procedure pursuant to IVDR requires the involvement of a Notified Body, may be placed on the market, or put into service until the following dates. Anbio also has until the following dates to update the technical documentation and processes to meet these regulatory requirements of IVDR 2017/746:

•        May 26, 2025, for class D devices.

•        May 26, 2026, for class C devices.

•        May 26, 2027, for class B devices; and

•        May 26, 2027, for class A devices placed on the market in sterile condition.

Restrictions on the Use of Our IVD Products in the United States

In the US market, our IVD products can be utilized within three distinct sectors: Research Use Only (RUO), Lab Developed Test (LDT), and the 510(K) sectors.

The RUO sector caters primarily to those engaged in non-clinical research. In this context, the results obtained from our assays are not intended for clinical diagnostic purposes. For example, researchers may employ our Fluorescent Immunoassay (FIA) to identify the expression of a specific biomarker as a phenotype in their in vivo studies in response to a variable under examination. The application of our products is not under the guidance of FDA, CMS, CDC and other regulatory authorities in this sector.

In the United States, highly complex laboratories that have obtained Clinical Laboratory Improvement Amendments (CLIA) certification can validate diagnostic assays that have not yet undergone FDA approval. CLIA is a comprehensive set of federal regulations aimed at establishing quality standards for clinical laboratory testing. These regulations are overseen by several federal agencies, including the Centers for Medicare & Medicaid Services (CMS), the Centers for Disease Control and Prevention (CDC), and the FDA. The primary objective of CLIA is to ensure the quality of clinical laboratory testing, thereby safeguarding patient safety and ensuring the accuracy and reliability of diagnostic information. CLIA applies to a wide array of laboratory testing, encompassing blood chemistry, microbiology, pathology, genetic testing, and more. It’s imperative for laboratories to remain informed about any updates or modifications to CLIA regulations.

Lastly, our IVD products can be registered with the US FDA for 510(K) approvals. The 510(k) process involves a premarket submission to the U.S. Food and Drug Administration (FDA) to establish that our medical devices are substantially equivalent to legally marketed devices, known as predicate devices. This process is time-consuming and entails thorough regulatory review by the FDA. Successfully navigating the 510(k) process enables us to introduce our IVD products to the US market, subject to FDA review, monitoring, and guidance. Currently, we do not have any products registered with the US FDA for 510(K) approvals.

Laws and Regulations Relating to Our Business in the BVI

Economic Substance

The BVI, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended, the “Substance Law”) came into force in the BVI introducing certain economic substance requirements for BVI “relevant entities” which are engaged in certain banking, insurance, fund management, financing and leasing, headquarters, shipping, holding company, intellectual property or distribution and service center business (being “relevant activities”) and are in receipt of gross income arising from relevant activities in any relevant financial period. In the case of business companies incorporated before January 1, 2019, the economic substance requirements apply for financial years commencing June 30, 2019.

The economic substance requirements that are imposed include that in-scope companies be directed and managed in the BVI, have core income generating activities in the BVI, and have an adequate level of employees, expenditures, and premises in the BVI. Business companies that carry on holding company business (which means it only holds equity participations in other entities and only earns dividends and capital gains) will be subject to reduced substance requirements.

Beneficial ownership

The Beneficial Ownership Secure Search System Act, 2017 (as amended) of the BVI requires registered agents in the BVI to create a database of beneficial ownership information relating to in-scope entities for which they act as registered agent. Subject to certain exemptions, in-scope BVI companies are required to:

•        identify its parent, immediate parent, ultimate parent and beneficial owner or registrable legal entity (or, if it is listed on a recognized exchange, provide details of that exchange);

•        identify whether it carries on one or more relevant activities for economic substance purposes and, if so, which ones;

•        provide details of any applicable exchange listing where its securities are listed on a recognized exchange; and

•        where the company carries on a relevant activity and is not a non-resident, provide certain additional information regarding its immediate parent and ultimate parent (if any).

A BVI company is obliged to notify its registered agent of (i) the required beneficial ownership information within 15 days of identifying it; and (ii) the required economic substance information regarding the carrying on of a relevant activity or listing on a recognized exchange within six months following the end of the financial reporting period in question. A BVI company who becomes aware of a change in the prescribed information relating to a beneficial owner or registrable legal entity must, within 15 days of becoming aware of the change, notify its registered agent of the change(s) and the date(s) on which it or they took place.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Michael Lau	42	Chief Executive Officer
Richard Chen	44	Chief Financial Officer
Chris Tian	33	Chief Business Officer
Cany Xu	56	Director
		Independent Director (Appointee)(1)
		Independent Director (Appointee)(1)
		Independent Director (Appointee)(1)

____________

(1)      The appointment of the independent directors will become effective upon effectiveness of the registration statement of which this prospectus forms a part.

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Michael Lau has served as our Chief Executive Officer (“CEO”) since November 1, 2021. Mr. Lau has more than 10 years of experience in life sciences, therapeutics and molecular diagnostic industries. His activities have included the execution for all facets of business development, management of manufacturing process for biologics production examination the effects of cell culture medium modifications on antibody production using a mock perfusion model as a scientist. Mr. Lau has been acting as an officer of Anbio since November 1, 2021 and has been responsible for business performance, strategic planning, and the department budget. Since July 2017, he served as a Vice-President of Global Head of GMP Operations and Diagnostics for Genscript Biotech Corp (OTCMKTS: GNNSF), a holding company which engages in the manufacture and sale of life sciences research products and services. He is responsible for Management of Business Development and Sales Team for 28 states of the United States and South America. From April 2015 to July 2017, he served as Technical Business Development Account Manager of West Coast of Distek, Inc., a laboratory equipment supplier and he was responsible for development and commercialization of upstream cell culture products, including disposable bioreactor and controller and management of company accounts in the west territory comprised of nine states, including California. From August 2014 to April 2015, he served as a Cell Culture Scientist II of Boehringer Ingelheim, a pharmaceutical company and he was responsible for Performed technical investigations for biologics production to identify manufacturing issues and risk mitigation strategies. From August 2013 to August 2014, he served as a Cell Culture Scientist II of Regeneron Pharmaceuticals, Inc., a biotechnology company and he was responsible for establishment of scale-down production model for the development and technology transfer for biologics production. From June 2012 to August 2013, he served as a Cell Culture Scientist II of Regeneron Pharmaceuticals, Inc., a biotechnology company and he was responsible for examination the effects of cell culture medium modifications on antibody production using a mock perfusion model.

Mr. Lau received a Bachelor of Science Degree in Biology and Bachelor of Arts Degree in Economics from the University of California in Irvine in 2004 and a Doctor of Philosophy in Biochemistry and Molecular Biology from University of California, Riverside in 2010 He completed his postdoctoral fellowship at University of California, Los Angeles in 2012 and is currently completing a Master in Business Administration from the University of Wisconsin-Eau Claire. We believe that Mr. Lau is qualified to serve as our CEO by reasons of professional experiences and qualifications.

Richard Chen has served as our Chief Financial Officer (“CFO”) since January 1, 2022 and. Mr. Chen has more than 20 years of audit and financial management experience. He served as the CFO of Zi Toprun Acquisition Corp., a special purpose acquisition company (NASDAQ ZTOPU) from April 2022 to September 2023. Mr. Chen served as the Chief Financial Officer of Fuqin Fintech Limited from February 2017 to January 2020. He co-founded CLC LLP in 2016, and serves as a partner. From September 2008 to May 2015, Mr. Chen was the Senior Manager at

Deloitte Touche Tohmatsu Certified Public Accountants LLP, where he was involved in some companies’ U.S. IPO processes. From 2003 to 2008, he worked as the Senior Tax Consultant at Grant Thornton LLP. Mr. Chen graduated from University of California, Riverside with his bachelor’s degree in Business Economics in 2002.

Chris Tian has been our Chief Business Officer since November 2023, leveraging his seven years of experience in the biotechnology and microbiology industry. In this capacity, he oversees various responsibilities, including managing customer channels, leading business negotiations, and coordinating business needs and internal resources to align with the company’s strategic business objectives. Before joining our organization, from September 2019 to September 2023, he held the position of Business Director at VIKBAY AB. During this time, he secured customer CRO contracts, supervised laboratory operations, and provided consulting services to medical institutions. Preceding his role at VIKBAY AB, from October 2016 to October 2019, he served as a microbiology researcher for Amway, a prominent company in the Health, Beauty, and Home Care Industry. In this capacity, he amassed experience in quality control management and delivering exceptional customer service to achieve high client satisfaction and retention rates. Chris Tian earned a Bachelor’s degree in Science, Technology, Health, Biology from Université d’Auvergne in France in 2016. Leveraging his extensive background and expertise in the biotechnology industry, he plays a pivotal role in shaping and executing our company’s business strategies, leading the organization to achieve its objectives.

Cany Xu has been serving as our Director since May 7, 2023. Mr. Xu has more than 10 years of experience in manufacturing industry. Prior to joining our Company, from July 2011 to July 2021, Mr. Xu served as the vice president of Heshan Machinery, a company specializes in design, production, and sales of equipment parts. He was responsible for supervising manufacturing and production processes. Mr. Xu played a crucial role in shaping the company’s strategic direction, ensuring the manufacturing quality and achieving technology innovation. Mr. Xu obtained his bachelor’s degree in history in 1990.

Family Relationships

None of the directors, director appointees, or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of four directors upon declaration of effectiveness of the registration statement of which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Prior to the declaration of effectiveness of the registration statement of which this prospectus forms a part, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Mr. [    ], Ms. [    ], and Mr. [    ] and will be chaired by Mr. [    ]. Mr. [    ], Ms. [    ], and Mr. [    ] each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. [    ] qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm; and

•        reporting regularly to the board.

Compensation Committee.    Our compensation committee will consist of Mr. [    ], Ms. [    ], and Mr. [    ], and Mr. [    ] and will be chaired by Mr. [    ], Ms. [    ], and Mr. [    ] and Ms. [    ] each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing the total compensation package for our executive officers and making recommendations to the board;

•        reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•        periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Mr. [    ], Ms. [    ], and Mr. [    ] and will be chaired by Ms. [    ]. Mr. [    ], Ms. [    ], and Mr. [    ] each satisfies the “independence” requirements of Section Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ general meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers; and

•        exercising the borrowing powers of our company and mortgaging the property of our company.

Corporate Governance

The business and affairs of the Company are managed under the direction of our board of directors. We have conducted board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or the directors have passed resolutions through written resolutions. In addition to the contact information in this prospectus, the board has adopted procedures for communication with the officers and directors as at the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of our board of directors.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that will be applicable to all of our directors, executive officers and employees.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2022 and 2021 earned by or paid to our chief executive officer nominee and our chief financial officer nominee and each director of the Company (the “named executive officers”).

Name and Principal Position	Year	Base (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Deferred Compensation Earnings (US$)	Pension (US$)	Total (US$)
Michael Lau	2022	$250,000	—	—	—	—	—	—	$250,000
CEO	2021	$—	—	—	—	—	—	—	—

Richard Chen	2022	$120,000	—	—	—	—	—	—	$120,000
CFO	2021	$—	—	—	—	—	—	—	—

Chris Tian	2022	—	—	—	—	—	—	—	—
CBO	2021	$—	—	—	—	—	—	—	—

Agreements with Named Executive Officers

We have entered into service agreements with our senior executive officers.

The service agreement with our CEO, Michael Lau, commencing from November 1, 2021, will be automatically renewed unless terminated by the Company or the CEO. The Company has agreed to pay $250,000 annually to the CEO. We plan to implement the incentive compensation with CEO if the Company exceeds the Market Capitalized Target (the “Market Cap”) of $1,000,000,000 for six consecutive months, then the CEO will be entitled for $10,000,000 stock under the executive incentive compensation plan.

The service agreement with our CFO, Richard Chen, commencing from January 1, 2022, will be automatically renewed unless terminated by the Company or the CFO. The Company has agreed to pay $120,000 annually to the CFO. We plan to implement the incentive compensation with CFO if the Company exceeds the Market Cap of $1,000,000,000 stock for six consecutive months, then the CFO will be entitled for $10,000,000 under the executive incentive compensation plan.

The service agreement with our CBO, Chris Tian, commencing from November 1, 2023, will be automatically renewed unless terminated by the Company or the CBO. The Company has agreed to pay 60,000 Euros, or approximately $64,824.92 annually to the CBO. We plan to implement the incentive compensation with CBO if the Company exceeds the Market Cap of $1,000,000,000 stock for six consecutive months, then the CBO will be entitled for $5,000,000 under the executive incentive compensation plan.

Pursuant to these service agreements, we are entitled to terminate a senior executive officer’s service agreement for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any service agreement provision, or engaging in any conduct which may make the continued service agreement of such officer detrimental to our company. On the other hand, each executive may terminate the service agreement without cause upon 90 calendar days’ written notice to the Company. Each executive officer agrees that we shall own all of the intellectual property developed by such officer during his or her employment.

Compensation of Directors

We have not paid any compensation to our directors for the year ended December 31, 2022. As the appointments of our independent directors will only become effective upon the effectiveness of the registration statement of which this prospectus forma a part, for the fiscal year ended December 31, 2022, we did not have any non-executive or independent directors and therefore have not paid any compensation to any non-executive or independent directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We plan to first implement the incentive compensation with executive directors if the Company exceeds the Market Cap of $1,000,000,000 for six consecutive months, then executive directors will be entitled for 10% of all authorized shares under the executive incentive compensation plan.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•        each of our directors and executive officers; and

•        each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 42,291,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding prior to the offering, and            Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares Pre- Offering(1)	Pre-Offering Percentage Ownership of Class A Ordinary Shares(2)	Post- Offering Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares Pre- and Post- Offering	Pre- Offering And Post- Offering Percentage Ownership of Class B Ordinary Shares	Pre-Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)	Post- Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Michael Lau, CEO	—	—	—	—	—	—	—
Richard Chen, CFO	—	—	—	—	—	—	—
Chris Tian, CBO	—	—	—	—	—	—	—
Cany Xu, Director
, Independent Director (Appointee)	—	—	—	—	—	—	—
, Independent Director (Appointee)	—	—	—	—	—	—	—
, Independent Director (Appointee)	—	—	—	—	—		—

All executive officers and directors as a group ( persons)	—	—	—	—	—	—	—

5% or Greater Stockholders
CVC Investment(3)	2,100,000	4.97%		50,000,000	50%	49.62%
Northwestern Investment(4)	2,100,000	4.97%		50,000,000	50%	49.62%

____________

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)      Calculation based on 42,291,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of our company. Assuming         Class A Ordinary Shares are issued in this offering, not including           Class A Ordinary Shares underlying the Underwriter’s Over-Allotment Option and         Class A Ordinary Shares, assuming the over-allotment option is fully exercised and not including the Class A Ordinary Shares underlying the Underwriter Warrants.

(3)      A Cayman Islands company, having its registered address at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands. James Howard is the sole proxy holder of CVC Investment and the 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares held by CVC Investment.

(4)      A Cayman Islands company, having its registered address at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands. Mark Martinez is the sole proxy holder of Northwestern Investment and the 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares held by Northwestern Investment.

RELATED PARTY TRANSACTIONS

Our CFO, Richard Chen, is one of the partners of CLC LLP (hereafter “CLC”). CLC provided accounting services to our company from late 2021. 2021 and 2022 accounting fee incurred was $97,592.34. From January 1, 2023 to the date of this prospectus, the total accounting fee incurred to CLC is $54,746.

DESCRIPTION OF SHARE CAPITAL

A copy of our amended and restated memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as collectively, the “M&A”; respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Cayman Islands Companies Act on July 27, 2021. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can affect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation for a specified period (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

Ordinary Share

[All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable.] Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered book-entry form, and are issued when registered in our register of members. Unless the Board of Directors determines otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares.

Our authorized share capital is US$50,000, divided into 500,000,000 Ordinary Shares of par value of US$0.0001 each, comprising of 400,000,000 Class A Ordinary Shares of US$0.0001 par value each and 100,000,000 Class B Ordinary Shares of US$0.0001 par value each. Subject to the provisions of the Cayman Islands Companies Act and our articles, the directors have general and unconditional authority to allot, grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. No share may be issued at a discount except in accordance with the provisions of the Cayman Islands Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

As of the date of this prospectus, there are currently 42,291,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding.

At the completion of this offering, assuming no exercise of the underwriters’ over-allotment option, there will be            Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about            , 2023.

Class A Ordinary Shares

Each Class A ordinary share in the Company confers upon the shareholder the right to one vote per share at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class A Ordinary Share will vote together with holders of our Class B ordinary shares as a single class on all matters presented to our shareholders for their approval at any general meeting.

Each Class A ordinary share in the Company confers upon the shareholder the right to an equal share in any dividend paid by the Company.

Each Class A ordinary share in the Company confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its winding up.

[All of our issued Class A ordinary shares are fully paid and non-assessable.] Our Class A ordinary shares are issued in registered form. Share certificates will not be issued unless our directors determine otherwise. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A ordinary shares.

Class B Ordinary Shares

Each Class B ordinary share in the Company confers upon the shareholder the right to fifty votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B ordinary share will vote together with holders of our Class A ordinary share as a single class on all matters presented to our shareholders for their approval at any general meeting.

Class B ordinary shares do not have any economic interest in our Company, save for the right to repayment of capital on a winding up as set forth in our articles of association.

Dividends

Subject to the provisions of the Cayman Islands Companies Act and any rights and restrictions attaching to any class or classes of shares under and in accordance with the Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose. Our Class B Ordinary Shares do not confer upon the holders thereof any rights to receive dividends.

Subject to the Cayman Islands Companies Act requirements regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Pursuant to our articles of association, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share which such shareholder holds. At any general meeting, a resolution put to the vote of the meeting shall be decided by a poll and not on a show of hands.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a duly convened and constituted general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes cast at such a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Cayman Islands Companies Act and our M&A. A special resolution will be required for important matters such as a change of name or making changes to our M&A, as set out in the Cayman Islands Companies Act.

Variation of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied by, or with the approval of, our directors without the consent of the holders of the shares of that class if our directors determine that the variation is not materially adverse to the interests of those shareholders or, otherwise, either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by duly authorized representative or proxy at a separate general meeting of the holders of shares of that class.

Unless the terms of issue or other rights attaching to a class of shares provide otherwise, the rights conferred on the holders of shares of any class shall not be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)    cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate fixed by the terms of allotment or terms of issue or as the directors determine. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)     either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)    whether or not those monies are presently payable.

At any time, directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with interest from the date of forfeiture until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A certificate in writing under the hand of a director or officer of the Company that a share has been forfeited on a specific date shall be conclusive evidence that the particular shares have been forfeited on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the certificate shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase our own shares of any class, including any redeemable shares, on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Cayman Islands Companies Act, including out of any combination of our profits, share premium account, capital or the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of ordinary share complies with applicable rules of the Nasdaq, a shareholder may transfer any ordinary share to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other common form or form approved by the directors, executed:

(a)     where the ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)    where the ordinary shares are unpaid or partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Where the ordinary shares in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any ordinary shares, unless:

(a)     the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary share to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of ordinary share;

(c)     the instrument of transfer is properly stamped, if required;

(d)    the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)     any fee related to the transfer has been paid to us; and

(f)     the transfer is not to more than four joint holders.

The registration of transfers may, subject to compliance with the rules of the relevant stock exchange (including as to notice), be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records (other than copies of our M&A and register of mortgages and charges, and any special resolutions passed by our shareholders). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. No shareholder (not being a director) shall have any right of inspection of any account or book or document of our company except as conferred by law or authorised by our board of directors or by an ordinary resolution of our shareholders.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. In the event that the directors do not convene such meeting for a date not later than 30 days after the date of receipt by the Company of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within 45 days after the end of such period of 30 days.

At least 5 days’ notice of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting, and the business to be conducted at the meeting. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders.

Subject to the Cayman Islands Companies Act and with the consent of (1) in the case of the annual general meeting, all shareholders entitled to attend and vote thereat, and (2) in the case of any other general meeting, one or more shareholders holding shares representing not less than two-thirds of all votes attaching to the issued and outstanding shares carrying the right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within half an hour from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the directors may determine and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the shareholders present shall be a quorum.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for fourteen days or more, at least five days’ notice specifying the place, the day and the hour of the adjourned meeting shall be given in accordance with the articles.

At any general meeting, a resolution put to the vote of the meeting shall be decided by a poll and not on a show of hands.

In the case of an equality of votes on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited unless otherwise determined by our shareholders by ordinary resolution.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The directors shall be entitled to such remuneration as the directors may determine.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Under the articles of association, the office of a director shall be vacated forthwith if:

(a)     he ceases to be a director by virtue of, or becomes prohibited from being a director by reason of, an order made under any provisions of any law or enactment;

(b)    he becomes bankrupt or makes an arrangement or composition with his creditors generally;

(c)     he resigns his office by notice signed by him and delivered to us;

(d)    he was only appointed as a director for a fixed term and such term expires;

(e)     he dies or, in the opinion of a registered medical practitioner by whom he is being treated, is or becomes of unsound mind;

(f)     he is given notice at his last known address, signed by all of the other directors (not being less than two in number) directing his removal;

(g)    he is absent (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; or

(h)    he is removed from office by ordinary resolution.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and our M&A, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our M&A or regulation made by the company in general meeting.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local board or agency and delegate to it its powers and authorities for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local board, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company shall declare (whether by specific or general notice) the nature of their interest at a meeting of the directors. Subject to the Nasdaq rules, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that such director may be interested therein and if such director does so their vote shall be counted and such director may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

A general notice given to the board of directors by any director to the effect that he is a member or director of (or is otherwise interested in) any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated.

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the company or any company in which the company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning the director’s own appointment.

Capitalization of Profits

The directors may resolve to capitalize any amount standing to the credit of our reserves (including our share premium account, our capital redemption reserve and our profit and loss account), which is available for distribution.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

•        the date on which the name of any person was entered on the register as a shareholder; and

•        the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a person who has agreed to become a shareholder and who is registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to be a shareholder. Furthermore, as a matter of the Cayman Islands Companies Act, the registration of any person in the register of members as holder of any shares shall be prima facie evidence of such person having have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands. Provided the consent of each holder of a fixed or floating security interest of a constituent company has been obtained, court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation in accordance with the statutory dissent procedures provided under the Cayman Islands Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)     the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow English case law precedents and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)     an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)    an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)     an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our M&A provide that we shall indemnify each of our directors and officers against any liability incurred by a director or officer as a result of any act or failure to act in carrying out their functions other than such liability (if any) that the director or officer may incur by their own actual fraud or willful default.

No such existing or former director or officer, however, shall be indemnified in respect of any matter arising out of his own fraud or willful default.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director or officer in respect of any matter identified in above on condition that the director or officer must repay the amount paid by us to the extent that the director or officer is ultimately determined not to be entitled to be indemnified by us.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Islands Companies Act, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Islands Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care, and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care, and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened by the board of directors on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the votes attaching to the issued and outstanding shares that as at the date of the deposit carry the rights to vote at such general meeting, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. In the event that the directors do not convene such meeting for a date not later than thirty days after the date of receipt of the written requisition, those shareholders who requested the meeting (or any of them who, together, hold at least half of the voting rights of all of them) may convene the general meeting themselves within forty-five days after the end of such period of thirty days. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Islands Companies Act, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As set out in our articles of association, the office of a director shall be vacated forthwith if the director (a) ceases to be a director by virtue of, or becomes prohibited from being a director by reason of, an order made under any provisions of any law or enactment, (b) becomes bankrupt or makes an arrangement or composition with his creditors generally, (c) resigns his office by notice to us, (d) was only appointed as a director for a fixed term and such term expires, (e) dies or, in the opinion of a registered medical practitioner by whom he is being treated, is or becomes of unsound mind, (f) is given notice at his last known address, signed by all of the other directors (not being less than two in number) directing his removal, (g) without the consent of the other directors, is absent from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that the director has, by reason of such absence, vacated office, or (h) is removed from office by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that its shareholders approve, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction, resulting in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Islands Companies Act, the Company may be wound up by a special resolution of our shareholders or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our shareholders in general meeting. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under our articles of association, the directors of the Company may present a winding up petition on behalf of the Company without the sanction of a resolution of shareholders passed at a general meeting.

Variation of Rights Attaching to Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares, and subject to any rights or restrictions, of that class) may be varied either by, or with the approval of, the directors without the consent of the holders of the shares of the affected class if the directors determine that the variation is not materially adverse to the interests of those shareholders or, otherwise, with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote. The bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote. If so, provided in the certificate of incorporation, they may also be amended by the board of directors. Under the Cayman Islands Companies Act, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity. Where permitted and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (as amended) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (as amended), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (as amended) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (as amended), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing

We plan to list our Class A Ordinary Shares on Nasdaq Global Select Market under the symbol “NNNN”. We will not consummate and close this offering without a listing approval letter from Nasdaq Global Select Market.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary share is            .

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have            Class A Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares. Of that amount,            Class A Ordinary Shares will be publicly held by investors participating in this offering, and            Class A Ordinary Shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Prior to this offering, there has been no public market for our Class A Ordinary Shares. While we intend to list the Class A Ordinary Shares on the Nasdaq Global Select Market, we cannot assure you that a regular trading market will develop in our Class A Ordinary Shares.

Future sales of substantial amounts of our Class A Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Class A Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Class A Ordinary Shares, including Class A Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Class A Ordinary Shares and our ability to raise equity capital in the future.

All of the Class A Ordinary Shares sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Class A Ordinary Shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Class A Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreements

Our directors, executive officers and 5% or more shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of 180 days commencing on the date of this prospectus, without the prior written consent of the presentative. See “Underwriting” beginning on page 100.

Rule 144

All of our Class A Ordinary Shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding Class A Ordinary Shares, which will equal approximately            Class A Ordinary Shares immediately after this offering; or

•        the average weekly trading volume of our Class A Ordinary Shares, on the Nasdaq Global Select Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Class A Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, British Virgin Islands and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands Taxation

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the BVI Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Companies Act are not subject to transfer taxes, stamp duties or similar charges, provided the BVI company does not have a direct or indirect interest in any land in the BVI.

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI.

The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Companies Act.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary Shares in this offering and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        individual retirement accounts or other tax-deferred accounts;

•        persons liable for alternative minimum tax;

•        persons who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

•        investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•        investors that have a functional currency other than the U.S. dollar;

•        persons that actually or constructively own 10% or more of our Class A Ordinary Shares (by vote or value); or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

•        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our Class A Ordinary Shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Class A Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules” beginning on page 98.

Dividends

Any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Class A Ordinary Shares on Nasdaq Global Select. Provided that this listing is approved, we believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Class A Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Class A Ordinary Shares. Under the PFIC rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Class A Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Class A Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Class A Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Global Select. We anticipate that our Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Class A Ordinary Shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Univest Securities, LLC is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them, the number of our Class A Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Class A Ordinary Shares
Univest Securities, LLC
[__]
Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option to purchase additional shares described below.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of US$            per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the closing of this offering, to purchase up to 15% additional Class A Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriters’ name in the preceding table bears to the total number of Class A Ordinary Shares listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The underwriting discounts are equal to 7% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            Class A Ordinary Shares.

	Per Share (US$)	Total Without Exercise of Over-allotment Option (US$)	Total With Full Exercise of Over-allotment Option (US$)
Initial public offering price(1)	$	$	$
Underwriting discounts (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Initial public offering price per share is assumed as US$            per share, which is the midpoint of the range set forth on the cover page of this prospectus.

We have agreed to reimburse the representative up to a maximum of US$250,000 for out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals, provided that any expense over $5,000 shall require prior written or email approval of the Company.

We have agreed to pay an expense advance, in the aggregate amount of $80,000, to the representative upon signing of an exclusive engagement agreement and upon filing of the registration statement with the SEC, for the representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). As of the date of this prospectus, we have paid $80,000 as an expense advance to the representative. In addition, we also agreed to pay a non-accountable expense allowance to the Representative equal to 1.0% of the gross proceeds received at the completion of the offering.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, will be approximately US$            , including a maximum aggregate reimbursement of US$250,000 of representative’s accountable expenses and US$ for the non-accountable expense allowance.

Underwriters’ Warrants

In addition, we have agreed to sell warrants (the “Underwriters’ Warrants”) to the underwriters, for a nominal consideration of US$0.01 per warrant, to purchase a number of Class A Ordinary Shares equal to 5% of the total number of Class A Ordinary Shares sold in this offering. The Underwriters’ Warrants shall have an exercise price equal to 120% of the offering price of the Class A Ordinary Shares sold in this offering. The Underwriters’ Warrants may be exercised in cash or via cashless exercise, will be exercisable for 5 years from the commencement of sales of this offering and will terminate on the third anniversary of the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(A). The Underwriters’ Warrants can be exercised in whole or in part. The Underwriters’ Warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriters’ Warrants nor any of our shares issued upon exercise of the Underwriters’ Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning from the date of commencement of sales of this offering. In addition, although the Underwriters’ Warrants and the underlying Class A Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriters’ Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the underwriter warrants. In compliance with FINRA Rule 5110(g)(8), the unlimited piggyback registration right provided will not be greater than seven years from the commencement of sales of this offering, and the two demand registration rights will not be greater than five years from rom the commencement of sales of this offering. We agreed to maintain an effective registration statement on Form F-1 (or Form F-3, if we are eligible to use such form) until such date that is the earlier of the date when all of the Class A Ordinary Shares underlying the representative’s warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Class A Ordinary Shares underlying the representative’s warrants without registration.

We will bear all fees and expenses attendant to registering the Class A Ordinary Shares issuable upon exercise of the Underwriters’ Warrants. The exercise price and number of Class A Ordinary Shares issuable upon exercise of the Underwriters’ Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

Right of First Refusal

We have agreed to grant the representative of the underwriters for the 18-month period following the closing of this offering, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company. For these purposes, investment banking services shall include, (a) acting as lead or joint-lead manager for any underwritten public offering; (b) acting as lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the

Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering or the termination date of the engagement between the us and the underwriters.

Lock-Up Agreements

Pursuant to certain “lock-up” agreement, our executive officers, directors and 5% or more shareholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any Class A Ordinary Shares or securities convertible into or exchangeable or exercisable for any Class A Ordinary Shares, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of 180 days commencing on the date of this prospectus.

No Sales of Similar Securities

We have agreed, for a period of six months from the effective date of registration statement of which this prospectus forms a part, subject to certain limited exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Ordinary Shares or any such other securities.

Offering Price Determination

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriters or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriters repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be affected on the Nasdaq, in the over-the-counter market, or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Listing

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We have applied to list our Class A Ordinary Shares on Nasdaq Global Select Market under the symbol “NNNN”. This offering is contingent upon us listing our Class A Ordinary Shares on Nasdaq Global Select Market or another national exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq Global Select Market.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the Class A Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Notice to Investors

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our Class A Ordinary Shares.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant Member State of any shares of common stock at any time under the following exemptions under the Prospectus Regulation:

(a)     to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the lead underwriter(s); or

(c)     in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the Financial Conduct Authority, except that offers of shares of common stock may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the lead underwriter(s); or

(c)     in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.

Notice to prospective investors in the Russian Federation

This prospectus or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in the Russian Federation to or for the benefit of any Russian person or entity, and does not constitute an advertisement or offering of any securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this prospectus is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ dated 22 April 1996 “On the securities market” (as amended) (“Russian QIs”) and must not be distributed or circulated into the Russian Federation or made available in the Russian Federation to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law.

Notice to prospective investors in Kazakhstan

This prospectus does not constitute an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer shares of common stock in Kazakhstan to or for the benefit of any Kazakhstan person or entity, except for those persons or entities that are capable to do so under the legislation of the Republic of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This prospectus shall not be construed as an advertisement (i.e., information intended for an unlimited group of persons which is distributed and placed in any form and aimed to create or maintain interest in us and our merchandise, trademarks, works, services and/or our securities and promote their sales) in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstan laws.

Notice to prospective investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 — 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 — 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”) or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 — 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 — 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our shares of common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 — 1968. In particular, we may request, as a condition to be offered shares of common stock, that each Qualified Investor will represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 — 1968 and the regulations promulgated thereunder in connection with the offer to be issued shares; (iv) that shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 — 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities

Law, 5728 — 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to prospective investors in the United Arab Emirates

This prospectus has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the ’‘UAE’’), the Securities and Commodities Authority (the “SCA”) or any other relevant licensing authority in the UAE (including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the UAE including, without limitation, the DFSA, a regulatory authority of the Dubai International Financial Centre and the Financial Services Marketing Authority of the Abu Dhabi Global Market), and does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 1 of 2015 (as amended) or otherwise, does not constitute an offer in the UAE in accordance with the SCA Chairman Resolution No. 3/R.M. of 2017 Concerning the Regulation of Promotion and Introduction, and further does not constitute the brokerage of securities in the UAE in accordance with the Board Decision No. 27 of 2014 Concerning Brokerage in Securities.

This prospectus is not intended to, and does not, constitute an offer, sale or delivery of shares or other securities under the laws of the UAE. Each underwriter has represented and agreed that the shares of common stock have not been and will not be registered with the SCA or the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or any other UAE regulatory authority or exchange. We or sale and/or marketing of the shares of common stock have not been approved or licensed by the SCA, the UAE Central Bank or any other relevant licensing authority in the UAE. The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares of common stock and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to prospective investors in Switzerland

The shares of common stock may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland and will not be listed on the SIX Swiss Exchange Ltd (’’SIX’’) or on any other stock exchange or regulated trading venue in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of SIX or any other exchange or regulated trading venue in Switzerland, and neither this prospectus nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and the non-accountable expense allowance, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Global Select Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Global Select Market Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing Expenses	$
Miscellaneous Expenses	$
Underwriter Expenses	$
Total Expenses	$

LEGAL MATTERS

We are being represented by Ortoli Rosenstadt LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Mourant Ozannes (Cayman) LLP.

EXPERTS

The consolidated financial statements of Anbio Biotechnology at December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022 and 2021, appearing in this prospectus have been audited by YCM CPA Inc., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about Class A Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO FINANCIAL STATEMENTS

ANBIO BIOTECHNOLOGY

ANBIO BIOTECHNOLOGY
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2023 (Unaudited)	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$10,561,173	$7,102,271
Short-term investment	—	1,566,785
Inventory	—	353,872
Prepayment	4,341,394	4,822,426
Prepaid and other current assets	244,686	97,873
Total Current Assets	15,147,253	13,943,227

Deferred offering cost	255,800	—
Operating lease right-of-use assets	3,273	12,059
Other receivable	18,009	—
Rent deposit	2,989	2,989
TOTAL ASSETS	$15,427,324	$13,958,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,307,940	$1,408,042
Other current liabilities	33,759	3,243
Total Current Liabilities	1,341,699	1,411,285
TOTAL LIABILITIES	1,341,699	1,411,285

Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares of ordinary shares authorized; 42,291,200 Class A and 100,000,000 Class B ordinary shares issued and outstanding at June 30, 2023 $0.0001 par value, 100 shares of ordinary shares authorized; 100 ordinary shares issued and outstanding as of December 31, 2022	14,229	—
Additional paid-in capital	3,780	—
Retained earnings	14,067,616	12,546,990
Total Shareholders’ Equity	14,085,625	12,546,990
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,427,324	$13,958,275

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANBIO BIOTECHNOLOGY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2023	2022
Revenues	$3,059,575	$17,841,057
Total Revenues	3,059,575	17,841,057

Cost of Revenues	1,262,554	7,670,728
Gross Profit	1,797,021	10,170,329

Operating Expenses
Selling, general and administrative	375,773	7,264
Total operating expenses	375,773	7,264
Income from operations	1,421,248	10,163,065

Other Income (Expenses)
Interest income	17,354	7,023
Interest expense	—	(7,295)
Foreign exchange gain (loss)	71,483	(190,856)
Others, net	10,541	40,008
Total other (expenses) income	99,378	(151,120)
Income before provision for income taxes	1,520,626	10,011,945
Provision for income taxes	—	—
Net income	$1,520,626	$10,011,945

Basic and diluted earnings per share	$1.93	$100,119
Weighted average shares outstanding	786,239	100

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANBIO BIOTECHNOLOGY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Ordinary Shares			Additional Paid-In Capital	Retained Earnings	Total Shareholders’ Equity
	Class A Shares	Class B Shares	Amount
Balance as of December 31, 2021	100	—	$—	$—	$2,535,813	$2,535,813

Net income	—	—	—	—	10,011,945	10,011,945
Balance as of June 30, 2022	100	—	$—	$—	$12,547,758	$12,547,758
Balance as of December 31, 2022	100	—	$—	$—	$12,546,990	$12,546,990

Issuance of Class A Shares	42,291,100		4,229	3,780	—	8,009
Issuance of Class B Shares	—	100,000,000	10,000	—	—	10,000
Net income	—	—	—	—	1,520,626	1,520,626
Balance as of June 30, 2023	42,291,200	100,000,000	$14,229	$3,780	$14,067,616	$14,085,625

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANBIO BIOTECHNOLOGY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
Cash flows from operating activities:
Net income	$1,520,626	$10,011,945
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of right-of-use asset	8,786	—
Net changes in operating assets and liabilities:
Accounts receivable	—	717,500
Inventory	353,872	—
Prepayment	481,032	(7,758,432)
Prepaid and other current assets	(146,813)	2,508
Accounts payable	(100,102)	(1,886,500)
Other current liabilities	30,516	—
Net cash provided by operating activities	2,147,917	1,087,021

Cash flows from investing activities:
Investment in money market	1,566,785	(1,890,317)
Net cash provided by (used in) investing activities	1,566,785	(1,890,317)

Cash flows from financing activities:
Deferred offering cost	(255,800)	—
Net cash used in financing activities	(255,800)	—

Net change in cash and cash equivalents	3,458,902	(803,296)
Cash and cash equivalents at beginning of period	7,102,271	4,181,325
Cash and cash equivalents at end of period	$10,561,173	$3,378,029

Supplemental disclosure of non-cash investing and financing Activities:
Issuance of 42,291,200 Class A and 100,000,000 Class B ordinary shares at June 30, 2023	$18,009	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANBIO BIOTECHNOLOGY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 1 — Nature of business and organization

Anbio Biotechnology (“Anbio” or “the Company”) was incorporated on July 27, 2021 in the Cayman Islands. Anbio designs and outsources manufacturing to the original equipment manufacturers (OEM), and distributes laboratory and point of care (POCT) in vitro diagnostics (IVD) solution in the medical device industry and COVID-19 Rapid Antigen Test.

Anbio Biotechnology Limited (“Anbio HK”) is a subsidiary wholly owned by Anbio and was incorporated in Hong Kong SAR, China on August 6, 2021. Anbio HK had limited operations in year 2021, but starting from 2022 and onwards, as a holding company, is not expected to engage operational activities. The following entities Beijing AnBiAo Biotechnology Limited (“Beijing AnBiAo”) and Anbio Biotechnology (“Anbio France”) are wholly owned by Anbio HK for all the periods presented. AnBiAo Biotechnology (Xiamen) Limited (“AnBiAo Xiamen”) is owned by Beijing AnBiAo.

Beijing AnBiAo is a subsidiary wholly owned by Anbio HK and was established in Beijing, China on September 10, 2021. AnBiAo Xiamen is a subsidiary wholly owned by Beijing AnBiAo and was established in Xiamen, China on October 22, 2021. Anbio France is a subsidiary wholly owned by Anbio HK and was established in France on November 18, 2021. Anbio France is established to target the French market.

Anbio Biotechnology Pty Ltd. (“Anbio Australia”) is a subsidiary wholly owned by Anbio and was established in Australia on October 6, 2021. Anbio Australia is established to target the Australia market.

Anbio Biotechnology Limited (“Anbio UK”) is a subsidiary wholly owned by Anbio and was established in United Kingdom on October 22, 2021. Anbio UK is established to target the UK market.

Anbio Biotechnology Limited (“Anbio BVI”) is a subsidiary wholly owned by Anbio and was established in British Virgin Islands on November 30, 2021. Anbio BVI mainly distributes rapid reagent test boxes to customers worldwide under the company’s own brands or in collaboration with distributors.

PharVac Limited (“PharVac BVI”) is a subsidiary wholly owned by Anbio and was established in British Virgin Islands on April 13, 2022.

On October 27, 2021, Anbio owned 100% of the shares of Anbio HK, Anbio UK and Anbio Australia. As of June 30, 2023, Anbio BVI was the only entity that had active operations and generated revenue and profit. Anbio HK has minimum operation in fiscal year ended December 31, 2021 but has no operation since then and as of the date of these Notes. All other entities are either investment holding companies or are not in active operations and generated no revenue since their inception to June 30, 2023.

On June 30, 2023, the Company authorized 500,000,000 shares, comprising of 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall consistently vote collectively as a unified class for all resolutions brought before the shareholders. Every Class A Ordinary Share will confer upon its possessor one (1) voting right for all matters subject to voting, whereas each Class B Ordinary Share will grant its holder fifty (50) voting rights for these identical matters. Class B Ordinary Shares do not possess any economic interests, except for the entitlement to capital repayment in the event of liquidation. Under no circumstances are Class A Ordinary Shares convertible into Class B Ordinary Shares, and vice versa.

Pursuant to this reorganization, two shareholders own 100,000,000 Class B Ordinary Shares in the aggregate, with a par value of $0.0001 per share. There are twenty-one shareholders collectively holding Class A Ordinary Shares, and among them, the two aforementioned Class B shareholders also maintain ownership of 4,200,000 Class A Ordinary Shares with a par value of $0.0001 per share. The remaining nineteen shareholders own 38,091,200 Class A Ordinary Shares. The total number of Class A Ordinary Shares issued and outstanding is 42,291,200 as of June 30, 2023.

ANBIO BIOTECHNOLOGY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are entities in which the Company directly or indirectly controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in the consolidated financial statements for detailing the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who review consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment as defined by ASC 280. This is supported by the operational structure of the Company which is designed and managed to share resources across the entire suite of products offered by the business. Such resources include research and development, product design, marketing, operations, and administrative functions.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, revenue recognition, lease classification and liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, and other provisions and contingencies. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Foreign currencies translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates.

ANBIO BIOTECHNOLOGY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 2 — Summary of Significant Accounting Policies (cont.)

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The Company’s subsidiaries maintain their books and record in United States Dollars (“US$”) obviates foreign currency translation.

Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:      Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2:      Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3:      Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The fair value for certain assets and liabilities such as cash, accounts receivable, short-term investment, prepayment, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities and advance from customers have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company and its subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022.

Cash and Cash Equivalents

Cash and cash equivalent consists of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

Accounts Receivable, net

Accounts receivable, net represent trade receivables and are recognized initially at fair value and subsequently adjusted for any allowance for doubtful accounts or impairment.

The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. There was no provision for doubtful accounts as of June 30, 2023 and December 31, 2022.

Short-term Investment

Short-term Investment consists of currency linked structured investment held in the commercial bank, which are highly liquid with an original maturity of twelve months or less. The estimated fair values of the investments are quoted by the commercial bank using available market information.

ANBIO BIOTECHNOLOGY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 2 — Summary of Significant Accounting Policies (cont.)

Inventory

Inventories consist of purchased medical devices from third-party manufacturers and are stated at the lower of costs or net realizable value using the first-in first out method. Management reviews inventory on hand for unmarketable items. Based on the review, there were no writes-down of inventories for the periods ended June 30, 2023 and December 31, 2022.

Prepayment

Prepayments primarily include prepayment paid to suppliers. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes reception of products or realization of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2023 and December 31, 2022, the Company did not record any write-off allowance.

Prepaid and Other Current Assets

Prepaid and other current assets primarily include prepaid expenses paid to service providers and VAT receivable. Management regularly reviews the changes in payment trends and records allowances when management believes collection of amounts due are at risk. As of June 30, 2023 and December 31, 2022, the Company did not record any write-off allowance.

Leases

On August 15, 2022, the Company adopted ASC 842, Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. ROU assets represent the Company’s right to use an underlying asset for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company elected to adopt Accounting Standards Update (“ASU”) 2021-09, Discount rate for leases that are not public business entities, where allows a lessee that is not a public business entity to elect an accounting policy to use a risk-free rate as its discount rate by class of underlying asset. The Company uses U.S. One Year Treasury rate of 3.23% at adoption date for a similar term of the lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not have any finance leases since the adoption date.

Regarding the short-term lease, we elect the practical expedient to recognize the straight-line lease payments of these leases in the Statement of Operations during the period in which they are incurred without recognizing the ROU assets and the lease liabilities on the balance sheet.

Revenue Recognition

The Company has adopted Accounting Standards Codification (“ASC”) Topic 606 and recognizes revenue when control of the promised goods is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods. Revenue recognized when the following 5-step revenue recognition criteria are met:

1)      Identify the request/contract with a customer

2)      Identify the performance obligations in the contract

3)      Determine the transaction price

ANBIO BIOTECHNOLOGY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 2 — Summary of Significant Accounting Policies (cont.)

4)      Allocate the transaction price

5)      Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon the contract terms. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant. Payment terms may vary with individual customer’s contract.

The Company evaluates the criteria of ASC 606 — Revenue Recognition Principal Agent Considerations in determining whether it is appropriate to record the gross amount of product sales and related costs, or the net amount earned as commissions. Generally, when the Company is primarily responsible for fulfilling the promise to provide a specified good or service, the Company is subject to inventory risk before the good or service has been transferred to a customer and the Company has discretion in establishing the price, revenue is recorded at gross.

The following table presents revenue information by geographic locations for the six months ended June 30, 2023 and 2022:

	For the Six Months Ended June 30,
	2023	2022
European Union	$3,036,384	$15,157,306
Asia Pacific	23,191	2,633,751
North America	—	50,000
	$3,059,575	$17,841,057

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

There is currently no taxation imposed by the Government of the Cayman Islands and BVI. The Company has no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands, BVI, Hong Kong SAR or the United States. Consequently, income taxes are not reflected in the Company’s consolidated financial statements.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2023 and 2022, there were no dilutive shares.

Cost of Revenues

Cost of revenue is the purchasing of infection diseases related and other diagnostic products and materials from the Company’s suppliers comprised freight-in, the cost of manufactured goods for sale to customers.

ANBIO BIOTECHNOLOGY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 2 — Summary of Significant Accounting Policies (cont.)

Operating Expenses

Operating expenses consist of selling, general and administrative expenses and research and development expenses. Selling, general and administrative expenses mainly consist of professional, marketing, and salary expenses. Research and development expenses mainly consist of the development, validation, and commercialization of medical devices and assays.

Recent accounting pronouncements

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 — Short-term Investment

On August 23, 2022, the Company purchased a currency linked structured investment of $1,566,785 from Citibank with an interest rate of 2.0%. This investment has a maturity date of February 27, 2023, and the principle of investment has been protected. On October 24, 2022, the Company purchased two currency linked structured investments of $3,414,911 from Citibank, non-principal protected and both investments have been returned on December 28, 2022. As of December 31, 2022, the ending balance of short-term investments was $1,566,785 with interest income of $38,885. On February 27, 2023, the Company redeemed the entire investment balance of $1,583,149 including interest income of $16,364. As of June 30, 2023, the ending balance of short-term investment was nil.

Note 4 — Inventories

Inventories consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Medical Devices	$—	$353,872

Note 5 — Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Prepaid expenses	$239,811	$92,998
Other deposit	1,294	1,294
VAT input	3,581	3,581
Total prepaid and other current assets	$244,686	$97,873

Note 6 — Leases

The Company had entered into two lease agreements during year 2022. Accordingly, the Right-of-use (“ROU”) asset of $18,311 and a lease liability of $18,311 was recorded at the lease commencement date. A 3.23% discount rate is used. The Company recognized lease liabilities was nil, ROU assets was $12,059, with a corresponding amortization of ROU asset of $6,252 as of December 31, 2022. Rent expense was $9,756 and nil for the six months ended June 30, 2023 and 2022, respectively. The original lease term ended on August 31, 2023. Another 12 months leasing was signed, and the term would end on August 31, 2024.

ANBIO BIOTECHNOLOGY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 7 — Other current liabilities

Other current liabilities consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Other payables	$33,759	$3,243
Total other current liabilities	$33,759	$3,243

Note 8 — Earnings Per Share

Basic earnings per share is computed by dividing earnings (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding during the period.

The following table sets forth the computation of basic earnings per share for the periods presented:

	For the Six Months Ended June 30,
	2023	2022
Numerator:
Net income	$1,520,626	$10,011,945
Denominator:
Weighted average outstanding ordinary shares-Basic	786,239	100
Earnings per share: Basic	$1.93	$100,119

Note 9 — Cost of Revenues

Cost of revenue is the purchasing of infection diseases related and other diagnostic products and materials from the Company’s suppliers comprised freight-in, the cost of manufactured goods for sale to customers. Cost of revenue amounted to $1,262,554 and $7,670,728 for the six months ended June 30, 2023 and 2022, respectively.

Gross profit for the six months ended June 30, 2023 amounted to $1,797,021, represented a gross margin of approximately 58.7%, as compared to $10,170,329 for the six months ended June 30, 2022, which was equivalent to a gross margin of approximately 57.0%.

Note 10 — Operating Expenses

Selling, general and administrative expenses mainly consist of professional, marketing, and salary expenses. Selling, general and administrative expenses for the six months ended June 30, 2023 amounted to $375,773 as compared to $7,264 for the six months ended June 30, 2022.

Note 11 — Commitments and Contingencies

The Outbreak of COVID-19

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” COVID-19 has had a severe and negative impact on the global economy and such impact persists as of the date of this annual report.

COVID-19 had a significant impact on our business and results of operations as the sales volume of medical device and COVID-19 Rapid Antigen Test rose sharply due to an overall increase in market demand. In fiscal year 2021, the growth and demand for immunochemistry and hematology segment and molecular diagnostics was stable. Our

ANBIO BIOTECHNOLOGY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 11 — Commitments and Contingencies (cont.)

production and operations have grown, and the demand for our products has increased rapidly. In fiscal year 2022, even most countries were gradually recovered from the pandemic, demand for immunochemistry and hematology segment and molecular diagnostics was still stable.

As COVID-19 transitions from a pandemic state to an endemic state, whether this will lead to a continued downturn in the economy is still unknown. With a high degree of uncertainty surrounding the future severity of COVID-19 and actions taken by governments, private companies and hospitals to contain the coronavirus, the extent to which COVID-19 will continue to impact the companies’ businesses, sales and operating results will depend on future developments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of June 30, 2023 and December 31, 2022, the Company is not a party to any material legal or administrative proceedings.

Note 12 — Certain Risks and Concentration

Financial instruments

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company maintains balances at financial institutions which, from time to time, may exceed Hong Kong Deposit Protection Board insured limits of HKD 500,000 (approximately $64,000) for the banks located in the Hong Kong. As of June 30, 2023 and December 31, 2022, $10,426,275 and $6,971,955 were uninsured due to the excess of the Hong Kong deposit insurance limitation.

Major Customers and Suppliers

The top customers who individually represented greater than 10% of the total revenues of the Company for the six months ended June 30, 2023 and 2022 were as follows:

	For the Six Months Ended June 30,
	2023	2022
Customer A	14%	50%
Customer B	59%	8%
Customer C	0%	21%
Customer D	0%	11%
Customer G	26%	0%
Other Customers	1%	10%
Total	100%	100%

ANBIO BIOTECHNOLOGY
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 12 — Certain Risks and Concentration (cont.)

Two major suppliers who represented greater than 10% of the total cost of sales of the Company for the six months ended June 30, 2023. One major supplier who individually represented greater than 10% of the total cost of sales of the Company for the six months ended and June 30, 2022:

	For the Six Months Ended June 30,
	2023	2022
Supplier A	69%	100%
Supplier B	31%	0%

Note 13 — Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred up to November 1st, 2023, the date the financial statements were available to issue. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Anbio Biotechnology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Anbio Biotechnology and subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the consolidated statements of operations, changes in shareholder’s equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2023.

PCAOB ID 6781

Irvine, California

December 27, 2023

ANBIO BIOTECHNOLOGY
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$7,102,271	$4,181,325
Accounts receivable, net	—	717,500
Short-term investment	1,566,785	—
Inventory	353,872	—
Prepayment	4,822,426	—
Prepaid and other current assets	97,873	16,854
Total Current Assets	13,943,227	4,915,679
Operating lease right-of-use assets	12,059	—
Rent deposit	2,989	—
TOTAL ASSETS	$13,958,275	$4,915,679

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,408,042	$1,889,866
Other current liabilities	3,243	—
Advance from customers	—	490,000
Total Current Liabilities	1,411,285	2,379,866
TOTAL LIABILITIES	1,411,285	2,379,866

Shareholders’ Equity:
Ordinary Shares, $0.0001 par value, 100 shares of ordinary shares authorized; 100 ordinary shares issued and outstanding as of December 31, 2022 and 2021	—	—
Retained earnings	12,546,990	2,535,813
Total Shareholders’ Equity	12,546,990	2,535,813
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,958,275	$4,915,679

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2022	2021
Revenues	$23,544,652	$4,428,473
Total Revenues	23,544,652	4,428,473

Cost of Revenues	10,980,847	1,886,500
Gross Profit	12,563,805	2,541,973

Operating Expenses
Selling, general and administrative	2,168,217	86,095
Research and development	200,000	—
Total operating expenses	2,368,217	86,095
Income from operations	10,195,588	2,455,878

Other Income (Expenses)
Interest income	42,245	—
Interest expense	(7,999)	—
Foreign exchange loss	(262,219)	(65)
Others, net	43,562	80,000
Total other (expenses) income	(184,411)	79,935
Income before provision for income taxes	10,011,177	2,535,813
Provision for income taxes	—	—
Net income	$10,011,177	$2,535,813

Basic and diluted earnings per share	$100,112	$25,358
Weighted average shares outstanding	100	100

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

	Ordinary Shares		Additional Paid-In Capital	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance as of December 31, 2020	—	$—	$—	$—	$—
Capital contribution from shareholder	100	—	—	—	—
Net income	—	—	—	2,535,813	2,535,813
Balance as of December 31, 2021	100	$—	$—	$2,535,813	$2,535,813
Net income	—	—	—	10,011,177	10,011,177
Balance as of December 31, 2022	100	$—	$—	$12,546,990	$12,546,990

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$10,011,177	$2,535,813
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of right-of-use asset	6,252	—
Net changes in operating assets and liabilities:
Accounts receivable	717,500	(717,500)
Inventory	(353,872)	—
Prepayment	(4,822,426)	—
Prepaid and other current assets	(81,020)	(16,854)
Rent deposit	(2,989)	—
Accounts payable	(481,824)	1,889,866
Other current liabilities	(486,757)	490,000
Operating lease liabilities	(18,311)	—
Net cash provided by operating activities	4,487,731	4,181,325

Cash flows from investing activities:
Investment in money market	(1,566,785)	—
Net cash used in investing activities	(1,566,785)	—
Net increase in cash and cash equivalents	2,920,946	4,181,325
Cash and cash equivalents at beginning of period	4,181,325	—
Cash and cash equivalents at end of period	$7,102,271	$4,181,325

Supplemental disclosure of non-cash investing and financing Activities:
Initial recognition of right-of-use assets and lease liabilities	$18,311	$—

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 1 — Nature of business and organization

Anbio Biotechnology (“Anbio” or “the Company”) was incorporated on July 27, 2021 in the Cayman Islands. Anbio designs and outsources manufacturing to the original equipment manufacturers (OEM), and distributes laboratory and point of care (POCT) in vitro diagnostics (IVD) solution in the medical device industry and COVID-19 Rapid Antigen Test.

Anbio Biotechnology Limited (“Anbio HK”) is a subsidiary wholly owned by Anbio and was incorporated in Hong Kong SAR, China on August 6, 2021. Anbio HK had limited operations in year 2021, but starting from 2022 and onwards, as a holding company, is not expected to engage operational activities. The following entities Beijing AnBiAo Biotechnology Limited (“Beijing AnBiAo”) and Anbio Biotechnology (“Anbio France”) are wholly owned by Anbio HK for all the periods presented. AnBiAo Biotechnology (Xiamen) Limited (“AnBiAo Xiamen”) is owned by Beijing AnBiAo.

Beijing AnBiAo is a subsidiary wholly owned by Anbio HK and was established in Beijing, China on September 10, 2021. AnBiAo Xiamen is a subsidiary wholly owned by Beijing AnBiAo and was established in Xiamen, China on October 22, 2021. Anbio France is a subsidiary wholly owned by Anbio HK and was established in France on November 18, 2021. Anbio France is established to target the French market.

Anbio Biotechnology Pty Ltd. (“Anbio Australia”) is a subsidiary wholly owned by Anbio and was established in Australia on October 6, 2021. Anbio Australia is established to target the Australia market.

Anbio Biotechnology Limited (“Anbio UK”) is a subsidiary wholly owned by Anbio and was established in United Kingdom on October 22, 2021. Anbio UK is established to target the UK market.

Anbio Biotechnology Limited (“Anbio BVI”) is a subsidiary wholly owned by Anbio and was established in British Virgin Islands on November 30, 2021. Anbio BVI mainly distributes rapid reagent test boxes to customers worldwide under the company’s own brands or in collaboration with distributors.

PharVac Limited (“PharVac BVI”) is a subsidiary wholly owned by Anbio and was established in British Virgin Islands on April 13, 2022.

On October 27, 2021, Anbio owned 100% of the shares of Anbio HK, Anbio UK and Anbio Australia. As of June 30, 2023, Anbio BVI was the only entity that had active operations and generated revenue and profit. Anbio HK has minimum operation in fiscal year ended December 31, 2021 but has no operation since then and as of the date of these Notes. All other entities are either investment holding companies or are not in active operations and generated no revenue since their inception to June 30, 2023.

On June 30, 2023, the Company authorized 500,000,000 shares, comprising of 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall consistently vote collectively as a unified class for all resolutions brought before the shareholders. Every Class A Ordinary Share will confer upon its possessor one (1) voting right for all matters subject to voting, whereas each Class B Ordinary Share will grant its holder fifty (50) voting rights for these identical matters. Class B Ordinary Shares do not possess any economic interests, except for the entitlement to capital repayment in the event of liquidation. Under no circumstances are Class A Ordinary Shares convertible into Class B Ordinary Shares, and vice versa.

Pursuant to this reorganization, two shareholders own 100,000,000 Class B Ordinary Shares in the aggregate, with a par value of $0.0001 per share. There are twenty-one shareholders collectively holding Class A Ordinary Shares, and among them, the two aforementioned Class B shareholders also maintain ownership of 4,200,000 Class A Ordinary Shares with a par value of $0.0001 per share. The remaining nineteen shareholders own 38,091,200 Class A Ordinary Shares. The total number of Class A Ordinary Shares issued and outstanding is 42,291,200 as of June 30, 2023.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are entities in which the Company directly or indirectly controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in the consolidated financial statements for detailing the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who review consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment as defined by ASC 280. This is supported by the operational structure of the Company which is designed and managed to share resources across the entire suite of products offered by the business. Such resources include research and development, product design, marketing, operations, and administrative functions.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, revenue recognition, lease classification and liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, and other provisions and contingencies. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Foreign currencies translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The Company’s subsidiaries maintain their books and record in United States Dollars (“US$”) obviates foreign currency translation.

Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
Level 2:

Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3:

Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The fair value for certain assets and liabilities such as cash, accounts receivable, short-term investment, prepayment, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities and advance from customers have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company and its subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021.

Cash and Cash Equivalents

Cash and cash equivalent consists of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

Accounts Receivable, net

Accounts receivable, net represent trade receivables and are recognized initially at fair value and subsequently adjusted for any allowance for doubtful accounts or impairment.

The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. There was no provision for doubtful accounts as of December 31, 2022 and 2021.

Short-term Investment

Short-term Investment consists of currency linked structured investment held in the commercial bank, which are highly liquid with an original maturity of twelve months or less. The estimated fair values of the investments are quoted by the commercial bank using available market information.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Inventory

Inventories consist of purchased medical devices from third-party manufacturers and are stated at the lower of costs or net realizable value using the first-in first out method. Management reviews inventory on hand for unmarketable items. Based on the review, there were no writes-down of inventories for the years ended December 31, 2022 and 2021.

Prepayment

Prepayments primarily include prepayment paid to suppliers. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes reception of products or realization of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2022 and 2021, the Company did not record any write-off allowance.

Prepaid and Other Current Assets

Prepaid and other current assets primarily include prepaid expenses paid to service providers and VAT receivable. Management regularly reviews the changes in payment trends and records allowances when management believes collection of amounts due are at risk. As of December 31, 2022 and 2021, the Company did not record any write-off allowance.

Leases

On August 15, 2022, the Company adopted ASC 842, Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. ROU assets represent the Company’s right to use an underlying asset for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company elected to adopt Accounting Standards Update (“ASU”) 2021-09, Discount rate for leases that are not public business entities, where allows a lessee that is not a public business entity to elect an accounting policy to use a risk-free rate as its discount rate by class of underlying asset. The Company uses U.S. One Year Treasury rate of 3.23% at adoption date for a similar term of the lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not have any finance leases since the adoption date.

Regarding the short-term lease, we elect the practical expedient to recognize the straight-line lease payments of these leases in the Statement of Operations during the period in which they are incurred without recognizing the ROU assets and the lease liabilities on the balance sheet.

Revenue Recognition

The Company has adopted Accounting Standards Codification (“ASC”) Topic 606 and recognizes revenue when control of the promised goods is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods. Revenue recognized when the following 5-step revenue recognition criteria are met:

1)      Identify the request/contract with a customer

2)      Identify the performance obligations in the contract

3)      Determine the transaction price

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

4)      Allocate the transaction price

5)      Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon the contract terms. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant. Payment terms may vary with individual customer’s contract.

The Company evaluates the criteria of ASC 606 — Revenue Recognition Principal Agent Considerations in determining whether it is appropriate to record the gross amount of product sales and related costs, or the net amount earned as commissions. Generally, when the Company is primarily responsible for fulfilling the promise to provide a specified good or service, the Company is subject to inventory risk before the good or service has been transferred to a customer and the Company has discretion in establishing the price, revenue is recorded at gross.

The following table presents revenue information by geographic locations for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021
European Union	$20,302,433	$4,090,973
Asia Pacific	3,192,219
North America	50,000	337,500
	$23,544,652	$4,428,473

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

There is currently no taxation imposed by the Government of the Cayman Islands and BVI. The Company has no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands, BVI, Hong Kong SAR or the United States. Consequently, income taxes are not reflected in the Company’s consolidated financial statements.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022 and 2021, there were no dilutive shares.

Cost of Revenues

Cost of revenue is the purchasing of infection diseases related and other diagnostic products and materials from the Company’s suppliers comprised freight-in, the cost of manufactured goods for sale to customers.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Operating Expenses

Operating expenses consist of selling, general and administrative expenses and research and development expenses. Selling, general and administrative expenses mainly consist of professional, marketing, and salary expenses. Research and development expenses mainly consist of the development, validation, and commercialization of medical devices and assays.

Recent accounting pronouncements

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 — Accounts Receivable, Net

	December 31, 2022	December 31, 2021
Accounts receivable	$—	$717,500
Allowance for doubtful accounts	—	—
Total	$—	$717,500

Note 4 — Short-term Investment

On August 23, 2022, the Company purchased a currency linked structured investment of $1,566,785 from Citibank with an interest rate of 2.0%. This investment has a maturity date of February 27, 2023, and the principle of investment has been protected. On October 24, 2022, the Company purchased two currency linked structured investments of $3,414,911 from Citibank, non-principal protected and both investments have been returned on December 28, 2022. As of December 31, 2022, the ending balance of short-term investments was $1,566,785 with interest income of $38,885.

Note 5 — Inventories

Inventories consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Medical Devices	$353,872	$—

Note 6 — Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Prepaid expenses	$92,998	$15,560
Other deposit	1,294	1,294
VAT input	3,581	—
Total prepaid and other current assets	$97,873	$16,854

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 7 — Leases

The Company had no lease during year 2021 and entered two lease agreements during year 2022. Accordingly, the Right-of-use (“ROU”) asset of $18,311 and a lease liability of $18,311 was recorded at the lease commencement date. A 3.23% discount rate is used. The Company recognized lease liabilities was nil, ROU assets was $12,059, with a corresponding amortization of ROU asset of $6,252 as of December 31, 2022. Rent expense was $6,415 and nil for the years ended December 31, 2022 and 2021, respectively. The original lease term ended on August 31, 2023. Another 12 months leasing was signed, and the term would end on August 31, 2024.

The Company’s subsidiary Anbio Biotechnology Limited (BVI) has entered a month-to-month warehouse lease. The lease was terminated in one month. We elect the practical expedient to recognize the straight-line lease payments of these leases in the Statement of Operations during the period in which they are incurred without recognizing the ROU assets and the lease liabilities on the balance sheet. Rent expense was $4,600 and nil and is included in Selling, General and Administrative Expenses for the years ended December 31, 2022 and 2021, respectively.

Note 8 — Other current liabilities

Other current liabilities consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Other payables	$3,243	—
Advance from customers	—	$490,000
Total other current liabilities	$3,243	$490,000

Note 9 — Earnings Per Share

Basic earnings per share is computed by dividing earnings (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding during the period.

The following table sets forth the computation of basic earnings per share for the periods presented:

	For the Years Ended December 31,
	2022	2021
Numerator:
Net income	$10,011,177	$2,535,813
Denominator:
Weighted average outstanding ordinary shares-Basic	100	100
Earnings per share: Basic	$100,112	$25,358

Note 10 — Cost of Revenues

Cost of revenue is the purchasing of infection diseases related and other diagnostic products and materials from the Company’s suppliers comprised freight-in, the cost of manufactured goods for sale to customers. Cost of revenue amounted to $10,980,847 and $1,886,500 for the years ended December 31, 2022 and 2021, respectively.

Gross profit for the year ended December 31, 2022 amounted to $12,563,805, represented a gross margin of approximately 53.4%, as compared to $2,541,973 for the year ended December 31, 2021, which was equivalent to a gross margin of approximately 57.4%.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 11 — Operating Expenses

Selling, general and administrative expenses mainly consist of professional, marketing, and salary expenses. Selling, general and administrative expenses for the year ended December 31, 2022 amounted to $2,168,217 as compared to $86,095 for the year ended December 31, 2021.

Research and development expenses amounted to $200,000 for the year ended December 31, 2022, a 100% increase compared to $0 for the year ended December 31, 2021.

Note 12 — Commitments and Contingencies

The Outbreak of COVID-19

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” COVID-19 has had a severe and negative impact on the global economy and such impact persists as of the date of this annual report.

COVID-19 had a significant impact on our business and results of operations as the sales volume of medical device and COVID-19 Rapid Antigen Test rose sharply due to an overall increase in market demand. In fiscal year 2021, the growth and demand for immunochemistry and hematology segment and molecular diagnostics was stable. Our production and operations have grown, and the demand for our products has increased rapidly. In fiscal year 2022, even most countries were gradually recovered from the pandemic, demand for immunochemistry and hematology segment and molecular diagnostics was still stable.

Whether the ongoing influence of COVID -19 will lead to a continued downturn in the economy is still unknown. With a high degree of uncertainty surrounding the future severity of COVID-19 and actions taken by governments, private companies and hospitals to contain the coronavirus, the extent to which COVID-19 will continue to impact the companies’ businesses, sales and operating results will depend on future developments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2022 and 2021, the Company is not a party to any material legal or administrative proceedings.

Note 13 — Certain Risks and Concentration

Financial instruments

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company maintains balances at financial institutions which, from time to time, may exceed Hong Kong Deposit Protection Board insured limits of HKD 500,000 (approximately $64,000) for the banks located in the Hong Kong. As of December 31, 2022 and 2021, $6,971,955 and $4,117,190 were uninsured due to the excess of the Hong Kong deposit insurance limitation.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 13 — Certain Risks and Concentration (cont.)

Major Customers and Suppliers

The top customers who individually represented greater than 10% of the total revenues of the Company for the years ended December 31, 2022 and 2021 were as follows:

	For the Years Ended December 31,
	2022	2021
Customer A	41%	18%
Customer B	20%	14%
Customer C	16%	0%
Customer D	11%	0%
Customer E	2%	13%
Customer F	0%	48%
Other Customers	10%	7%
Total	100%	100%

There are no accounts receivable due from any customer at the year ended December 31, 2022. Accounts receivable due from one customer at the year ended December 31, 2021 was as follows:

	As of December 31,
	2022	2021
Customer A	0%	100%

One major supplier who individually represented greater than 10% of the total cost of sales of the Company for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021
Supplier A	94%	100%

Note 14 — Subsequent Events

On January 18, 2023, the Company incorporated a new subsidiary PharVac Inc. (“PharVac USA”) in Delaware, United States. PharVac USA is wholly owned by PharVac BVI with the purpose of expanding into the local U.S. market.

On February 7, 2023, Beijing AnBiAo owned 100% shares of AnBai (Beijing) Biotechnology Limited (“Anbai Beijing”).

On February 22, 2023, the Company incorporated a new subsidiary LoviWell Inc in British Virgin Islands (LoviWell BVI) and on March 28, 2023, it established a new subsidiary, LoviWell Inc. in the United States (LoviWell USA); LoviWell USA is owned by LoviWell BVI. LoviWell is a brand under the Anbio Group that plans to provide wellness and laboratory test services for consumers (business-to-consumer) through both online and offline retail channels.

On June 30, 2023, the Company adopted its amended and restated memorandum and articles of association. Simultaneously with the adoption of the amended and restated memorandum and articles of association, the Company’s shareholders resolved to alter the Company’s authorized share capital to consist of 500,000,000 shares, each of par value US$0.0001, divided into 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

Pursuant to the Share Restructuring, 49 out of the 50 Class B Ordinary Shares held by Growth Incorporation were surrendered without consideration and 1 Class B Ordinary Share was transferred to CVC Investment; and 49 out of 50 Class B Ordinary Shares held by Successful Incorporation were surrendered without consideration and 1 Class B Ordinary Share was transferred to Northwestern Investment, in each case with economic effect as of June 30, 2023. With an economic effective date of June 30, 2023, the Company issued a total of 42,291,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

Class A Ordinary Shares

Anbio Biotechnology

____________________

PROSPECTUS

____________________

Univest Securities, LLC
, 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against any liability incurred by such directors or officers in carrying out their functions, other than by reason of such person’s willful default or fraud.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Anbio Biotechnology was incorporated on July 27, 2021. Upon incorporation, the Company issued 50 ordinary shares to founding shareholders with nominal consideration. The transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S thereof.

On June 30, 2023, the Company adopted its amended and restated memorandum and articles of association pursuant to which the total authorized share capital of the Company consists of 500,000,000 shares, par value US$0.0001 per share, divided into (i) 400,000,000 Class A Ordinary Shares with a par value of US$0.0001 each and (ii) 100,000,000 Class B Ordinary Shares with a par value of US$0.0001 each. With an economic effective date of 30 June 2023, the Company issued an aggregate of 42,291,200 Class A Ordinary Shares, par value US$0.0001 per share, to CVC Investment, Northwestern Investment and other shareholders for nominal consideration of US$0.0001 per share and 49,999,999, Class B Ordinary Shares, par value US$0.0001 per share of the Company, to each of CVC Investment and Northwestern Investment for US$0.0001 per share (being a total of 99,999,998 Class B Ordinary Shares) for a total consideration of $18,009. The consideration has not been paid as of the date of this prospectus. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act. No underwriters were involved in these issuances of the Class A or Class B Shares.

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association
4.1**	Form of Underwriters’ Warrants
5.1**	Opinion of Mourant Ozannes (Cayman) LLP regarding the validity of the Class A Ordinary Shares being registered
5.2**	Opinion of Ortoli Rosenstadt LLP regarding the validity of the Underwriters’ Warrants being registered†
10.1**	Form of Service Agreement by and between Anbio Biotechnology and Executives
10.2**	Form of Order Invoice
14.1**	Code of Business Conduct and Ethics

Exhibit Number	Description
15.1**	Letter in Lieu of Consent for Review Report
21.1**	List of Subsidiaries
23.1**	Consent of YCM CPA Inc.
23.2**	Consent of Mourant Ozannes (Cayman) LLP (included in Exhibit 5.1)
23.4**	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.2)
23.5**	Consent of BCC Research, LLC
99.2**	Audit Committee Charter
99.3**	Nominating Committee Charter
99.4**	Compensation Committee Charter
99.5**	Consent of [Independent director]
99.6**	Consent of [Independent director]
99.7**	Consent of [Independent director]
107**	Filing Fee Table

____________

*        Filed herewith.

**      To be filed by Amendment.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5)      That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

6)      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

8)      That, for purposes of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Germany, on            , 2023.

Anbio Biotechnology
By:	/s/
Name:	Michael Lau
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on            , 2023.

Signature	Title
/s/	Chief Executive Officer
Name: Michael Lau	(Principal Executive Officer)
/s/	Chief Financial Officer and Director
Name: Richard Chen	(Principal Financial Officer)
/s/	Director
Name: Cany Xu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Star Venture Investment Holding Limited, has signed this registration statement or amendment thereto in New York, NY, United States on            , 2023.

Authorized U.S. Representative

Cogency Global Inc.

By:	/s/
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.